2022 ANNUAL REPORT

CONNECTING COMMUNITY AND CONVENIENCE



Communities That Thrive

W WHITESTONE REIT

2022 HIGHLIGHTS

57 Properties	**5.1 M SF** Total GLA	**93.7%** Occupancy

1,477 Tenants	**16.6%** Leasing Spreads	**$21.99+** PSF Annual Base Rent

TOTAL SHARHOLDER RETURN

January 2022 to March 2023



— WSR-Total Return (Daily): −1.03%
— FTSE Nareit Equity REITS Index Price Return-Total Return (Daily): −19.80%
— FTSE NAREIT Equity Shopping Centers Index Price-Total Return (Daily): −13.14%



DEAR FELLOW SHAREHOLDERS

Reflecting on 2022, Whitestone has had a year of major accomplishments. When the Whitestone Board of Directors elevated me to the CEO position in January 2022, I outlined for the board four initiatives we would be targeting and received unanimous support from the trustees:

1. To improve the operational and financial performance of Whitestone, proving out the Company's core thesis
2. To dramatically improve Whitestone's alignment with shareholders, initially focusing on a host of governance improvements
3. To strengthen the Company's balance sheet and reduce debt leverage
4. To monetize our 81% equity investment in Pillarstone Capital REIT Operating Partnership LP (the "Pillarstone Partnership") and ensure that Whitestone shareholders receive fair value

We possessed the talent and the knowledge to achieve these goals and elevated the right people within the Company. We also focused on providing support to our team and on eliminating distractions.

I want to take this opportunity to provide an update on each initiative: what we've accomplished, where we currently stand, and the road ahead.

Operational and Financial Performance

On March 2, 2022, we outlined aggressive targets during our 4th quarter earnings call, including 14 – 19% FFO/Share[1] growth and occupancy of 92 – 93%. Newly appointed Chief Operating Officer, Christine Mastandrea, and I shared a very strong belief in the Company's core thesis:

By focusing on community and convenience with service-oriented tenants in high-income, sun belt-located shopping centers, Whitestone can achieve earnings growth at or near the top of its peer set. By maintaining attention on high-quality revenue from a diverse set of tenants, the Company is also anticipated to be more resilient than peers during different economic cycles.

We took the necessary actions to drive performance:

▶ We increased accountability, streamlining and strengthening the regional leasing and property management teams, providing clear goals and priorities and eliminating micro-management, allowing for faster and better execution
▶ We began the process of restoring relationships within the real estate community, especially with the brokers, dramatically increasing transaction flow

These actions allowed morale to improve throughout the Company with employees having more effective tools for success and clear objectives that were aligned with the management team, resulting in greater productivity.

OUR PROPERTIES

AUSTIN - SAN ANTONIO
Anderson Arbor
Davenport Village
Quinlan Crossing
City View Village
Parkside Village North
Parkside Village South
The Strand at Huebner Oaks
Windsor Park Centre

DALLAS - FORT WORTH
Eldorado Plaza
Headquarters Village
Heritage Trace Plaza
Keller Place
Lakeside Market
Las Colinas Village
Shops at Starwood

HOUSTON
BLVD Place
Kempwood Plaza
Lion Square
Providence Plaza
Shaver Street Center
Shops at Williams Trace
Sugar Park Plaza
Sunridge Center
Town Park Plaza
West Memorial
Westchase Plaza
Williams Trace Plaza
Woodlands Crossing

PHOENIX
Ahwatukee Plaza
Anthem Marketplace
Fountain Hills Plaza
Fountain Square
Fulton Ranch Towne Center
La Mirada
Market Street at DC Ranch
Marketplace at Central
Mercado at Scottsdale Ranch
Paradise Plaza
Pinnacle of Scottsdale
Scottsdale Seville
Sunset at Pinnacle Peak
Terravita Marketplace
The Citadel
The Promenade at Fulton Ranch
The Shops at Pecos Ranch
Village Square at Dana Park

CHICAGO
Spoerlein Commons

We finished 2022 with outstanding financial and operational performance highlighted by:

▶ FFO per share[1] growth of 20% to $1.03
▶ Same-store NOI[1] growth of 7.9%
▶ Occupancy increased 240bps to 93.7%
▶ Positive leasing spreads of 16.6% and 8.0% on a straight-line and cash basis, respectively
▶ G&A expenses decreased by 20%, or $4.6 million

As part of our ongoing asset management, we completed $36 million in dispositions during 2022 at a blended 5.6% cap rate, highlighting the value of Whitestone's portfolio of properties, which are located in some of the fastest growing and most desirable markets in the country. We utilized $27.5 million of these proceeds to purchase a 3-tenant outparcel at our Dana Park property in Mesa, Arizona and Lake Woodlands Crossing, a thriving 60,246 square foot center in The Woodlands, TX, at a blended 7.0% cap rate. The Woodlands property has a one-mile radius average household income in excess of $250,000 and is ideally located across from an H-E-B grocer and a high-end shopping center. At purchase, the Woodlands center had 11% vacancy and we are in the process of securing 2 great tenants to fill the vacancy within the center. We utilized the remaining proceeds for debt reduction. We will continue to evaluate opportunities for both dispositions and acquisitions that will allow us to advance our objectives to grow earnings and improve our debt metrics and equity market valuation.

Whitestone's Alignment with Shareholders / ESG

Perhaps an even more dramatic shift than our financial execution was our determination to fix the foundation of Whitestone, which is the Company's governance and alignment with shareholders. Few companies improve their ISS Governance score from a 9 to a 3 within a year, which further reflects our commitment.

In 2022, we:

▶ Separated the CEO and Chairman of the Board roles,
▶ Terminated Whitestone's shareholder rights plan (poison pill),
▶ Provided shareholder access to propose and vote on bylaw amendments,
▶ Appointed independent director Amy Shih-Hua Feng to the board, reducing our average board tenure to ~3.5 years and increasing its percentage of women to 33%,
▶ Lowered compensation packages across the management team,
▶ Implemented Environmental Management System (EMS) and completed first GRESB filing, and
▶ Initiated formal board oversight for Whitestone's ESG Steering Committee.

In conjunction with these improvements, we have shifted from having limited interaction with shareholders to actively reaching out to shareholders and working closely with them to meet their expectations on governance and other matters.

The Balance Sheet and Cost of Capital

One key piece of feedback we heard from investors was to lower the Company's leverage and take care of any near-term maturities. Our Debt to EBITDAre[1] stood at 9.1x at year-end 2021. After taking over the CFO role in conjunction with the leadership change, Scott Hogan made a commitment to ensure new investments met criteria to be accretive while simultaneously strengthening our credit metrics.

Given the Company's strong earnings growth, we were able to rapidly improve our Debt to EBITDAre ratio[1], finishing the year at 7.8x. We anticipate we will continue to improve this key ratio in to approximately 7.0x in 2023. This trend is not only well received by investors but was a critical component of locking down attractive financing and improving and extending our $515 million credit facility and receiving an investment grade credit rating in 2022. Our new facility can be increased to $715 million through an accordion feature and extends our maturity dates to 2027 and 2028.

The other key to reducing Whitestone's cost of capital was to limit share issuances and utilize retained earnings and underearning assets (land) for development. We estimate the Company has $125 to $140 million worth of investment opportunities with a portion on underutilized land that we currently own, with attractive enough returns to accelerate our earnings growth while simultaneously strengthening our credit metrics.



Monetization of Pillarstone Equity

In 2016, Whitestone engaged in a related-party transaction with Pillarstone Capital REIT ("Pillarstone"), an entity partially owned by our former CEO, and created a partnership and equity investment with the Pillarstone Partnership. I share with our current board members a completely different view of these types of related-party transactions that often end up with conflicts of interests.

Early in 2022, Whitestone initiated a Delaware lawsuit in order to invalidate a poison pill implemented by Pillarstone solely to frustrate Whitestone's contractual redemption rights and prevent Whitestone from exiting and monetizing its stake in the Pillarstone Partnership. Whitestone simply wants to receive its fair value for its Pillarstone stake. That stake is currently on the books for approximately $35 million and we anticipate the value Whitestone ultimately realizes will be in excess of that amount. We look forward to the restoration of our contractual redemption rights and movement towards monetization of our equity investment in 2023.

2023—The Path Ahead

While Whitestone is on the right track with all of the initiatives above, the work is certainly not done. Here is the outlook for each of them:

1. **Operational and Financial Performance:** The Company must continue its FFO / Share[1] growth and deliver consistent results. The new management team has delivered four quarters of strong results and understands the value of building on those results.
2. **Whitestone's Alignment with Shareholders / ESG:** We are furthest along on this goal. Our team will continue to stay focused on regular engagement with shareholders and improvements to corporate governance.
3. **The Balance Sheet and Cost of Capital:** We must continue to improve our debt leverage in 2023 and future years and remain disciplined stewards of capital. We recognize the value of a strong balance sheet, and we recognize the importance of reaching the milestones we set.
4. **Pillarstone Monetization:** We seek to obtain successful outcomes on current litigation and subsequently monetize our equity interest in the Pillarstone Partnership.

The management team at Whitestone is pleased with the progress we made in 2022 and believes the future is very bright. We understand that one-year is not a track record, and we look forward to increasing your confidence level over the coming quarters and years.

Sincerely,



David K. Holeman
Whitestone CEO

(1) Please refer to the tables at the end of the annual report for a full reconciliation of non-GAAP measures to GAAP measures

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-34855
_____

WHITESTONE REIT

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**76-0594970**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2600 South Gessner, Suite 500, Houston, Texas	**77063**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(713) 827-9595**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest, par value $0.001 per share	WSR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the corrections of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common shares held by nonaffiliates of the registrant as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was $529,343,448.

As of March 1, 2023, the registrant had 49,424,019 common shares of beneficial interest, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: We incorporate by reference in Part III of this Annual Report on Form 10-K portions of our definitive proxy statement for our 2023 Annual Meeting of Shareholders, which proxy statement will be filed no later than 120 days after the end of our fiscal year ended December 31, 2022.

WHITESTONE REIT
FORM 10-K
Year Ended December 31, 2022

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to the "Company," "we," "us" or "our" are to Whitestone REIT and its consolidated subsidiaries.

Forward-Looking Statements

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto in this Annual Report on Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete projects, amounts of anticipated cash distributions to our shareholders in the future and other matters. These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on its knowledge and understanding of our business and industry. Forward-looking statements are typically identified by the use of terms such as "may," "will," "should," "potential," "predicts," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" or the negative of such terms and variations of these words and similar expressions, although not all forward-looking statements include these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this Annual Report on Form 10-K include:

- the imposition of federal income taxes if we fail to qualify as a real estate investment trust ("REIT") in any taxable year or forego an opportunity to ensure REIT status;
- uncertainties related to the national economy and the real estate industry, both in general and in our specific markets;
- legislative or regulatory changes, including changes to laws governing REITs;
- adverse economic or real estate developments or conditions in Texas or Arizona, Houston and Phoenix in particular, including the potential impact of a resurgence of COVID-19 or other public health emergencies on our tenants' ability to pay their rent, which could result in bad debt allowances or straight-line rent reserve adjustments;
- our current geographic concentration in the Houston and Phoenix metropolitan area makes us susceptible to local economic downturns;
- natural disasters, such as floods and hurricanes, which may increase as a result of climate change may adversely affect our returns;
- increasing focus by stakeholders on environmental, social and governance matters;
- increases in interest rates, including as a result of inflation, operating costs or general and administrative expenses;
- availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;
- decreases in rental rates or increases in vacancy rates;
- harm to our reputation, ability to do business and results of operations as a result of improper conduct by our employees, agents or business partners;
- litigation risks;
- lease-up risks, including leasing risks arising from exclusivity and consent provisions in leases with significant tenants;
- our inability to renew tenant leases or obtain new tenant leases upon the expiration of existing leases;
- geopolitical conflicts, such as the ongoing conflict between Russia and Ukraine;
- our inability to generate sufficient cash flows due to market conditions, competition, uninsured losses, changes in tax or other applicable laws;
- the need to fund tenant improvements or other capital expenditures out of operating cash flow; and
- the risk that we are unable to raise capital for working capital, acquisitions or other uses on attractive terms or at all.

The forward-looking statements should be read in light of these factors and the factors identified in the "Risk Factors" section of this Annual Report on Form 10-K.

PART I

Item 1. Business.

General

We are a Maryland REIT engaged in owning and operating commercial properties in culturally diverse markets in major metropolitan areas. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code").

We are internally managed and, as of December 31, 2022, we wholly-owned a real estate portfolio of 57 properties that meet our Community Centered Property® strategy containing approximately 5.1 million square feet of gross leasable area ("GLA"), located in Texas, Arizona and Illinois. Our consolidated property portfolio has a gross book value of approximately $1.2 billion and book equity, including noncontrolling interests, of approximately $424 million as of December 31, 2022.

Further, as of December 31, 2022, we, through our equity-method investment in Pillarstone Capital REIT Operating Partnership LP ("Pillarstone" or "Pillarstone OP"), owned a majority interest in eight properties that do not meet our Community Centered Property® strategy containing approximately 0.9 million square feet of GLA (the "Pillarstone Properties"). We own 81.4% of the total outstanding units of Pillarstone OP, which we account for using the equity method. We also managed the day-to-day operations of Pillarstone OP pursuant to a management agreement, which was terminated on August 18, 2022. In this Annual Report on Form 10-K, unless otherwise indicated, we do not include the Pillarstone Properties when we refer to our properties.

Our common shares of beneficial interest, par value $0.001 per share, are traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "WSR." Our offices are located at 2600 South Gessner Road, Suite 500, Houston, Texas 77063. Our telephone number is (713) 827-9595 and we maintain a website at www.whitestonereit.com. The contents of our website are not incorporated into this filing.

Our Strategy

In October 2006, we adopted a strategic plan to acquire, redevelop, own and operate Community Centered Properties®. We define Community Centered Properties® as visibly located properties in established or developing culturally diverse neighborhoods in our target markets. We market, lease and manage our centers to match tenants with the shared needs of the surrounding neighborhood. Those needs may include specialty retail, grocery, restaurants, medical, educational, financial services, entertainment and experiences. Our goal is for each property to become a Whitestone-branded retail community that serves a neighboring five-mile radius around our property. We employ and develop a diverse group of associates who understand the needs of our multicultural communities and tenants.

Our primary business objective is to increase shareholder value by acquiring, owning and operating Community Centered Properties®. The key elements of our strategy include:

- *Strategically Acquiring Properties.*

  ◦ *Seeking High Growth Markets.* We seek to strategically acquire commercial properties in high-growth markets. Our acquisition targets are located in densely populated, culturally diverse neighborhoods, primarily in and around Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio.

  ◦ *Diversifying Geographically.* Our current portfolio is concentrated in Houston and Phoenix. As of December 31, 2022, we wholly-owned 14 properties in Houston, nine properties in Dallas-Fort Worth, three properties in San Antonio, five properties in Austin, 25 properties in the Scottsdale and Phoenix, Arizona metropolitan areas, and one property in Buffalo Grove, Illinois, a suburb of Chicago.

  We believe that continued geographic diversification in markets where we have substantial knowledge and experience will help offset the economic risk from a single market concentration. We intend to continue to focus our expansion efforts on the Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio markets. We believe our management infrastructure and capacity can accommodate substantial growth in those markets. We may also pursue opportunities in other regions that are consistent with our Community Centered Property® strategy. Markets in which we have developed some knowledge and contacts include Orlando, Florida and Denver, Colorado, both of which have economic, demographic and cultural profiles similar to our Arizona and Texas markets.

◦ *Capitalizing on Availability of Reasonably Priced Acquisition Opportunities.* We believe that currently and during the next several years there will continue to be excellent opportunities in our target markets to acquire quality properties at historically attractive prices. We intend to acquire assets in off-market transactions negotiated directly with owners or financial institutions holding foreclosed real estate and debt instruments that are either in default or on bank watch lists. Many of these assets may benefit from our Community Centered Property® strategy and our management team's experience in turning around distressed properties, portfolios and companies. We have extensive relationships with community banks, attorneys, title companies and others in the real estate industry with whom we regularly work to identify properties for potential acquisition.

- ***Redeveloping and Re-tenanting Existing Properties.*** We have substantial experience in repositioning underperforming properties and seek to add value through renovating and re-tenanting our properties to create Whitestone-branded Community Centered Properties®. We seek to accomplish this by (1) stabilizing occupancy, with per property occupancy goals of 90% or higher; (2) adding leasable square footage to existing structures; (3) developing and building new leasable square footage on excess land; (4) upgrading and renovating existing structures; and (5) investing significant effort in recruiting tenants whose goods and services meet the needs of the surrounding neighborhood.

- ***Recycling Capital for Greater Returns.*** We seek to continually upgrade our portfolio by opportunistically selling properties that do not have the potential to meet our Community Centered Property® strategy and redeploying the sale proceeds into properties that better fit our strategy. Some of our properties that we own (the "non-core properties") may not fit our Community Centered Property® strategy, and we may look for opportunities to dispose of these properties as we continue to execute our strategy.

- ***Prudent Management of Capital Structure.*** Of our 57 properties, we currently have 50 properties that are unencumbered. We may seek to add mortgage indebtedness to existing and newly acquired unencumbered properties to provide additional capital for acquisitions. As a general policy, we intend to maintain a ratio of debt, net of cash, to undepreciated book value of real estate assets, including our proportional share of real estate from our unconsolidated real estate partnership, that is at or less than 60%. As of December 31, 2022, our ratio of debt, net of cash, to undepreciated book value of real estate assets was 50%.

- ***Investing in People.*** We believe that our people are the heart of our culture, philosophy and strategy. We continually focus on developing associates who are self-disciplined and motivated and display, at all times, a high degree of character and competence. We provide them with equity incentives to align their interests with those of our shareholders.

Our Structure

Substantially all of our business is conducted through Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership organized in 1998 (the "Operating Partnership"). We are the sole general partner of the Operating Partnership. As of December 31, 2022, we owned a 98.6% interest in the Operating Partnership.

As of December 31, 2022, we wholly-owned a real estate portfolio consisting of 57 properties located in three states. The aggregate occupancy rate of our portfolio was 94% based on GLA as of December 31, 2022.

We are hands-on owners who directly manage the operations and leasing of our properties. Substantially all of our revenues consist of base rents received under varying term leases. For the year ended December 31, 2022, our total revenues were approximately $139.4 million.

Additionally, we, through our equity-method investment in Pillarstone, owned a majority interest in eight properties located in Dallas and Houston, Texas. The aggregate occupancy rate of the Pillarstone properties was approximately 56% based on GLA as of December 31, 2022.

Our largest property, BLVD Place ("BLVD"), a retail community purchased on May 26, 2017 and located in Houston, Texas, accounted for 11.0% of our total revenues for the year ended December 31, 2022. BLVD also accounted for 16.0% of our consolidated real estate assets, net of accumulated depreciation, as of the year ended December 31, 2022.

Competition

All of our properties are located in areas that include competing properties. The amount of competition in a particular area could impact our ability to acquire additional real estate, sell current real estate, lease space and the amount of rent we are able to charge. We may be competing with owners, developers and operators, including, but not limited to, real estate investors, other REITs, insurance companies and pension funds.

Should we decide to dispose of a property, we may compete with third-party sellers of similar types of commercial properties for suitable purchasers, which may result in our receiving lower net proceeds from a sale or in our not being able to dispose of such property at a time of our choosing due to the lack of an acceptable return. In operating and managing our properties, we compete for tenants based upon a number of factors including, but not limited to, location, rental rates, security, flexibility, expertise to design space to meet prospective tenants' needs and the manner in which the property is operated, maintained and marketed. We may be required to provide rent concessions, incur charges for tenant improvements and other inducements, or we may not be able to timely lease vacant space, all of which could adversely impact our results of operations.

Many of our competitors have greater financial and other resources than us and also may have more operating experience. Generally, there are other neighborhood and community retail centers within relatively close proximity to each of our properties. There is, however, no dominant competitor in the Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio metropolitan areas. Our retail tenants also face increasing competition from outlet malls, internet retailers, catalog companies, direct mail and telemarketing.

Compliance with Governmental Regulations

Under various federal and state environmental laws and regulations, as an owner or operator of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with any such contamination. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs the government incurs in connection with contamination on the site. The presence of contamination or the failure to remediate contamination at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.

We will not purchase any property unless we are generally satisfied with the environmental status of the property. We typically obtain a Phase I environmental site assessment for each new acquisition, which includes a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not include any sampling or testing of soil, groundwater or building materials from the property.

We believe that our properties are in compliance in all material respects with all applicable federal, state and local laws and regulations regarding the handling, discharge and emission of hazardous or toxic substances. Because release of chlorinated solvents can occur as a result of dry cleaning operations, we participate in the Texas Commission on Environmental Quality Dry Cleaner Remediation Program ("DCRP") with respect to four of our properties that currently or previously had a dry cleaning facility as a tenant. The DCRP administers the Dry Cleaning Remediation fund to assist with remediation of contamination caused by dry cleaning solvents.

We have not been notified by any governmental authority, and are not otherwise aware of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties. Nevertheless, it is possible that the environmental assessments conducted thus far and currently available to us do not reveal all potential environmental liabilities. It is also possible that subsequent investigations will identify material contamination or other adverse conditions, that adverse environmental conditions have arisen subsequent to the performance of the environmental assessments, or that there are material environmental liabilities of which management is unaware.

Under the Americans with Disabilities Act ("ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Our properties must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. In addition, we will continue to assess our compliance with the ADA and to make alterations to our properties as required.

Human Capital

We believe that our people are the heart of our culture, philosophy and strategy. Our employees are in direct contact with our tenants and the communities we serve. We continually focus on developing associates who are self-disciplined and motivated and display at all times a high degree of character and competence. Employee engagement is critical to our long term success, so employees' performance are reviewed annually. Key employees are provided with equity incentives to align their interests with those of our shareholders. Every Whitestone associate is encouraged to be an owner.

As of December 31, 2022, we had 75 full-time employees.

Diversity: We strive to create a culture of inclusivity and think of our shareholders, our tenants, and our communities as one. Every year, we hold diversity and sensitivity training for management and associates to reiterate the importance within our organization and to ensure that all associates practice this approach both internally and externally. We do not tolerate disrespectful or inappropriate behavior, unfair treatment, retaliation or harassment of any kind. In addition, pursuant to our bylaws, we seek to nominate trustees to the Board that represent a diversity of experience, gender, race, ethnicity and age. Though we have no formal policy addressing diversity, any individual who does not satisfy the qualifications above is not eligible for nomination or election as a trustee. This commitment to diversity applies across our Company.

Employee Retention and Training: We conduct individual annual employee reviews that focus on goal setting as well as informal sessions with associates and executive team members. We created the Real Estate Executive Development program for associates that wish to continue their career and expand their knowledge of Whitestone REIT and real estate. Selected associates are chosen on an annual basis to participate in the program. In addition, for associates that wish to continue their education, whether it be receiving a Bachelors, MBA, or specialized certification, we will help to reimburse a portion of the fees for the program in accordance with Company policy. We also conduct a variety of trainings on an annual basis from OSHA and Safety Regulations to Anti-Harassment Training to ensure we are up-to-date on the most recent standards and regulations.

Compensation and Benefits: We are committed to rewarding, supporting, and developing the associates who make it possible to deliver on our strategy. Our compensation package includes market-competitive pay, broad-based stock grants and bonuses, healthcare benefits, pension and retirement savings plans, among others. We also offer our team a variety of options for College Savings and 401(k) programs, including an employer 401(k) match up to 3.5%. There is a financial planner on site on a quarterly basis to help assist associates choose the best savings options.

Health and Safety: The health and safety of our employees and their families is a top priority. We created an internal program that encourages associates to make healthy choices and lead a healthy lifestyle, including a gym reimbursement program.

Materials Available on Our Website

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, proxy statements with respect to meetings of our shareholders, as well as Reports on Forms 3, 4 and 5 regarding our officers, trustees or 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through our website (www.whitestonereit.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. We have also made available on our website copies of our Environmental, Social, and Governance ("ESG") Report, Audit Committee Charter, Compensation Committee Charter, Nominating and Governance Committee Charter, Corporate Governance Guidelines, Insider Trading Compliance Policy, and Code of Business Conduct and Ethics Policy. In the event of any changes to these documents, revised copies will also be made available on our website. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC as we do. The website address is http://www.sec.gov. Materials on our website are not part of our Annual Report on Form 10-K. The contents of these websites are not incorporated into this filing.

Financial Information

Additional financial information related to the Company is included in Item 8 "Financial Statements and Supplementary Data."

Item 1A. Risk Factors.

In addition to the other information contained in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, results of operations or the trading price of our common shares could be materially adversely affected by any of these risks. Please note that additional risks not presently known to us or which we currently consider immaterial may also impair our business and operations.

Risks Associated with Real Estate

Real estate property investments are illiquid due to a variety of factors and therefore we may not be able to dispose of properties when appropriate or on favorable terms.

Our strategy includes opportunistically selling properties that do not have the potential to meet our Community Centered Property® strategy. However, real estate property investments generally cannot be disposed of quickly. In addition, the Code imposes certain restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which could cause us to incur extended losses, reduce our cash flows and adversely affect distributions to shareholders.

We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us, nor can we predict the length of time needed to find a willing purchaser and to close the sale of a property. To the extent we are unable to sell any properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

We may be required to expend resources to correct defects or to make improvements before a property can be sold. We cannot assure that we will have funds available to correct those defects or to make those improvements, which may impede our ability to sell a property. Further, we may agree to transfer restrictions that materially restrict us from selling a property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions could impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would further contribute to the illiquid character of real estate properties and impede our ability to respond to adverse changes in the performance of our properties may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our shareholders and the trading price of our common shares.

Our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could have a material adverse effect on our ability to successfully and profitably operate our business.

We depend on our tenants to operate their businesses in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. A number of our tenants operate service and retail businesses that require in-person interactions with their customers to generate revenues, and the COVID-19 pandemic affected customers' willingness to frequent some of our tenants' businesses, which has impacted and may continue to impact their ability to fulfill their obligations to us in the event of a resurgence of COVID-19 or the rise of a variant of the virus. Although the negative impact of the COVID-19 pandemic appears to be much improved, with most tenant businesses operating at pre-pandemic levels, for certain categories of our tenants, such as dry cleaners and fitness tenants, the negative impact of COVID-19 was more severe and the recovery is still in progress. Cash flow generated by the businesses of certain tenants may not be sufficient for such tenants to meet their obligations to us and in some cases we may need to secure replacement tenants. Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness and make distributions to our shareholders could be limited if a number of our tenants were unable to meet their obligations to us or failed to renew or extend their relationships with us as their lease terms expire, or if we were unable to lease or re-lease our properties on economically favorable terms.

Inflation may adversely affect our financial condition and results of operations.

Inflation has become a growing concern. Inflationary price increases could have an adverse effect on consumer spending, which could impact our tenants' sales and, in turn, our tenants' business operations. This could affect the amount of rent these tenants pay, including if their leases provide for percentage rent or percentage of sales rent, and their ability to pay rent. Also, inflation could cause increases in operating expenses, which could increase occupancy costs for tenants and, to the extent that we are unable to recover operating expenses from tenants, could increase operating expenses for us. In addition, if the rate of inflation exceeds the scheduled rent increases included in our leases, then our net operating income and our profitability would decrease. Continued inflation could also result in further increases in market interest rates, which could not only negatively impact consumer spending and tenant investment decisions but would also increase the borrowing costs associated with our existing or any future variable rate debt, to the extent such rates are not effectively hedged or fixed, or any future debt that we incur.

Disruption in capital markets could adversely impact acquisition activities and pricing of real estate assets.

Volatility or other disruption in capital markets could adversely affect our access to or the cost of debt and equity capital, which could adversely affect our acquisition and other investment activities. Disruptions could include price volatility or decreased demand in equity markets, further increasing interest rates, tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. As a result, we may not be able to obtain favorable equity and debt financing in the future or at all. This may impair our ability to acquire properties at favorable returns or adversely affect our returns on investments in development and re-development projects, which may adversely affect our results of operations and distributions to shareholders. Turmoil in the capital markets could adversely impact the overall amount of capital available to invest in real estate, which may result in price or value decreases of real estate assets.

All of our properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. As the owner of the properties, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations and funds from operations in the period in which the write-off occurs.

Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost.

The ADA and other federal, state and local laws generally require public accommodations be made accessible to disabled persons. Noncompliance with these laws could result in the imposition of fines by the government or the award of damages to private litigants. These laws may require us to modify our existing properties, which could require a significant investment of our cash resources that could otherwise be invested in more productive assets. These laws may also restrict renovations by requiring improved access to such buildings by disabled persons or may require us to add other structural features which increase our construction costs. Legislation or regulations adopted in the future may impose further obligations, restrictions or increased compliance costs on us with respect to improved access by disabled persons. We may incur unanticipated expenses that may be material to our financial condition or results of operations to comply with ADA and other federal, state and local laws, or in connection with lawsuits brought by private litigants.

We face intense competition, which may decrease, or prevent increases of, the occupancy and rental rates of our properties.

We compete with a number of developers, owners and operators of commercial real estate, many of whom own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when their leases expire. This competitive environment could have a material adverse effect on our ability to lease our properties or any newly developed or acquired property, as well as on the rents charged.

Our acquisition strategy includes acquiring distressed commercial real estate, and we could face significant competition from other investors, REITs, hedge funds, private equity funds and other private real estate investors with greater financial resources and access to capital. Therefore, we may not be able to compete successfully for investments. In addition, the number of entities and the amount of purchasers competing for suitable investments may increase, all of which could result in competition for accretive acquisition opportunities and adversely affect our business plan and our ability to maintain our current dividend rate.

Risks Associated with Our Operations

Because a majority of our GLA is in the Houston and Phoenix metropolitan areas, an economic downturn in either area could adversely impact our operations and ability to make distributions to our shareholders.

The majority of our assets and revenues are currently derived from properties located in the Houston and Phoenix metropolitan areas. As of December 31, 2022, 24% and 45% of our GLA was located in Houston and Phoenix, respectively. Our results of operations are directly affected by our ability to attract financially sound commercial tenants. A significant economic downturn in the Houston or Phoenix metropolitan area may adversely impact our ability to locate and retain financially sound tenants, could have an adverse impact on our existing tenants' revenues, costs and results of operations and may adversely affect their ability to meet their obligations to us. Likewise, we may be required to lower our rental rates to attract desirable tenants in such an environment. Consequently, because of the geographic concentration among our current assets, if either the Houston or Phoenix metropolitan area were to experience an economic downturn, our operations and ability to make distributions to our shareholders could be adversely impacted.

The COVID-19 pandemic has in the past and may continue to materially and adversely impact and disrupt our business, financial condition, results of operations and cash flows. Any future outbreak of any COVID-19 variants or any other highly infectious or contagious disease could have a similar impact.

The continued impact of COVID-19, including any resurgences or the rise of any variants of the virus, future pandemics or other health crises may heighten other risks discussed herein, which could adversely affect our business, financial condition, results of operations, cash flows and market value. A worsening of the COVID-19 pandemic or outbreaks of other highly infectious diseases could materially and adversely affect us, particularly if business conditions, the regulatory environment or the public health situation returns to that experienced during the height of the COVID-19 pandemic. These types of health crises may impact our business in the following ways:

- closures of, or other operational issues at, our properties resulting from government or tenant action;
- changes in consumer behavior in favor of e-commerce, which could result in reduced economic brick-and-mortar retail activity impacting our tenants' ability to meet their rental and other obligations to us in full or at all;
- the ability of our tenants who have been granted rent deferrals to timely pay deferred rent;
- any inability to renew leases or lease vacant space on favorable terms, or at all;
- tenant bankruptcies;
- liquidity issues resulting from reduced cash flows from operations;
- negative impacts to the credit and/or capital markets making it difficult to access capital on favorable terms or at all;
- impairment in value of our tangible or intangible assets;
- a general decline in business activity and demand for real estate transactions adversely affecting our ability to grow our portfolio of properties, dispose of non-core properties and service our indebtedness;
- supply chain disruptions adversely affecting our tenants' operations, as well as general labor shortages; and
- impacts on the health of our personnel and a disruption in the continuity of our business.

Because substantially all of our income is derived from rentals of commercial real property, our business, income, cash flow, results of operations, financial condition, liquidity, prospects and ability to service our debt obligations and our ability to pay dividends and other distributions to our shareholders would be adversely affected if a significant number of tenants are unable to meet their obligations or their revenues decline. The extent to which a resurgence of COVID-19 pandemic, or a future pandemic, impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

We lease our properties to approximately 1,500 tenants and leases for approximately 10% to 20% of our GLA expire annually. Each year we face the risk of non-renewal of a significant percentage of our leases and the cost of re-leasing a significant amount of our available space, and our failure to meet leasing targets and control the cost of re-leasing our properties could adversely affect our rental revenue, operating expenses and results of operations.

Our Community Centered Property® business model produces shorter term leases to smaller, non-national tenants, and substantially all of our revenues consist of base rents received under these leases. As of December 31, 2022, approximately 30% of the aggregate GLA of our properties is subject to leases that expire prior to December 31, 2024. We are subject to the risk that:

- tenants may choose not to, or may not have the financial resources to, renew these leases;

- we may experience significant costs associated with re-leasing a significant amount of our available space;

- we may experience difficulties and significant time lags re-leasing vacated space, which may cause us to fail to meet our occupancy and average base rent targets and experience increased costs of re-leasing; and

- the terms of any renewal or re-lease may be less favorable than the terms of the current leases.

We routinely seek to renew leases with our existing tenants prior to their expiration and typically begin discussions with tenants as early as 18 months prior to the expiration date of the existing lease. While our early renewal program and other leasing and marketing efforts provide early focus on expiring leases, and have generally been effective in producing lease renewals prior to expiration of the leases at rates comparable to or slightly in excess of the current rates, market conditions, including new supply of properties, and macroeconomic conditions in our markets and nationally, including rising interest rates, could adversely impact our renewal rate and/or the rental rates we are able to negotiate. If any of these risks materialize, our rental revenue, operating expenses and results of operations could be adversely affected.

Many of our tenants are small businesses, which may have a higher risk of bankruptcy or insolvency.

Many of our tenants are small businesses that depend primarily on cash flows from their operations to pay their rent and without other resources could be at a higher risk of bankruptcy or insolvency than larger, national tenants. If tenants are unable to comply with the terms of our leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease could require us to declare a default, repossess the space and find a suitable replacement tenant. There is no assurance that we would be able to lease the space on substantially equivalent or better terms than the prior lease, or at all, or successfully reposition the space for other uses. If one or more of our tenants files for bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time.

Any bankruptcy filing by or relating to one or more of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property. A tenant bankruptcy could also delay our efforts to collect past due balances under the lease and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any. Furthermore, dealing with a tenant's bankruptcy or other default may divert management's attention and cause us to incur substantial legal and other costs. The bankruptcy or insolvency of a number of smaller tenants may have an adverse impact on our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect our returns.

We attempt to adequately insure all of our properties to cover casualty losses. However, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, including as a result of climate change, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Our current geographic concentration in the Houston metropolitan area potentially increases the risk of damage to our portfolio due to hurricanes. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. In some instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for these losses. Also, to the extent we must pay unexpectedly large insurance premiums, we could suffer reduced earnings that would result in less cash to be distributed to shareholders.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in its property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which a property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos containing materials into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distributions to our shareholders.

Certain of our properties currently include or have in the past included a dry cleaning facility as a tenant. See "Business - Compliance with Governmental Regulations."

Our success depends in part on our ability to execute our Community Centered Property® strategy.

Our Community Centered Property® strategy requires intensive management of a large number of small spaces and small tenant relationships. Our success depends in part upon our management's ability to identify potential Community Centered Properties® and find and maintain the appropriate tenants to create such a property. Lack of market acceptance of our Community Centered Property® strategy or our inability to successfully attract and manage a large number of tenant relationships could adversely affect our occupancy rates, operating results and dividend rate.

Our business is significantly influenced by demand for retail space generally, and a decrease in such demand may have a greater adverse effect on our business than if we owned a more diversified real estate portfolio.

Because our portfolio of properties consists primarily of community and neighborhood shopping centers, a decrease in the demand for retail space, due to the economic factors discussed above or otherwise, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. The market for retail space has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the adverse financial conditions of some retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, health and safety concerns and increasing online consumer purchases.

We face risks relating to cybersecurity attacks, loss of confidential information and other business disruptions.

Our business is at risk from and may be impacted by cybersecurity attacks, including attempts to gain unauthorized access to our confidential data and other electronic security breaches. Such cyber-attacks can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. We have experienced cyber-attacks, and while to date none of these incidents have been material to our operations, we expect to continue to face such threats in the future. We employ a number of measures to prevent, detect and mitigate these threats, but especially in light of increasingly sophisticated techniques used in cybersecurity attacks, there is no guarantee such efforts will be successful in preventing future cyber-attacks where we cannot fully anticipate, detect, repel, or implement fully effective preventative measures. In addition, cybersecurity incidents could compromise the confidential information of our tenants, employees and third party vendors that we collect in the ordinary course of our business. Laws and expectations relating to data protection and privacy vary by jurisdiction and continue to evolve, and we believe increased regulation in additional jurisdictions is likely to develop in the future. For example, the California Consumer Privacy Act (CCPA) that went into effect on January 1, 2020, as amended to include additional privacy protection for consumers by the California Privacy Rights Act (CPRA) that went into effect on January 1, 2023, requires covered companies to, among other things, provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. A cyber-attack or our ability or perceived inability to comply with regulations related to cybersecurity and/or data protection and privacy could materially and adversely affect the efficiency of our business operations, which in turn could have a material adverse effect on our reputation, competitiveness and results of operations.

We are subject to risks related to corporate social and environmental responsibility and reputation.

A number of factors influence our reputation and brand value, including how we are perceived by our tenants, business partners, investors, associates, other stakeholders and the communities in which we do business. We face increasing scrutiny related to environmental, social and governance ("ESG") activities and disclosures and risk damage to our reputation if we fail to act appropriately and responsibly in ESG matters, including, among others, environmental stewardship, supply chain management, climate change, human rights, diversity and inclusion, workplace ethics and conduct, philanthropic activity and support for the communities we serve and in which we operate. Any damage to our reputation could impact the willingness of our business partners and customers to do business with us, or could negatively impact our associate hiring, engagement and retention, all of which could have a material adverse effect on our business, results of operations and cash flows.

Loss of our key management could adversely affect performance and the value of our common shares.

We are dependent on the efforts of our key management. Although we believe qualified replacement could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our common shares.

The Pillarstone REIT shareholder rights plan could adversely impact the value of our investment in Pillarstone OP.

On December 26, 2021, the Board of Trustees of Pillarstone REIT adopted a new rights agreement (the "Pillarstone Rights Agreement"), pursuant to which each holder of Pillarstone REIT common stock received one preferred share purchase right (a "Right") per common share held as of the applicable record date. Each Right entitles the registered holder to purchase from Pillarstone REIT one one-thousandth (a "Unit") of a series D preferred share of Pillarstone at a purchase price ("Purchase Price") of $7.00 per Unit, subject to adjustment. The Rights are exercisable upon the occurrence of certain events as described in the Pillarstone Rights Agreement, including the acquisition by certain holders of 5% or more of the common shares of Pillarstone REIT (an "Acquiring Person"). Upon the acquisition of Pillarstone REIT common shares by an Acquiring Person, each holder of a Right (other than an Acquiring Person), will have the right to receive upon exercise a number of Pillarstone REIT common shares having a market value of two times the Purchase Price.

As set forth in the Amended and Restated Limited Partnership Agreement of Pillarstone OP, dated as of December 8, 2016 (the "Pillarstone Partnership Agreement"), we have the contractual right to have our limited partnership interests in Pillarstone redeemed at our discretion. However, upon receipt of a redemption notice, Pillarstone OP has the option to pay the applicable redemption price in cash, based on the market value of Pillarstone REIT common shares, or in Pillarstone REIT common shares.

To the extent we seek to have our partnership units in Pillarstone OP redeemed and Pillarstone OP elects to pay the applicable redemption price in Pillarstone REIT common shares (and such shares represent 5% or more of the outstanding common shares of Pillarstone REIT), the Rights could become exercisable. To the extent the Rights are exercised as a result of our Pillarstone OP units being redeemed for Pillarstone REIT common shares, our ownership interest in Pillarstone REIT would be significantly diluted, which could adversely impact the value of our investment in Pillarstone OP. Because Pillarstone REIT seeks to use the Pillarstone Rights Agreement to prevent Whitestone OP from exercising its contractual Redemption Right, on July 12, 2022, Whitestone OP filed suit against Pillarstone REIT in the Court of Chancery of the State of Delaware challenging the Pillarstone Rights Agreement due to Pillarstone REIT's alleged (i) breach of the Pillarstone Partnership Agreement, (ii) breach of its fiduciary duty as general partner of Pillarstone OP to Whitestone OP, and (iii) breach of the implied covenant of good faith and fair dealing under the Pillarstone Partnership Agreement. The lawsuit seeks rescission and voiding of the Pillarstone Rights Agreement; a declaration that the Pillarstone Rights Agreement is unenforceable, invalid, and of no force and effect; an order permanently enjoining enforcement of the Pillarstone Rights Agreement; an award of monetary damages; and broad restrictions on Pillarstone REIT's ability to conduct its business, including buying properties, enforcing the Rights Agreement, incurring expenses, or engaging in transactions.

On September 8, 2022, the Company's Motion to Preserve the Status Quo was granted by the Court, limiting Pillarstone from engaging in any acts outside the ordinary course of business and otherwise imposing restrictions on Pillarstone to ensure that Whitestone's right of redemption is not impaired while the underlying dispute is being considered by the Court. While we do not believe the overall impact of the Pillarstone Rights Agreement on the carrying value of our investment in Pillarstone OP is material, we cannot reasonably estimate a range of possible loss at this time.

Risk associated with the Kroger acquisition of Albertsons.

On October 14, 2022, Kroger Co. ("Kroger") announced its intention to acquire Albertsons Companies, Inc. ("Albertsons"). In connection with obtaining the regulatory clearance necessary to close the transaction, Albertsons company is prepared to establish a subsidiary to be spun off to Albertsons' shareholders. The subsidiary is anticipated by Kroger to comprise 100 to 375 stores. As of December 31, 2022, Whitestone REIT had 5 grocers owned by Albertsons. Whitestone REIT has no knowledge as to whether any of the Albertsons' stores currently leasing from Whitestone REIT will be part of Albertsons' subsidiary or if spinoff and the merger will clear the necessary regulatory hurdles in order to close.

Risks Associated with Our Indebtedness and Financing

Current market conditions could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all, which could adversely affect our ability to grow, our interest cost and our results of operations.

Turbulence in the United States credit markets have in the past, and may in the future impact liquidity in the debt markets, making financing terms for borrowers less attractive, and may result in the unavailability of various types of debt financing. Reductions in our available borrowing capacity, or inability to refinance our revolving credit facility when required or when business conditions warrant, could have a material adverse effect on our business, financial condition and results of operations. In addition, we mortgage many of our properties to secure payment of indebtedness. If we are not successful in refinancing our mortgage debt upon maturity, then the property could be foreclosed upon or transferred to the mortgagee, or we might be forced to dispose of some of our properties upon disadvantageous terms, with a consequent loss of income and asset value. A foreclosure or disadvantageous disposal on one or more of our properties could adversely affect our ability to grow, financial condition, interest cost, results of operations, cash flow and ability to make distributions to our shareholders.

Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates continue to increase, our interest costs and overall costs of capital will increase, which could adversely affect our transaction and development activity, financial condition, results of operation, cash flow, our ability to pay principal and interest on our debt and our ability to make distributions to our shareholders.

Our failure to hedge effectively against interest rate changes may adversely affect results of operations.

We currently have mortgages that bear interest at variable rates, and we may incur additional variable rate debt in the future. Accordingly, further increases in interest rates on variable rate debt will continue to increase our interest expense, which could reduce net earnings and cash available for payment of our debt obligations and distributions to our shareholders.

We may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest cap agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In the past, we have used derivative financial instruments to hedge interest rate risks related to our variable rate borrowings. We will not use derivatives for speculative or trading purposes and intend only to enter into contracts with major financial institutions based on their credit rating and other factors, but we may choose to change this practice in the future. As of December 31, 2022, we had fixed rate hedges on $265 million of our variable rate unsecured credit facility. We may enter into additional interest rate swap agreements for our variable rate debt not currently subject to hedges, which totaled $103.5 million as of December 31, 2022. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially and adversely affect our results of operations.

We currently have and may incur additional mortgage indebtedness and other borrowings, which may increase our business risks and may adversely affect our ability to make distributions to our shareholders.

If we determine it to be in our best interests, we may, in some instances, acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur or increase our current mortgage debt to obtain funds to acquire additional properties. We may also borrow funds if necessary to satisfy the REIT distribution requirement described above, or otherwise as may be necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

As of December 31, 2022, we had outstanding indebtedness, net of cash, of $619.8 million, including, through our Operating Partnership, $100.0 million aggregate principal amount of the Notes (as defined below) and $368.5 million drawn on the 2022 Facility (as defined below). As of December 31, 2022, our unused borrowing capacity under our 2022 Facility was $146.4 million. Obligations under the Notes and the 2022 Facility are guaranteed by the Company and certain subsidiary guarantors. Our current debt agreements, including the agreements governing the Notes and the 2022 Facility, contain, and any future debt agreements may contain, a number of restrictive and financial covenants that impose significant operating and financial constraints on us. Such restrictive covenants may significantly limit our ability to:

- incur additional debt, including issuing guarantees;
- incur liens;
- make certain investments;
- sell or otherwise dispose of assets;
- make acquisitions;
- engage in mergers or consolidations or certain other "change of control" transactions;
- make distributions to our shareholders;
- engage in restructuring activities;
- engage in certain sale and leaseback transactions; and
- issue or repurchase common shares or other securities.

Such agreements may also require us to satisfy other requirements, including maintaining certain financial ratios and condition tests. Our ability to meet these requirements can be affected by events beyond our control, and we may be unable to meet them. To the extent we fail to meet any such requirements and are in default under our debt obligations, our financial condition may be materially adversely affected. Further, these restrictions may limit our ability to engage in activities that could otherwise benefit us. To the extent that we are unable to engage in activities that support the growth, profitability and competitiveness of our business, our results of operations may be materially adversely affected.

We may also incur mortgage debt on a particular property if we believe the property's projected cash flow is sufficient to service the mortgage debt. As of December 31, 2022, we had approximately $157.5 million of mortgage debt secured by seven of our properties. If there is a shortfall in cash flow, however, the amount available for distributions to shareholders may be affected. In addition, incurring mortgage debt increases the risk of loss because defaults on such indebtedness may result in loss of property in foreclosure actions initiated by lenders. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give lenders full or partial guarantees for mortgage debt incurred by the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by that entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our shareholders may be adversely affected. For more discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

If we set aside insufficient working capital or are unable to secure funds for future tenant improvements, we may be required to defer necessary property improvements, which could adversely impact the quality of our properties and our results of operations.

When tenants do not renew their leases or otherwise vacate their space, it is possible that, in order to attract replacement tenants, we may be required to expend substantial funds for tenant improvements and refurbishments to the vacated space. If we have insufficient working capital reserves, we will have to obtain financing from other sources. Because most of our leases provide for tenant reimbursement of operating expenses, we have not established a permanent reserve for maintenance and repairs for our properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves for maintenance and repairs of our properties out of cash flow generated by operating properties or out of non-liquidating net sale proceeds. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Additional borrowing for working capital purposes will increase our interest expense, and therefore our financial condition and our ability to pay cash distributions to our shareholders may be adversely affected. In addition, we may be required to defer necessary improvements to our properties that may cause our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to our properties. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

We have in the past and may continue to structure acquisitions of property in exchange for limited partnership units in our Operating Partnership on terms that could limit our liquidity or our flexibility.

We have in the past and may continue to acquire properties by issuing limited partnership units in our Operating Partnership ("OP units") in exchange for a property owner contributing property to the Operating Partnership. If we enter into such transactions, in order to induce the contributors of such properties to accept OP units, rather than cash, in exchange for their properties, it may be necessary for us to provide them with additional incentives. For instance, our Operating Partnership's limited partnership agreement provides that any holder of OP units may redeem such units for cash, or, at our option, common shares on a one-for-one basis. We may, however, enter into additional contractual arrangements with contributors of property under which we would agree to redeem a contributor's OP units for our common shares or cash, at the option of the contributor, at set times. If the contributor required us to redeem OP units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or pay distributions. Moreover, if we were required to redeem OP units for cash at a time when we did not have sufficient cash to fund the redemption, we might be required to sell one or more properties to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a limited partner in our Operating Partnership did not provide the contributor with a defined return, then upon redemption of the contributor's OP units, we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our Operating Partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor redeemed the contributor's OP units for cash or our common shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

The discontinuation and replacement of LIBOR with an alternative reference rate, may adversely affect our interest expense.

In September 2022, we, through our Operating Partnership, amended and restated our unsecured credit facility (the "2022 Facility") to include, among other things, a replacement rate for LIBOR. These changes could result in interest obligations that are slightly more than or do not otherwise correlate exactly over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form and there can be no assurances as to what other alternative base rates may be and whether SOFR or any other such base rate will be more or less favorable than LIBOR or if there will be any other unforeseen impacts of the discontinuation of LIBOR. The Company is monitoring the developments with respect to the phasing out of LIBOR after 2021 and working with its lenders to ensure the transition away from LIBOR will have minimal impact on its financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR on its financial condition.

Risks Associated with Income Tax Laws

If we fail to qualify as a REIT, our operations and distributions to shareholders would be adversely impacted.

We intend to continue to be organized and to operate so as to qualify as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws, possibly with retroactive effect, with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT in any taxable year:

- we would not be allowed to deduct our distributions to shareholders when computing our taxable income;

- we would be subject to federal income tax on our taxable income at regular corporate rates;

- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;

- our cash available for distributions to shareholders would be reduced; and

- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations that we may incur as a result of our disqualification.

We may need to incur additional borrowings to meet the REIT minimum distribution requirement and to avoid excise tax.

In order to maintain our qualification as a REIT, we are required to distribute to our shareholders at least 90% of our annual real estate investment trust taxable income (excluding any net capital gain and before application of the dividends paid deduction). In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our net capital gain for that year and (iii) 100% of our undistributed taxable income from prior years. Although we intend to pay distributions to our shareholders in a manner that allows us to meet the 90% distribution requirement and avoid this 4% excise tax, we cannot assure you that we will always be able to do so.

Our income consists almost solely of our share of our Operating Partnership's income, and the cash available for distribution by us to our shareholders consists of our share of cash distributions made by our Operating Partnership. Because we are the sole general partner of our Operating Partnership, our board of trustees determines the amount of any distributions made by our Operating Partnership. Our board of trustees may consider a number of factors in authorizing distributions, including:

- the amount of cash available for distribution;

- our Operating Partnership's financial condition;

- our Operating Partnership's capital expenditure requirements; and

- our annual distribution requirements necessary to maintain our qualification as a REIT.

Differences in timing between the actual receipt of income and actual payment of deductible expenses and the inclusion of income and deduction of expenses when determining our taxable income, as well as the effect of nondeductible capital expenditures and the creation of reserves or required debt amortization payments could require us to borrow funds on a short-term or long-term basis or make taxable distributions to our shareholders of our shares or debt securities to meet the REIT distribution requirement and to avoid the 4% excise tax described above. In these circumstances, we may need to borrow funds to avoid adverse tax consequences even if our management believes that the then prevailing market conditions generally are not favorable for borrowings or that borrowings would not be advisable in the absence of the tax consideration.

If our Operating Partnership were classified as a "publicly traded partnership" taxable as a corporation for federal income tax purposes under the Code, we would cease to qualify as a REIT and would suffer other adverse tax consequences.

We structured our Operating Partnership so that it would be classified as a partnership for federal income tax purposes. In this regard, the Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Code would classify our Operating Partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or redemption of our OP units. If the Internal Revenue Service were to assert successfully that our Operating Partnership is a "publicly traded partnership," and substantially all of its gross income did not consist of the specified types of passive income, the Code would treat our Operating Partnership as an association taxable as a corporation.

In such event, the character of our assets and items of gross income would change and would prevent us from continuing to qualify as a REIT. In addition, the imposition of a corporate tax on our Operating Partnership would reduce our amount of cash available for payment of distributions by us to our shareholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

For non-corporate taxpayers the maximum tax rate applicable to "qualified dividend income" paid by regular "C" corporations to U.S. shareholders generally is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the current maximum rate of which is 37%. However, for taxable years prior to 2026, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through taxable REIT subsidiaries. This could increase the cost of our hedging activities because any taxable REIT subsidiary that we may form would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in taxable REIT subsidiaries will generally not provide any tax benefit, except for being carried forward against future taxable income in the taxable REIT subsidiaries.

Changes to the U.S. federal income tax laws, including the enactment of certain tax reform measures, could have an adverse impact on our business and financial results.

We cannot predict whether, when, or to what extent any new U.S. federal tax laws, regulations, interpretations, or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares.

Risks Related to Ownership of our Common Shares

Increases in market interest rates may result in a decrease in the value of our common shares.

One of the factors that may influence the price of our common shares will be the dividend distribution rate on the common shares (as a percentage of the price of our common shares) relative to market interest rates. If market interest rates continue to rise, prospective purchasers of shares of our common shares may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than our common shares, which would reduce the demand for, and result in a decline in the market price of, our common shares.

Maryland takeover statutes may deter others from seeking to acquire us and prevent shareholders from making a profit in such transactions.

The Maryland General Corporation Law ("MGCL") contains many provisions, such as the business combination statute and the control share acquisition statute, that are designed to prevent, or have the effect of preventing, someone from acquiring control of us. The business combination statute, subject to limitations, prohibits certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of our Company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares) or an affiliate of an interested shareholder for five years after the most recent date on which the person becomes an interested shareholder and thereafter imposes super-majority voting requirements on these combinations. The control share acquisition statute provides that "control shares" of our Company (defined as shares which, when aggregated with other shares controlled by the shareholder (except solely by virtue of a revocable proxy), entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding control shares) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We are currently subject to the control share acquisition statute, although our board of trustees may amend our Amended and Restated Bylaws, or our bylaws, without shareholder approval, to exempt any acquisition of our shares from the statute. Our board of trustees has adopted a resolution exempting any business combination with any person from the business combination statute. The business combination statute (if our board of trustees revokes the foregoing exemption) and the control share acquisition statute could delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if such a transaction would be in our shareholders' best interest.

The MGCL, the Maryland REIT Law and our organizational documents limit shareholders' rights to bring claims against our officers and trustees.

The MGCL and the Maryland REIT Law provide that a trustee will not have any liability as a trustee so long as he performs his duties in good faith, in a manner he reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our declaration of trust provides that no trustee or officer will be liable to us or to any shareholder for money damages except to the extent that (a) the trustee or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property, or services actually received; or (b) a judgment or the final adjudication adverse to the trustee or officer is entered in a proceeding based on a finding in the proceeding the trustee's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Finally, our declaration of trust authorizes our Company to obligate itself, and our bylaws obligate us, to indemnify and advance expenses to our trustees and officers to the maximum extent permitted by Maryland law.

The terms of our employment agreements with our executive officers and severance arrangements with other employees and the terms of certain equity awards granted to our employees may deter others from seeking to acquire us or reduce the price of any such acquisition.

We have entered into employment agreements with our executive officers and severance arrangements with other of our employees, and have granted equity awards to a number of our employees. In certain cases, upon a change of control acquisition of us, such agreements and awards would entitle the officer or employee to severance payments and vesting of otherwise unvested awards. The cost of these payments and the impact of the vesting of such awards could deter a third party from seeking to acquire us or could cause the price payable to shareholders in connection with any such acquisition to be lower than it otherwise may have been. These effects could delay or prevent offers to acquire us and increase the difficulty in consummating any such offers, even if such a transaction would be in our shareholders' best interests.

We may issue preferred shares with a preference in distributions over our common shares, and our ability to issue preferred shares and additional common shares may deter or prevent a sale of our common shares in which you could profit.

Our declaration of trust authorizes our board of trustees to issue up to 400,000,000 common shares and 50,000,000 preferred shares. Our board of trustees may amend our declaration of trust from time to time to increase or decrease the aggregate number of shares or the number of any class or series that we have authority to issue. In addition, our board of trustees may classify or reclassify any unissued common shares or preferred shares and may set the preferences, rights and other terms of the classified or reclassified shares. The terms of preferred shares could include a preference in distributions senior to our common shares. If we authorize and issue preferred shares with a distribution preference senior to our common shares, payment of any distribution preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on our common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common shareholders, likely reducing the amount our common shareholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred shares or a separate class or series of common shares may render more difficult or tend to discourage:

- a merger, tender offer or proxy contest;

- assumption of control by a holder of a large block of our shares; or

- removal of incumbent management.

Future offerings of debt, which would be senior to our common shares upon liquidation, and/or preferred equity securities that may be senior to our common shares for purposes of distributions or upon liquidation, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred shares. Upon liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Holders of our common shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to pay distributions to the holders of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our common shareholders bear the risk of our future offerings reducing the market price of our common shares and diluting their share holdings in us.

General Risk Factors

Market disruptions may significantly and adversely affect our financial condition and results of operations.

World financial markets have, from time to time, experienced significant disruption. Our results of operations may be sensitive to changes in overall economic conditions that impact tenants of our properties or tenant leasing practices. Adverse economic conditions affecting tenant income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters, could reduce overall tenant leasing or cause tenants to shift their leasing practices. In addition, periods of economic slowdown or recession, further increasing interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. In addition, financial markets may again experience significant and prolonged disruption, including as a result of unanticipated events, or as a result of recent uncertainty regarding legislative and regulatory shifts relating to, among other things, taxation and trade, and which could adversely affect our tenants and our business in general. For example, a general reduction in consumer spending and the level of tenant leasing could adversely affect our ability to maintain our current tenants and gain new tenants, affecting our growth and profitability. Accordingly, if financial and macroeconomic conditions deteriorate, or if financial markets experience significant disruption, it could have a significant adverse effect on our cash flows, profitability, results of operations and the trading price of our common shares.

The value of investments in our common shares will be directly affected by general economic and regulatory factors we cannot control or predict.

Investments in real estate typically involve a high level of risk as the result of factors we cannot control or predict. One of the risks of investing in real estate is the possibility that our properties will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or available through investments in comparable real estate or other investments. The following factors may affect income from properties and yields from investments in properties and are generally outside of our control:

- conditions in financial markets;

- continuing deterioration of the brick-and-mortar retail industry;

- over-building in our markets;

- a reduction in rental income as the result of the inability to maintain occupancy levels;

18

- adverse changes in applicable tax, real estate, environmental or zoning laws;

- changes in general economic conditions or economic conditions in our markets;

- a taking of any of our properties by eminent domain;

- adverse local conditions (such as changes in real estate zoning laws that may reduce the desirability of real estate in the area);

- acts of God, such as hurricanes, earthquakes or floods, health and safety epidemics, and other uninsured losses;

- changes in supply of or demand for similar or competing properties in an area;

- changes in interest rates and availability of permanent debt capital, which may render the sale of a property difficult or unattractive; and

- periods of high interest rates, inflation or tight money supply.

Some or all of these factors may affect our properties, which could adversely affect our operations and ability to make distributions to shareholders.

We may not be successful in consummating suitable acquisitions or investment opportunities, which may impede our growth and adversely affect the trading price of our common shares.

Our ability to expand through acquisitions is integral to our business strategy and requires us to consummate suitable acquisition or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in consummating acquisitions or investments in properties that meet our acquisition criteria on satisfactory terms or at all. Failure to consummate acquisitions or investment opportunities, the failure of an acquired property to perform as expected, or the failure to integrate successfully any acquired properties without substantial expense, delay or other operational or financial problems, would slow our growth, which could in turn adversely affect the trading price of our common shares.

Our ability to acquire properties on favorable terms may be constrained by the following significant risks:

- competition from other real estate investors with significant capital, including other REITs and institutional investment funds;

- competition from other potential acquirers which may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;

- unsatisfactory results of our due diligence investigations or failure to meet other customary closing conditions;

- the failure of an acquired property to perform as expected; and

- failure to finance an acquisition on favorable terms or at all.

If any of these risks are realized, our business, financial condition and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares may be materially and adversely affected.

Our systems may not be adequate to support our growth, and our failure to successfully oversee our portfolio of properties could adversely affect our results of operations.

We make no assurances that we will be able to adapt our portfolio management, administrative, accounting and operational systems, or hire and retain sufficient operational staff, to support our growth. Our failure to successfully oversee our current portfolio of properties or any future acquisitions or developments could have a material adverse effect on our results of operations and financial condition and our ability to make distributions.

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time.

There are many factors that can affect the availability and timing of cash distributions to shareholders. Distributions are based upon our funds from operations, financial condition, cash flows and liquidity, debt service requirements, capital expenditure requirements for our properties and other matters our board of trustees may deem relevant from time to time. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of capital available for real estate investments and increase our future interest costs.

We can give no assurance that we will be able to continue to pay distributions or that distributions will increase over time. In addition, we can give no assurance that rents from our properties will increase, or that future acquisitions of real properties, mortgage loans or our investments in securities will increase our cash available for distributions to shareholders. Our actual results may differ significantly from the assumptions used by our board of trustees in establishing the distribution rate to shareholders. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the trading price of our common shares.

Any weaknesses identified in our system of internal controls by us and our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on management's evaluation of those controls. We may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Any deficiencies or material weaknesses could result in significant time and expense to remediate, which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to our shareholders.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

General

As of December 31, 2022, we wholly-owned 57 commercial properties, including 14 properties in Houston, nine properties in Dallas-Fort Worth, three properties in San Antonio, five properties in Austin, 25 properties in the Scottsdale and Phoenix, Arizona metropolitan areas, and one property in Buffalo Grove, Illinois, a suburb of Chicago.

Our tenants consist of national, regional and local businesses. Our properties generally attract a mix of tenants who provide basic staples, convenience items and services tailored to the specific cultures, needs and preferences of the surrounding community. These types of tenants are the core of our strategy of creating Whitestone-branded Community Centered Properties®. We also believe daily sales of basic items are less sensitive to fluctuations in the business cycle than higher priced retail items. Our largest tenant represented only 2.2% of our total revenues for the year ended December 31, 2022.

Substantially all of our revenues consist of base rents received under leases that generally have terms that range from less than one year to 15 years. The following table summarizes certain information relating to our properties as of December 31, 2022:

Commercial Properties	GLA	Average Occupancy as of 12/31/2022	Annualized Base Rental Revenue (in thousands) (1)	Average Annualized Base Rental Revenue Per Sq. Ft. (2)
Whitestone	5,060,899	94%	$ 102,373	$ 21.52

(1) Calculated as the tenant's actual December 31, 2022 base rent (defined as cash base rents including abatements) multiplied by 12. Excludes vacant space as of December 31, 2022. Because annualized base rental revenue is not derived from historical results that were accounted for in accordance with Generally Accepted Accounting Principles ("GAAP"), historical results differ from the annualized amounts. Total abatements for leases in effect as of December 31, 2022 equaled approximately $249,000 for the month ended December 31, 2022.

(2) Calculated as annualized base rent divided by GLA leased as of December 31, 2022. Excludes vacant space as of December 31, 2022.

Our largest property, BLVD Place, a retail community purchased on May 26, 2017 and located in Houston, Texas, accounted for 11.0% of our total revenues for the year ended December 31, 2022. BLVD also accounted for 16.0% of our real estate assets, net of accumulated depreciation, for the year ended December 31, 2022.

As of December 31, 2022, approximately $157.5 million of our total debt of $626.0 million was secured by seven of our properties with a combined net book value of $243.1 million.

Location of Properties

Of our 57 wholly-owned properties, 14 are located in the greater Houston metropolitan statistical area. These properties represent 24% of our revenue for the year ended December 31, 2022. An additional 25 of our wholly-owned properties are located in the greater Phoenix metropolitan statistical area and represent 41% of our revenue for the year ended December 31, 2022.

According to the United States Census Bureau, Houston and Phoenix ranked fifth and tenth, respectively, in the largest United States metropolitan statistical areas as of December 31, 2021. The following table sets forth information about the unemployment rate in Houston, Phoenix and nationally during the last six months of 2022.

	July	Aug.	Sept.	Oct.	Nov.	Dec.
National (1)	3.5%	3.7%	3.5%	3.7%	3.6%	3.5%
Houston (2)	4.8%	4.6%	4.2%	4.1%	4.0%	3.9%(P)
Phoenix (2)	3.3%	3.4%	3.5%	3.5%	3.0%	2.7%(P)

(1) Seasonally adjusted.
(2) Not seasonally adjusted.
(P) Represents preliminary estimates.

Source: Bureau of Labor Statistics

General Physical and Economic Attributes

The following table sets forth certain information relating to each of our properties owned as of December 31, 2022.

Whitestone REIT and Subsidiaries
Property Details
As of December 31, 2022

Community Name	Location	Year Built/ Renovated	Gross Leasable Square Feet	Percent Occupied at 12/31/2022	Annualized Base Rental Revenue (in thousands) [1]	Average Base Rental Revenue Per Sq. Ft. [2]	Average Net Effective Annual Base Rent Per Leased Sq. Ft. [3]
Whitestone Properties:							
Ahwatukee Plaza	Phoenix	1979	72,650	81%	$ 816	$ 13.87	$ 17.28
Anderson Arbor	Austin	2001	89,746	99%	2,007	22.59	24.83
Anthem Marketplace	Phoenix	2000	113,293	89%	1,597	15.84	15.78
Anthem Marketplace Phase II	Phoenix	2019	6,853	100%	241	35.17	33.85
BLVD Place	Houston	2014	216,944	97%	9,124	43.36	44.03
The Citadel	Phoenix	2013	28,547	94%	514	19.15	19.01
City View Village	San Antonio	2005	17,870	100%	573	32.06	31.28
Dana Park Pad	Phoenix	2002	12,000	100%	321	26.75	28.92
Davenport Village	Austin	1999	128,934	99%	3,653	28.62	27.99
Eldorado Plaza	Dallas	2004	219,287	100%	3,524	16.07	16.18
Fountain Hills	Phoenix	2009	111,289	94%	1,708	16.33	16.24
Fountain Square	Phoenix	1986	118,209	91%	1,913	17.78	17.45
Fulton Ranch Towne Center	Phoenix	2005	120,575	97%	2,257	19.30	19.05
Gilbert Tuscany Village	Phoenix	2009	49,415	100%	1,053	21.31	20.84
Heritage	Dallas	2006	70,431	96%	1,639	24.24	24.20
HQ Village	Dallas	2009	89,134	97%	2,656	30.72	30.79
Keller Place	Dallas	2001	93,541	95%	1,031	11.60	11.48
Kempwood Plaza	Houston	1974	91,302	95%	1,303	15.02	16.05
La Mirada	Phoenix	1997	147,209	92%	3,368	24.87	25.09
Lakeside Market	Dallas	2000	162,649	91%	3,773	25.49	26.38
Las Colinas	Dallas	2000	104,919	96%	2,914	28.93	29.52
Lion Square	Houston	1980	117,592	98%	1,951	16.93	19.74
The MarketPlace at Central	Phoenix	2012	111,130	99%	1,153	10.48	9.99
Market Street at DC Ranch	Phoenix	2003	244,888	99%	5,684	23.45	25.30
Mercado at Scottsdale Ranch	Phoenix	1987	118,730	94%	1,828	16.38	16.46
Paradise Plaza	Phoenix	1983	125,898	92%	1,566	13.52	13.58
Parkside Village North	Austin	2005	27,045	100%	879	32.50	31.76
Parkside Village South	Austin	2012	90,101	100%	2,571	28.53	28.90
Pinnacle of Scottsdale	Phoenix	1991	113,108	97%	2,591	23.62	23.08
Pinnacle Phase II	Phoenix	2017	27,063	100%	859	31.74	30.41
The Promenade at Fulton Ranch	Phoenix	2007	98,792	79%	1,167	14.95	13.94
Providence	Houston	1980	90,327	96%	1,161	13.39	13.24
Quinlan Crossing	Austin	2012	109,892	95%	2,604	24.94	26.03
Seville	Phoenix	1990	90,042	93%	2,806	33.51	33.39
Shaver	Houston	1978	21,926	94%	356	17.27	17.22
Shops at Pecos Ranch	Phoenix	2009	78,767	100%	1,948	24.73	25.20
Shops at Starwood	Dallas	2006	55,385	100%	1,818	32.82	33.46
The Shops at Williams Trace	Houston	1985	132,991	95%	2,257	17.86	19.70
Spoerlein Commons	Chicago	1987	41,455	98%	736	18.12	19.20
Starwood Phase II	Dallas	2016	35,351	90%	1,215	38.19	35.86
The Strand at Huebner Oaks	San Antonio	2000	73,920	100%	1,808	24.46	24.30
SugarPark Plaza	Houston	1974	95,032	97%	1,324	14.36	14.93
Sunridge	Houston	1979	49,359	73%	600	16.65	16.76
Sunset at Pinnacle Peak	Phoenix	2000	41,530	96%	809	20.29	20.22
Terravita Marketplace	Phoenix	1997	102,733	99%	1,454	14.30	13.94
Town Park	Houston	1978	43,526	96%	1,005	24.05	24.77

Whitestone REIT and Subsidiaries
Property Details
As of December 31, 2022

Village Square at Dana Park	Phoenix	2009	323,026	85%	6,410	23.35	24.72
Westchase	Houston	1978	44,398	87%	621	16.08	16.21
Williams Trace Plaza	Houston	1983	129,222	91%	2,539	21.59	22.14
Windsor Park	San Antonio	2012	196,458	97%	2,005	10.52	10.82
Woodlake Plaza	Houston	1974	106,169	60%	1,049	16.47	15.92
Total/Weighted Average - Whitestone Properties			5,000,653	94%	100,759	21.44	21.89
Development Properties:							
Lake Woodlands Crossing	Houston	2018	60,246	89%	1,614	30.10	32.45
Total/Weighted Average - Development Properties			60,246	89%	1,614	30.10	32.45
Land Held for Development:							
BLVD Phase II-B	Houston	N/A	—	—	—	—	—
Dana Park Development	Phoenix	N/A	—	—	—	—	—
Eldorado Plaza Development	Dallas	N/A	—	—	—	—	—
Fountain Hills	Phoenix	N/A	—	—	—	—	—
Market Street at DC Ranch	Phoenix	N/A	—	—	—	—	—
Total/Weighted Average - Land Held For Development (4)			—	—	—	—	—
Grand Total/Weighted Average - Whitestone Properties			5,060,899	94%	$ 102,373	21.52	21.99

(1) Calculated as the tenant's actual December 31, 2022 base rent (defined as cash base rents including abatements) multiplied by 12. Excludes vacant space as of December 31, 2022. Because annualized base rental revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized amounts. Total abatements for leases in effect as of December 31, 2022 equaled approximately $249,000 for the month ended December 31, 2022.

(2) Calculated as annualized base rent divided by gross leasable area leased as of December 31, 2022. Excludes vacant space as of December 31, 2022.

(3) Represents (i) the contractual base rent for leases in place as of December 31, 2022, adjusted to a straight-line basis to reflect changes in rental rates throughout the lease term and amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases of December 31, 2022.

(4) As of December 31, 2022, these parcels of land were held for development and, therefore, had no gross leasable area.

Significant Tenants

The following table sets forth information about our 15 largest tenants as of December 31, 2022, based upon consolidated annualized rental revenues at December 31, 2022.

Tenant Name	Location	Annualized Rental Revenue (in thousands)	Percentage of Total Annualized Base Rental Revenues [1]	Initial Lease Date	Year Expiring
Whole Foods Market	Houston	$ 2,247	2.2%	9/3/2014	2035
Albertsons Companies, Inc. [2]	Austin, Houston and Phoenix	2,214	2.2%	5/8/1991, 7/1/2000, 4/1/2014, 4/1/2014 and 10/19/16	2024, 2025, 2025, 2026 and 2034
Frost Bank	Houston	2,027	2.0%	7/1/2014	2024
Newmark Real Estate of Houston LLC	Houston	1,285	1.3%	10/1/2015	2026
Bashas' Inc. [3]	Phoenix	1,010	1.0%	10/9/2004 and 4/1/2009	2024 and 2029
Fitness Alliance, LLC	Houston	971	1.0%	11/29/2022	2038
Walgreens & Co. [5]	Houston and Phoenix	955	0.9%	11/14/1982, 11/2/1987, 8/24/1996 and 11/3/1996	2027, 2027, 2049 and 2056
Verizon Wireless [4]	Houston and Phoenix	949	0.9%	8/16/1994, 2/1/2004, 1/27/2006 and 5/1/2014	2023, 2024, 2024 and 2038
Alamo Drafthouse Cinema	Austin	740	0.7%	2/1/2012	2031
Wells Fargo & Company [7]	Phoenix	625	0.6%	10/24/1996 and 4/16/1999	2023 and 2027
Dollar Tree [6]	Houston and Phoenix	537	0.5%	8/10/1999, 6/29/2001, 11/8/2009, and 12/17/2009	2025, 2025, 2026 and 2027
Total Wine	Houston	512	0.5%	11/27/2018	2029
Paul's Ace Hardware	Phoenix	490	0.5%	3/1/2008	2033
Kroger Co.	Dallas	483	0.5%	12/15/2000	2027
Regus Corporation	Houston	469	0.5%	5/23/2014	2025
		$ 15,514	15.3%		

[1] Annualized Base Rental Revenues represents the monthly base rent as of December 31, 2022 for each applicable tenant multiplied by 12.

[2] As of December 31, 2022, we had five leases with the same tenant occupying space at properties located in Phoenix, Houston and Austin. The annualized rental revenue for the lease that commenced on April 1, 2014, and is scheduled to expire in 2034, was $1,047,000, which represents approximately 1.0% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on April 1, 2014, and is scheduled to expire in 2024, was $44,000, which represents less than 0.1% of our annualized base rental revenue. The annualized rental revenue for the lease that commenced on May 8, 1991, and is scheduled to expire in 2026, was $344,000, which represents approximately 0.3% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on July 1, 2000, and is scheduled to expire in 2025, was $353,000, which represents approximately 0.3% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on October 19, 2016, and is scheduled to expire in 2025, was $425,000, which represents approximately 0.4% of our total annualized base rental revenue.

(3) As of December 31, 2022, we had two leases with the same tenant occupying space at properties located in Phoenix. The annualized rental revenue for the lease that commenced on October 9, 2004, and is scheduled to expire in 2024, was $281,000, which represents approximately 0.3% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on April 1, 2009, and is scheduled to expire in 2029, was $729,000, which represents approximately 0.7% of our total annualized base rental revenue

(4) As of December 31, 2022, we had four leases with the same tenant occupying space at properties located in Phoenix and Houston. The annualized rental revenue for the lease that commenced on August 16, 1994, and is scheduled to expire in 2038, was $23,000, which represents less than 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on January 27, 2006, and is scheduled to expire in 2023, was $138,000, which represents approximately 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on February 1, 2004, and is scheduled to expire in 2024, was $38,000, which represents less than 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on May 1, 2014, and is scheduled to expire in 2024, was $749,000, which represents approximately 0.7% of our total annualized rental revenue.

(5) As of December 31, 2022, we had four leases with the same tenant occupying space at properties located in Phoenix and Houston. The annualized rental revenue for the lease that commenced on November 3, 1996, and is scheduled to expire in 2049, was $279,000, which represents approximately 0.3% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on November 2, 1987, and is scheduled to expire in 2027, was $189,000, which represents approximately 0.2% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on November 14, 1982, and is scheduled to expire in 2027, was $190,000, which represents approximately 0.2% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on August 24, 1996, and is scheduled to expire in 2056, was $298,000, which represents approximately 0.3% of our total annualized rental revenue.

(6) As of December 31, 2022, we had four leases with the same tenant occupying space at properties in Houston and Phoenix. The annualized rental revenue for the lease that commenced on August 10, 1999, and is scheduled to expire in 2025, was $88,000, which represents less than 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on December 17, 2009, and is scheduled to expire in 2025, was $118,000, which represents approximately 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on June 29, 2001, and is scheduled to expire in 2026, was $175,000, which represents approximately 0.2% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on November 8, 2009, and is scheduled to expire in 2027, was $156,000, which represents approximately 0.2% of our total annualized base rental revenue.

(7) As of December 31, 2022, we had two leases with the same tenant occupying space at properties located in Phoenix. The annualized rental revenue for the lease that commenced on October 24, 1996, and is scheduled to expire in 2027, was $151,000, which represents approximately 0.1% of our total annualized base rental revenue. The annualized rental revenue for the lease that commenced on April 16, 1999, and is scheduled to expire in 2023, was $474,000, which represents approximately 0.5% of our total annualized base rental revenue.

Lease Expirations

The following table lists, on an aggregate basis, all of our consolidated scheduled lease expirations over the next 10 years.

Year	Number of Leases	GLA Approximate Square Feet	GLA Percent of Total		Annualized Base Rent as of December 31, 2022 Amount (in thousands)	Annualized Base Rent as of December 31, 2022 Percent of Total
2023	444	724,986	14.3%	$	14,920,771	14.6%
2024	223	796,603	15.7%		17,128,443	16.7%
2025	230	833,840	16.5%		16,407,861	16.0%
2026	156	526,397	10.4%		11,763,934	11.5%
2027	175	585,685	11.6%		13,087,078	12.8%
2028	87	359,257	7.1%		7,674,148	7.5%
2029	44	243,194	4.8%		5,113,615	5.0%
2030	30	90,498	1.8%		2,821,942	2.8%
2031	25	127,524	2.5%		3,458,066	3.4%
2032	27	119,566	2.4%		2,743,398	2.7%
Total	**1,441**	**4,407,550**	**87.1%**	$	**95,119,256**	**93.0%**

Insurance

We believe that we have property and liability insurance with reputable, commercially rated companies. We also believe that our insurance policies contain commercially reasonable deductibles and limits, adequate to cover our properties. We expect to maintain this type of insurance coverage and to obtain similar coverage with respect to any additional properties we acquire in the near future. Further, we have title insurance relating to our properties in an aggregate amount that we believe to be adequate.

Item 3. Legal Proceedings.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on our financial position, results of operations, cash flows or liquidity. See Note 16 Commitments and Contingencies to the accompanying consolidated financial statements for more information.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market Information

Common Shares

Our common shares are traded on the NYSE under the ticker symbol "WSR." As of March 1, 2023, we had 49,424,019 common shares of beneficial interest outstanding held by a total of 812 shareholders of record.

On March 1, 2023, the closing price of our common shares reported on the NYSE was $9.37 per share.

Our current quarterly distribution target is $0.12 per share, however, our future payment of distributions, if any, will be at the discretion of our board of trustees and will depend upon numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Code, the terms and conditions of our Note Agreement, and other factors that our board of trustees deems relevant. For more discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Distributions."

Equity Compensation Plan Information

Please refer to Item 12 of this Annual Report on Form 10-K for information concerning securities authorized under our equity incentive plan.

Issuer Purchases of Equity Securities

Not Applicable.

Performance Graph

The following graph compares the total shareholder returns of the Company's common shares to the Standard & Poor's 500 Index ("S&P 500 Index"), the Financial Times Stock Exchange ("FTSE") National Association of Real Estate Investment Trusts ("NAREIT") Equity REITs Index ("FTSE NAREIT Equity REITs Index"), and to the FTSE NAREIT Equity Shopping Centers Index from December 31, 2017 to December 31, 2022. The graph assumes that the value of the investment in our common shares and in the S&P 500 Index, the FTSE NAREIT Equity REITs Index and the FTSE NAREIT Equity Shopping Centers Index was $100 at December 31, 2017, and all dividends were reinvested. The closing price of our common shares on December 30, 2017 (on which the graph is based) was $14.41. The past shareholder return shown on the following graph is not necessarily indicative of future performance. The performance graph and related information shall not be deemed "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent the Company specifically incorporates it by reference into such filing.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Whitestone REIT, the S&P 500 Index, the FTSE NAREIT Equity REITs Index, and FTSE NAREIT Equity Shopping Centers Index

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K. For more detailed information regarding the basis of presentation for the following information, you should read the notes to our audited consolidated financial statements included in this Annual Report on Form 10-K.

Overview of Our Company

We are a fully integrated real estate company that owns and operates commercial properties in culturally diverse markets in major metropolitan areas. Founded in 1998, we are internally managed with a portfolio of commercial properties in Texas, Arizona and Illinois.

In October 2006, we adopted a strategic plan to acquire, redevelop, own and operate Community Centered Properties®. We define Community Centered Properties® as visibly located properties in established or developing culturally diverse neighborhoods in our target markets. We market, lease, and manage our centers to match tenants with the shared needs of the surrounding neighborhood. Those needs may include specialty retail, grocery, restaurants and medical, educational and financial services. Our goal is for each property to become a Whitestone-branded retail community that serves a neighboring five-mile radius around our property. We employ and develop a diverse group of associates who understand the needs of our multicultural communities and tenants.

As of December 31, 2022, we wholly-owned 57 commercial properties consisting of:

Consolidated Operating Portfolio

- 51 properties that meet our Community Centered Properties® strategy; and containing approximately 5.0 million square feet of GLA and having a total carrying amount (net of accumulated depreciation) of $958.5 million; and

Redevelopment, New Acquisitions Portfolio

- one wholly owned property, Lake Woodlands Crossing, that meets our Community Centered Properties® strategy containing approximately 0.1 million square feet of GLA and having a total carrying amount (net of accumulated depreciation) of $11.7 million.

- five parcels of land held for future development that meet our Community Centered Properties® strategy having a total carrying amount of $20.5 million.

As of December 31, 2022, we had an aggregate of 1,477 tenants. We have a diversified tenant base with our largest tenant comprising only 2.2% of our total revenues for the year ended December 31, 2022. Lease terms for our properties range from less than one year for smaller tenants to more than 15 years for larger tenants. Our leases generally include minimum monthly lease payments and tenant reimbursements for taxes, insurance and maintenance. We completed 321 new and renewal leases during 2022, totaling 932,529 square feet and $118.3 million in total lease value.

We employed 75 full-time employees as of December 31, 2022. As an internally managed REIT, we bear our own expenses of operations, including the salaries, benefits and other compensation of our employees, office expenses, legal, accounting and investor relations expenses and other overhead costs.

Real Estate Partnership

As of December 31, 2022, we, through our investment in Pillarstone OP, owned a majority interest in eight properties that do not meet our Community Centered Property® strategy containing approximately 0.9 million square feet of GLA (the "Pillarstone Properties"). We own 81.4% of the total outstanding units of Pillarstone OP, which we account for using the equity method. We also managed the day-to-day operations of Pillarstone OP pursuant to a management agreement, which was terminated on August 18, 2022.

Market Conditions and COVID-19

COVID-19

The global health crisis caused by COVID-19 and the related responses intended to control its spread may continue to adversely affect business activity, particularly relating to our retail tenants, across the markets in which we operate. In light of the changing nature of the COVID-19 pandemic, we are unable to predict the extent that its impact will have on our financial condition, results of operations and cash flows.

Inflation

We anticipate that the majority of our leases will continue to be triple-net leases or otherwise provide that tenants pay for increases in operating expenses and will contain provisions that we believe will mitigate the effect of inflation. In addition, many of our leases are for terms of less than five years, which allows us to adjust rental rates to reflect inflation and other changing market conditions when the leases expire. Consequently, increases due to inflation, as well as ad valorem tax rate increases, generally do not have a significant adverse effect upon our operating results.

Refer to "Item 1A - Risk Factors" in this Annual Report on Form 10-K for additional information.

How We Derive Our Revenue

Substantially all of our revenue is derived from rents received from leases at our properties. We had total revenues of approximately $ 139,421,000 for the year ended December 31, 2022 as compared to $ 125,365,000 for the year ended December 31, 2021, an increase of $ 14,056,000, or 11%.

Known Trends in Our Operations; Outlook for Future Results

Rental Income

We expect our rental income to increase year-over-year due to the addition of properties and rent increases on renewal leases. The amount of net rental income generated by our properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space, newly acquired properties with vacant space, and space available from unscheduled lease terminations. The amount of rental income we generate also depends on our ability to maintain or increase rental rates in our submarkets. Included in our adjustments to rental revenue for the years ending December 31, 2022 and 2021, were bad debt adjustments of $0.6 million and $0.1 million, respectively, and a straight-line rent reserve adjustments of $0.3 million and $0.9 million, respectively, related to credit loss for the conversion of 80 and 59 tenants, respectively, to cash basis revenue as a result of COVID-19 collectability analysis.

Scheduled Lease Expirations

We tend to lease space to smaller businesses that desire shorter term leases. As of December 31, 2022, approximately 30% of our GLA was subject to leases that expire prior to December 31, 2024. Over the last three years, we have renewed expiring leases with respect to approximately 70% of our GLA. We routinely seek to renew leases with our existing tenants prior to their expiration and typically begin discussions with tenants as early as 18 months prior to the expiration date of the existing lease. Inasmuch as our early renewal program and other leasing and marketing efforts target these expiring leases, we hope to re-lease most of that space prior to expiration of the leases. In the markets in which we operate, we obtain and analyze market rental rates through review of third-party publications, which provide market and submarket rental rate data and through inquiry of property owners and property management companies as to rental rates being quoted at properties that are located in close proximity to our properties and we believe display similar physical attributes as our nearby properties. We use this data to negotiate leases with new tenants and renew leases with our existing tenants at rates we believe to be competitive in the markets for our individual properties. Due to the short term nature of our leases, and based upon our analysis of market rental rates, we believe that, in the aggregate, our current leases are at market rates. Market conditions, including new supply of properties, and macroeconomic conditions in our markets and nationally affecting tenant income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters, could adversely impact our renewal rate and/or the rental rates we are able to negotiate. We continue to monitor our tenants' operating performances as well as overall economic trends to evaluate any future negative impact on our renewal rates and rental rates, which could adversely affect our cash flow and ability to make distributions to our shareholders.

Property Acquisitions and Dispositions

We seek to acquire commercial properties in high-growth markets. Our acquisition targets are properties that fit our Community Centered Properties® strategy, primarily in and around Phoenix, Chicago, Dallas-Fort Worth, San Antonio and Houston. We may acquire properties in other high growth cities in the future. We have extensive relationships with community banks, attorneys, title companies and others in the real estate industry, which we believe enables us to take advantage of these market opportunities and maintain an active acquisition pipeline. We market, lease and manage our centers to match tenants with the shared needs of the surrounding neighborhood. Those needs may include specialty retail, grocery and restaurants as well as medical, educational and financial services. Our goal is for each property to become a Whitestone-branded business center or retail community that serves a neighboring five-mile radius around our property.

Property Acquisitions.

On December 21, 2022, we acquired Lake Woodlands Crossing, a property that meets our Community Centered Property® strategy, for $22.5 million in cash and net prorations. Lake Woodlands Crossing, a 60,246 square foot property, was 89.3% leased at the time of purchase and is located in The Woodlands, Texas.

On December 2, 2022 we acquired Dana Park Pad, a property that meets our Community Centered Property® strategy, for $4.9 million in cash and net prorations. Dana Park Pad, a 12,000 square foot property, was 100% leased at the time of purchase and is located in the Mesa submarket of Phoenix, Arizona.

Property Dispositions. We seek to continually upgrade our portfolio by opportunistically selling properties that do not have the potential to meet our Community Centered Property® strategy and redeploying the sale proceeds into properties that better fit our strategy. Some of our properties that we own (the "non-core properties") may not fit our Community Centered Property® strategy, and we may look for opportunities to dispose of these properties as we continue to execute our strategy.

On November 30, 2022, we completed the sale of Pima Norte, located in Carefree, Arizona, for $3.3 million. We recorded a loss on sale of $4.0 million.

On November 21, 2022, we completed the sale of Spoerlein Commons Pad, located in Buffalo Grove, Illinois, for $2.2 million. We recorded a gain on sale of $0.7 million.

On November 16, 2022, we completed the sale of Desert Canyon, located in Scottsdale, Arizona, for $9.3 million. We recorded a gain on sale of $5.1 million.

On November 14, 2022, we completed the sale of Gilbert Tuscany Village Hard Corner, located in Scottsdale, Arizona, for $2.5 million. We recorded a gain on sale of $0.8 million.

On November 10, 2022, we completed the sale of South Richey, located in Houston, Texas, for $13.1 million. We recorded a gain on sale of $9.9 million.

On October 31, 2022, we completed the sale of Bissonnet Beltway Plaza, located in Houston, Texas, for $5.4 million. We recorded a gain on sale of $4.4 million.

We have not included 2022 sold properties in discontinued operations as they did not meet the definition of discontinued operations.

On December 8, 2016, we, through our Operating Partnership, entered into a Contribution Agreement (the "Contribution Agreement") with Pillarstone and Pillarstone REIT pursuant to which we contributed all of the equity interests in four of our wholly-owned subsidiaries that, at the time, owned 14 non-core properties (the "Pillarstone Properties") that did not fit our Community Centered Property® strategy, to Pillarstone for aggregate consideration of approximately $84 million, consisting of (1) approximately $18.1 million of Class A units representing limited partnership interests in Pillarstone ("Pillarstone OP Units") and (2) the assumption of approximately $65.9 million of liabilities (collectively, the "Contribution").

As of December 31, 2022, we owned approximately 81.4% of the total outstanding Pillarstone OP Units, which we account for under the equity method. See Note 4 Investment in Real Estate Partnership to the accompanying consolidated financial statements for more information on our accounting treatment of our investment in Pillarstone OP.

Leasing Activity

As of December 31, 2022, we wholly-owned 57 properties with 5,060,899 square feet of GLA, which were approximately 94% occupied. The following is a summary of the Company's leasing activity for the year ended December 31, 2022:

	Number of Leases Signed	GLA Signed	Weighted Average Lease Term (2)	TI and Incentives per Sq. Ft. (3)	Contractual Rent Per Sq. Ft. (4)	Prior Contractual Rent Per Sq. Ft. (5)	Straight-lined Basis Increase (Decrease) Over Prior Rent
Comparable (1)							
Renewal Leases	177	497,469	4.0	$ 2.05	$ 20.87	$ 19.26	16.5%
New Leases	43	87,381	6.0	12.44	25.49	23.97	16.8%
Total	220	584,850	4.3	$ 3.60	$ 21.56	$ 19.96	16.6%

	Number of Leases Signed	GLA Signed	Weighted Average Lease Term (2)	TI and Incentives per Sq. Ft. (3)	Contractual Rent Per Sq. Ft. (4)
Total					
Renewal Leases	201	558,843	4.1	$ 2.64	$ 21.45
New Leases	120	373,686	8.5	23.02	20.39
Total	321	932,529	5.9	$ 10.81	$ 21.02

(1) Comparable leases represent leases signed on spaces for which there was a former tenant within the last twelve months and the new or renewal square footage was within 25% of the expired square footage.

(2) Weighted average lease term (in years) is determined on the basis of square footage.

(3) Estimated amount per signed leases. Actual cost of construction may vary. Does not include first generation costs for tenant improvements ("TI") and leasing commission costs needed for new acquisitions, development or redevelopment of a property to bring to operating standards for its intended use.

(4) Contractual minimum rent under the new lease for the first month, excluding concessions.

(5) Contractual minimum rent under the prior lease for the final month.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of distributions to holders of our common shares and OP units, including those required to maintain our REIT status and satisfy our current quarterly distribution target of $0.12 per share and OP unit, recurring expenditures, such as repairs and maintenance of our properties, non-recurring expenditures, such as capital improvements and tenant improvements, debt service requirements, and, potentially, acquisitions of additional properties.

During the year ended December 31, 2022, our cash provided from operating activities was $44.4 million and our total dividends and distributions paid were $23.3 million. Therefore, we had cash flow from operations in excess of distributions of approximately $21.1 million. The 2022 Facility included a $250 million unsecured borrowing capacity under a revolving credit facility. The 2022 Facility also included an accordion feature that allowed the Operating Partnership to increase the borrowing capacity by $200 million, upon the satisfaction of certain conditions. We anticipate that cash flows from operating activities and our borrowing capacity under the 2022 Facility will provide adequate capital for our distributions, working capital requirements, anticipated capital expenditures and scheduled debt payments in the short term. We also believe that cash flows from operating activities and our borrowing capacity will allow us to make all distributions required for us to continue to qualify to be taxed as a REIT for federal income tax purposes.

Our long-term capital requirements consist primarily of maturities under our longer-term debt agreements, development and redevelopment costs, and potential acquisitions. We expect to meet our long-term liquidity requirements with net cash from operations, long-term indebtedness, sales of common shares, issuance of OP units, sales of underperforming and non-core properties and other financing opportunities, including debt financing. We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. As of December 31, 2022, subject to any potential future paydowns or increases in the borrowing base, we have $146.4 million remaining availability under the revolving credit facility.

Our ability to access the capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our Company. In light of the dynamics in the capital markets impacted by the COVID-19 pandemic and the economic slowdown, our access to capital may be diminished. Despite these potential challenges, we believe we have sufficient access to capital for the foreseeable future, but we can provide no assurance that such capital will be available to us on attractive terms or at all.

On April 30, 2020, the Company entered into a loan in the principal amount of $1,733,510 from U.S. Bank National Association, one of the Company's existing lenders, pursuant to the Paycheck Protection Program (the "PPP Loan") of the CARES Act. The PPP Loan was set to mature on May 6, 2022 (the "Maturity Date"), and accrued interest at 1.00% per annum and could be prepaid in whole or in part without penalty. Pursuant to the CARES Act, the Company applied for and was granted forgiveness for all of the PPP Loan. Forgiveness was determined by the U.S. Small Business Administration based on the use of loan proceeds for payroll costs, mortgage interest, rent or utility costs and the maintenance of employee and compensation levels. The Company used all proceeds from the PPP Loan to retain employees and maintain payroll and make mortgage payments, lease payments and utility payments to support business continuity throughout the COVID-19 pandemic. Pursuant to the guidance in Financial Accounting Standards Board ("FASB") ASC 405-20, "*Liabilities - Extinguishment of Liabilities,*" the Company recognized a $1,734,000 gain for the PPP Loan forgiveness during the year ended December 31, 2020 based on the legal release from the U.S. Small Business Administration.

On May 20, 2022, our universal shelf registration statement on Form S-3 was declared effective by the SEC, which registers the issuance and sale by us of up to $500 million in securities from time to time, including common shares, preferred shares, debt securities, depositary shares and subscription rights.

On September 9, 2022, we entered into eleven equity distribution agreements for an at-the-market equity distribution program (the "2022 equity distribution agreements") providing for the issuance and sale of up to an aggregate of $100 million of the Company's common shares pursuant to our Registration Statement on Form S-3 (File No. 333-264881). Actual sales will depend on a variety of factors determined by us from time to time, including (among others) market conditions, the trading price of our common shares, capital needs and our determinations of the appropriate sources of funding for us, and will be made in transactions that will be deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act. We have no obligation to sell any of our common shares and can at any time suspend offers under the 2022 equity distribution agreements or terminate the 2022 equity distribution agreements.

We expect that our rental income will increase as we continue to acquire additional properties, subsequently increasing our cash flows generated from operating activities. We intend to finance the continued acquisition of such additional properties through equity issuances and through debt financing.

Our capital structure includes non-recourse secured debt that we assumed or originated on certain properties. We may hedge the future cash flows of certain debt transactions principally through interest rate swaps with major financial institutions.

As discussed in Note 2 to the accompanying consolidated financial statements, pursuant to the term of our $15.1 million 4.99% Note, due January 6, 2024 (see Note 8 to the accompanying consolidated financial statements), which is collateralized by our Anthem Marketplace property, we were required by the lenders thereunder to establish a cash management account controlled by the lenders to collect all amounts generated by our Anthem Marketplace property in order to collateralize such promissory note. Amounts in the cash management account are classified as restricted cash.

Cash and Cash Equivalents

We had cash and cash equivalents and restricted cash of approximately $6,355,000 at December 31, 2022, as compared to $15,914,000 at December 31, 2021. The decrease of $9,559,000 was primarily the result of the following:

Sources of Cash

- Cash flow from operations of $44,431,000 for the year ended December 31, 2022 compared to cash flow from operations of $47,040,000 for the year ended December 31, 2021;

- Net proceeds from sale of properties of $33,723,000 compared to $0;

Uses of Cash

- Acquisition of real estate of $16,992,000 compared to $81,588,000;

- Acquisition of ground lease of $9,786,000 compared to $0;

- Payment of dividends and distributions to common shareholders and OP unit holders of $23,304,000 compared to $19,651,000;

- Additions to real estate of $13,659,000 compared to $9,642,000;

- Payments of notes payable of $3,468,000 compared to $3,261,000;

- Repurchase of common shares of $537,000 compared to $691,000;

- Net payment of credit facility of $16,000,000 compared to $0;

- Payment of loan originations cost of $3,632,000 compared to $0; and

- Payment of exchange offering cost of $335,000 compared to $63,000.

We place all cash in short-term, highly liquid investments that we believe provide appropriate safety of principal.

Equity Offerings

On May 20, 2022, our universal shelf registration statement on Form S-*3* was declared effective by the SEC, which registers the issuance and sale by us of up to $500 million in securities from time to time, including common shares, preferred shares, debt securities, depositary shares and subscription rights.

On September 9, 2022, we entered into eleven equity distribution agreements for an at-the-market equity distribution program (the "2022 equity distribution agreements") providing for the issuance and sale of up to an aggregate of $100 million of the Company's common shares pursuant to our Registration Statement on Form S-3 (File No. 333-264881). Actual sales will depend on a variety of factors determined by us from time to time, including (among others) market conditions, the trading price of our common shares, capital needs and our determinations of the appropriate sources of funding for us, and were made in transactions that will be deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act. We have no obligation to sell any of our common shares and can at any time suspend offers under the 2022 equity distribution agreements or terminate the 2022 equity distribution agreements.

We have used and anticipate using net proceeds from common shares issued pursuant to the 2022 equity distribution agreements for general corporate purposes, which may include acquisitions of additional properties, the repayment of outstanding indebtedness, capital expenditures, the expansion, redevelopment and/or re-tenanting of properties in our portfolio, working capital and other general purposes.

Debt

Debt consisted of the following as of the dates indicated (in thousands):

Description	December 31, 2022		December 31, 2021	
Fixed rate notes				
$100.0 million, 1.73% plus 1.35% to 1.90% Note [1]	$	—	$	100,000
$165.0 million, 2.24% plus 1.35% to 1.90% Note [1]		—		165,000
$265.0 million, 3.18% plus 1.45% to 2.10% Note, due January 31, 2028 [2]		265,000		—
$80.0 million, 3.72% Note, due June 1, 2027		80,000		80,000
$19.0 million 4.15% Note, due December 1, 2024		18,016		18,358
$20.2 million 4.28% Note, due June 6, 2023		17,375		17,808
$14.0 million 4.34% Note, due September 11, 2024		12,709		12,978
$14.3 million 4.34% Note, due September 11, 2024		13,520		13,773
$15.1 million 4.99% Note, due January 6, 2024		13,635		13,907
$2.6 million 5.46% Note, due October 1, 2023		2,236		2,289
$50.0 million, 5.09% Note, due March 22, 2029		50,000		50,000
$50.0 million, 5.17% Note, due March 22, 2029		50,000		50,000
Floating rate notes				
Unsecured line of credit, LIBOR plus 1.40% to 1.90% [3]		—		119,500
Unsecured line of credit, SOFR plus 1.50% to 2.10%, due September 16, 2026		103,500		—
Total notes payable principal		625,991		643,613
Less deferred financing costs, net of accumulated amortization		(564)		(771)
Total notes payable	$	625,427	$	642,842

[1] Loan was fully paid off on September 16, 2022.

[2] Promissory note includes an interest rate swap that fixed the SOFR portion of the term loan at an interest rate of 2.16% through October 28, 2022, 2.76% from October 29, 2022 through January 31, 2024, and 3.32% beginning February 1, 2024 through January 31, 2028.

[3] Line of credit was paid off on September 16, 2022

On April 30, 2020, the Company entered into a loan in the principal amount of $1,733,510 from U.S. Bank National Association, one of the Company's existing lenders, pursuant to the Paycheck Protection Program (the "PPP Loan") of the CARES Act. The PPP Loan was set to mature on May 6, 2022 (the "Maturity Date"), and accrued interest at 1.00% per annum and could be prepaid in whole or in part without penalty. Pursuant to the CARES Act, the Company applied for and was granted forgiveness for all of the PPP Loan. Forgiveness was determined by the U.S. Small Business Administration based on the use of loan proceeds for payroll costs, mortgage interest, rent or utility costs and the maintenance of employee and compensation levels. Pursuant to the guidance in FASB ASC 405-20, "*Liabilities - Extinguishment of Liabilities,*" the Company recognized a $1,734,000 gain for the PPP Loan forgiveness during the year ended December 31, 2020 based on the legal release from the U.S. Small Business Administration.

On March 22, 2019, we, through our Operating Partnership, entered into a Note Purchase and Guarantee Agreement (the "Note Agreement") together with certain subsidiary guarantors as initial guarantor parties thereto (the "Subsidiary Guarantors") and The Prudential Insurance Company of America and the various other purchasers named therein (collectively, the "Purchasers") providing for the issuance and sale of $100 million of senior unsecured notes of the Operating Partnership, of which (i) $50 million are designated as 5.09% Series A Senior Notes due March 22, 2029 (the "Series A Notes") and (ii) $50 million are designated as 5.17% Series B Senior Notes due March 22, 2029 (the "Series B Notes" and, together with the Series A Notes, the "Notes") pursuant to a private placement that closed on March 22, 2019 (the "Private Placement"). Obligations under the Notes are unconditionally guaranteed by the Company and by the Subsidiary Guarantors.

On December 16, 2022, Whitestone REIT (the "Company") and its operating partnership, Whitestone REIT Operating Partnership, L.P. (the "Operating Partnership"), amended its Note Purchase and Guarantee Agreement originally executed on March 22, 2019 (the "Existing Note Agreement"), pursuant to the terms and conditions of an Amendment No. 1 to Note Purchase and Guaranty Agreement, dated as of December 16, 2022 (the Existing Note Purchase Agreement, as so amended, the "Amended Note Agreement"), by and among the Company and the Operating Partnership, together with certain subsidiary guarantors as initial guarantor parties thereto and The Prudential Insurance Company of America and the various other purchasers named therein.

Neither the term of the Existing Note Agreement, the interest rate, nor the principal amounts, were amended. The purpose of the amendment is to conform certain covenants and defined terms contained in the Amended Note Agreement with the Company's recently amended unsecured credit facility with the lenders party thereto, Bank of Montreal, as administrative agent, Truist Bank, as syndication agent, and BMO Capital Markets Corp., Truist Bank, Capital One, National Association, and U.S. Bank National Association, as co-lead arrangers and joint book runners.

The principal of the Series A Notes will begin to amortize on March 22, 2023 with annual principal payments of approximately $7.1 million. The principal of the Series B Notes will begin to amortize on March 22, 2025 with annual principal payments of $10.0 million. The Notes will pay interest quarterly on the 22nd day of March, June, September and December in each year until maturity.

The Operating Partnership may prepay at any time all, or from time to time part of, the Notes, in an amount not less than $1,000,000 in the case of a partial prepayment, at 100% of the principal amount so prepaid, plus a make-whole amount. The make-whole amount is equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Notes being prepaid over the aggregate principal amount of such Notes (as described in the Note Agreement). In addition, in connection with a Change of Control (as defined in the Note Purchase Agreement), the Operating Partnership is required to offer to prepay the Notes at 100% of the principal amount plus accrued and unpaid interest thereon.

The Note Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type and substantially similar to the Operating Partnership's existing senior revolving credit facility, including limitations on liens, incurrence of investments, acquisitions, loans and advances and restrictions on dividends and certain other restricted payments. In addition, the Note Agreement contains certain financial covenants substantially similar to the Operating Partnership's existing senior revolving credit facility, including the following:

- maximum total indebtedness to total asset value ratio of 0.60 to 1.00;

- maximum secured debt to total asset value ratio of 0.40 to 1.00;

- minimum EBITDA (earnings before interest, taxes, depreciation, amortization or extraordinary items) to fixed charges ratio of 1.50 to 1.00;

- maximum secured recourse debt to total asset value ratio of 0.15 to 1.00;

- maintenance of a minimum tangible net worth (adjusted for accumulated depreciation and amortization) of 75% of the Company's total net worth as of December 31, 2021 plus 75% of the net proceeds from additional equity offerings (as defined therein); and

- minimum adjusted property NOI to implied unencumbered debt service ratio of 1.50 to 1.00.

In addition, the Note Agreement contains a financial covenant requiring that maximum unsecured indebtedness not exceed the ratio of unsecured indebtedness to unencumbered asset pool of 0.60 to 1.00. That covenant is substantially similar to the borrowing base concept contained in the Operating Partnership's existing senior revolving credit facility.

The Note Agreement also contains default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, cross-defaults with other indebtedness and guarantor defaults. The occurrence of an event of default under the Note Agreement could result in the Purchasers accelerating the payment of all obligations under the Notes. The financial and restrictive covenants and default provisions in the Note Agreement are substantially similar to those contained in the Operating Partnership's existing credit facility.

Net proceeds from the Private Placement were used to refinance existing indebtedness. The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes were sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On September 16, 2022, we, through our Operating Partnership, entered into an unsecured credit facility (the "2022 Facility") with the lenders party thereto, Bank of Montreal, as administrative agent (the "Administrative Agent"), Truist Bank, as syndication agent, and BMO Capital Markets Corp., Truist Bank, Capital One, National Association, and U.S. Bank National Association, as co-lead arrangers and joint book runners. The 2022 Facility amended and restated the Company's previous unsecured revolving credit facility, dated January 31, 2019 (the "2019 Facility").

The 2022 Facility is comprised of the following two tranches:

- $250.0 million unsecured revolving credit facility with a maturity date of September 16, 2026 (the "2022 Revolver");

- $265.0 million unsecured term loan with a maturity date of January 31, 2028 ("Term Loan").

Borrowings under the 2022 Facility accrue interest (at the Operating Partnership's option) at a Base Rate or an Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable margin based upon our then existing leverage. As of December 31, 2022, the interest rate on the 2022 Revolver was 5.79%. Based on our current leverage ratio, the revolver has initial interest rate of SOFR plus 1.60% and a 10 basis point credit spread adjustment. In addition, we entered into interest rate swaps to fix the interest rates on the Term Loan. The Term Loan with the swaps has the following interest rates:

- 2.16% plus 1.55% through October 28, 2022

- 2.80% plus 1.55% from October 29, 2022 through January 31, 2024

- 3.42% plus 1.55% from February 1, 2024 through January 31, 2028

The 2022 Facility also has a pricing provision where the applicable margin can be adjusted by an aggregate 0.02% per annum based on the Company's performance on certain sustainability performance targets. Base Rate means, for any day, the higher of: (a) the Administrative Agent's prime commercial rate, (b) the sum of (i) the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York for such day, plus (ii) 0.50%, or (c) the sum of (i) Adjusted Term SOFR for a one-month tenor in effect on such day plus (ii) 1.10%. Adjusted Term SOFR means, for any such day, the sum of (i) the SOFR-based term rate for the day two (2) business days prior and (ii) 0.10%.

The 2022 Facility includes an accordion feature that will allow the Operating Partnership to increase the borrowing capacity by $200.0 million, upon the satisfaction of certain conditions. As of December 31, 2022, subject to any potential future paydowns or increases in the borrowing base, we have $146.4 million remaining availability under the 2022 Revolver. As of December 31, 2022, $368.5 million was drawn on the 2022 Facility and our unused borrowing capacity was $146.4 million, assuming that we use the proceeds of the 2022 Facility to acquire properties, or to repay debt on properties, that are eligible to be included in the unsecured borrowing base. The Company used $379.5 million of proceeds from the 2022 Facility to repay amounts outstanding under the 2019 Facility.

The Company, each direct and indirect material subsidiary of the Operating Partnership and any other subsidiary of the Operating Partnership that is a guarantor under any unsecured ratable debt will serve as a guarantor for funds borrowed by the Operating Partnership under the 2022 Facility. The 2022 Facility contains customary terms and conditions, including, without limitation, customary representations and warranties and affirmative and negative covenants including, without limitation, information reporting requirements, limitations on investments, acquisitions, loans and advances, mergers, consolidations and sales, incurrence of liens, dividends and restricted payments. In addition, the 2022 Facility contains certain financial covenants including the following:

- maximum total indebtedness to total asset value ratio of 0.60 to 1.00;

- maximum secured debt to total asset value ratio of 0.40 to 1.00;

- minimum EBITDA (earnings before interest, taxes, depreciation, amortization or extraordinary items) to fixed charges ratio of 1.50 to 1.00;

- maximum other recourse debt to total asset value ratio of 0.15 to 1.00; and

- maintenance of a minimum tangible net worth (adjusted for accumulated depreciation and amortization) of $449 million plus 75% of the net proceeds from additional equity offerings (as defined therein).

The 2022 Facility also contains customary events of default with customary notice and cure, including, without limitation, nonpayment, breach of covenant, misrepresentation of representations and warranties in a material respect, cross-default to other major indebtedness, change of control, bankruptcy and loss of REIT tax status. If an event of default occurs and is continuing under the 2022 Facility, the lenders may, among other things, terminate their commitments under the 2022 Facility and require the immediate payment of all amounts owed thereunder.

As of December 31, 2022, our $157.5 million in secured debt was collateralized by seven properties with a carrying value of $243.1 million. Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and by assignment of the rents and leases associated with those properties. As of December 31, 2022, we were in compliance with all loan covenants.

Scheduled maturities of our outstanding debt as of December 31, 2022 were as follows (in thousands):

Year		Amount Due
2023	$	28,204
2024		63,573
2025		17,143
2026		120,643
2027		97,143
Thereafter		299,285
Total	$	625,991

Capital Expenditures

We continually evaluate our properties' performance and value. We may determine it is in our shareholders' best interest to invest capital in properties we believe have potential for increasing value. We also may have unexpected capital expenditures or improvements for our existing assets. Additionally, we intend to continue investing in similar properties outside of Texas and Arizona in cities with exceptional demographics to diversify market risk, and we may incur significant capital expenditures or make improvements in connection with any properties we may acquire.

The following is a summary of the Company's capital expenditures, excluding property acquisitions, for the years ended December 31 (in thousands):

		2022		2021
Capital expenditures:				
Tenant improvements and allowances	$	7,897	$	3,306
Developments / redevelopments		2,944		2,081
Leasing commissions and costs		3,068		3,016
Maintenance capital expenditures		2,818		4,255
Total capital expenditures	$	16,727	$	12,658

Contractual Obligations

As of December 31, 2022, we had the following contractual obligations (see Note 8 of our accompanying consolidated financial statements for further discussion regarding the specific terms of our debt):

				Payment due by period (in thousands)		
Consolidated Contractual Obligations	**Total**		**Less than 1 year (2023)**	**1 - 3 years (2024 - 2025)**	**3 - 5 years (2026 - 2027)**	**More than 5 years (after 2027)**
Long-Term Debt - Principal	$ 625,991	$	28,204	$ 80,716	$ 217,786	$ 299,285
Long-Term Debt - Fixed Interest	101,004		23,393	40,899	34,398	2,314
Long-Term Debt - Variable Interest [1]	17,992		4,798	9,596	3,598	—
Unsecured credit facility - Unused commitment fee [2]	1,373		366	732	275	—
Operating Lease Obligations	136		65	70	1	—
Finance Lease Obligations	3,087		60	125	129	2,773
Total	$ 749,583	$	56,886	$ 132,138	$ 256,187	$ 304,372

[1] As of December 31, 2022, we had one loan totaling $103.5 million which bore interest at a floating rate. The variable interest rate payments are based on SOFR plus 1.60% and a 10 basis point spread adjustment which reflects our new interest rates under our 2022 Facility. The information in the table above reflects our projected interest rate obligations for the floating rate payments based on one-month SOFR as of December 31, 2022, of 4.31%.

[2] The unused commitment fees on our unsecured credit facility, payable quarterly, are based on the average daily unused amount of our unsecured credit facility. The fees are 0.20% for facility usage greater than 50% or 0.25% for facility usage less than 50%. The information in the table above reflects our projected obligations for our unsecured credit facility based on our December 31, 2022 balance of $368.5 million.

Distributions

U.S. federal income tax law generally requires that a REIT distribute annually to its shareholders at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates on any taxable income that it does not distribute. We currently, and intend to continue to, accrue distributions quarterly and make distributions in three monthly installments following the end of each quarter. For a discussion of our cash flow as compared to dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The timing and frequency of our distributions are authorized and declared by our board of trustees in exercise of its business judgment based upon a number of factors, including:

- our funds from operations;

- our debt service requirements;

- our capital expenditure requirements for our properties;

- our taxable income, combined with the annual distribution requirements necessary to maintain REIT qualification;

- requirements of Maryland law;

- our overall financial condition; and

- other factors deemed relevant by our board of trustees.

Any distributions we make will be at the discretion of our board of trustees and we cannot provide assurance that our distributions will be made or sustained in the future.

On February 10, 2021, the Company announced an increase to its quarterly distribution to $0.1075 per common share and OP units, equal to a monthly distribution of $0.035833, beginning with the March 2021 distribution. On February 22, 2022, the Company announced an increase to its quarterly distribution to 0.12 per commons share and OP unit, equal to a monthly distribution of $0.04, beginning with the April 2022 distribution.

During 2022, we paid distributions to our common shareholders and OP unit holders of $23.3 million, compared to $19.7 million in 2021. Common shareholders and OP unit holders receive monthly distributions. Payments of distributions are declared quarterly and paid monthly. The distributions paid to common shareholders and OP unit holders were as follows (in thousands, except per share data) for the years ended December 31, 2022 and 2021:

| Quarter Paid | Common Shares | | Noncontrolling OP Unit Holders | | Total |
	Distributions Per Common Share	Amount Paid	Distributions Per OP Unit	Amount Paid	Amount Paid
2022					
Fourth Quarter	$ 0.1200	$ 5,909	$ 0.1200	$ 83	$ 5,992
Third Quarter	0.1200	5,901	0.1200	88	5,989
Second Quarter	0.1200	5,880	0.1200	92	5,972
First Quarter	0.1075	5,268	0.1075	83	5,351
Total	$ **0.4675**	$ **22,958**	$ **0.4675**	$ **346**	$ **23,304**
2021					
Fourth Quarter	$ 0.1075	$ 5,257	$ 0.1075	$ 83	$ 5,340
Third Quarter	0.1075	4,981	0.1075	83	5,064
Second Quarter	0.1075	4,602	0.1075	83	4,685
First Quarter	0.1058	4,480	0.1058	82	4,562
Total	$ **0.4283**	$ **19,320**	$ **0.4283**	$ **331**	$ **19,651**

Summary of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. We prepared these financial statements in conformity with GAAP. The preparation of these financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Our results may differ from these estimates. Currently, we believe that our accounting policies do not require us to make estimates using assumptions about matters that are highly uncertain. For a better understanding of our accounting policies, you should read Note 2 to our accompanying consolidated financial statements in conjunction with this "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

We have described below the critical accounting policies that we believe could impact our consolidated financial statements most significantly.

Revenue Recognition. All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable. Percentage rents are recognized as rental income when the thresholds upon which they are based have been met. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. We combine lease and nonlease components in lease contracts, which includes combining base rent, recoveries, and percentage rents into a single line item, *Rental*, within the consolidated statements of operations and comprehensive income (loss). Additionally, we have tenants who pay real estate taxes directly to the taxing authority. We exclude these costs paid directly by the tenant to third parties on our behalf from revenue recognized and the associated property operating expense.

Other property income primarily includes amounts recorded in connection with management fees and lease termination fees. Pillarstone OP paid us management fees for property management, leasing and day-to-day advisory and administrative services. Their obligations were satisfied over time. Pillarstone OP was billed monthly and typically paid quarterly. Revenues were governed by the Management Agreements (as defined in Note 4 to our accompanying consolidated financial statements). The management agreement was terminated on August 18, 2022. Additionally, we recognize lease termination fees in the year that the lease is terminated and collection of the fee is probable. Amounts recorded within other property income are accounted for at the point in time when control of the goods or services transfers to the customer and our performance obligation is satisfied.

Equity Method. In accordance with Accounting Standards Update ("ASU") 2014-09 ("Topic 606") and ASC 610, "*Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets*," the Company recognizes its investment in Pillarstone OP under the equity method.

Development Properties. Land, buildings and improvements are recorded at cost. Expenditures related to the development of real estate are carried at cost which includes capitalized carrying charges and development costs. Carrying charges (interest, real estate taxes, loan fees, and direct and indirect development costs related to buildings under construction), are capitalized as part of construction in progress. The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy. For the year ended December 31, 2022, approximately $ 455,000 and $ 281,000 in interest expense and real estate taxes, respectively, were capitalized. For the year ended December 31, 2021, approximately $414,000 and $291,000 in interest expense and real estate taxes, respectively, were capitalized. For the year ended December 31, 2020, approximately $481,000 and $306,000 in interest expense and real estate taxes, respectively, were capitalized.

Acquired Properties and Acquired Lease Intangibles. We allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values at the time of purchase. Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases, the value of the ground lease and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt. The Company also utilizes valuations from independent real estate appraisal firms.

Depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 43 years for improvements and buildings. Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

Impairment. We review our properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. The first step of the impairment test is to determine whether an indicator of impairment is present. If an indicator of impairment is present, we determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. Management has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2022.

Accrued Rents and Accounts Receivable. Included in accrued rents and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. We review the collectability of charges under our tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located including the impact of the COVID-19 pandemic on tenants' businesses and financial condition. We recognize an adjustment to rental revenue if we deem it probable that the receivable will not be collected. Our review of collectability under our operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue. As of December 31, 2022 and 2021, we had an allowance for uncollectible accounts of $13.8 million and $14.9 million, respectively. For the years ending December 31, 2022, 2021 and 2020, we recorded an adjustment to rental revenue in the amount of $1.2 million, $(0.1) million and $5.6 million, respectively. Included in the adjustment to rental revenue for the years ending December 31, 2022 and 2021, was a bad debt adjustment of $0.6 million and $0.1 million, respectively, and a straight-line rent reserve adjustment of $0.3 million and $0.9 million, respectively, related to credit loss for the conversion of 80 and 59 tenants, respectively, to cash basis revenue as a result of COVID-19 collectability analysis.

Unamortized Lease Commissions and Loan Costs. Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements. Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method. Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Prepaids and Other Assets. Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance and acquisition deposits which include earnest money deposits on future acquisitions.

Federal Income Taxes. We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 1999. As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. We believe that we are organized and operate in such a manner as to qualify to be taxed as a REIT, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

State Taxes. We are subject to the Texas Margin Tax which is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction. Although the Texas Margin Tax is not an income tax, FASB ASC 740, "*Income Taxes*" ("ASC 740") applies to the Texas Margin Tax. As of December 31, 2022, 2021 and 2020, we recorded a margin tax provision of $0.4 million, $0.4 million and $0.4 million, respectively.

Fair Value of Financial Instruments. Our financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable. The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to their short-term nature. The fair value of our long-term debt, consisting of fixed rate secured notes, variable rate secured notes and an unsecured revolving credit facility aggregate to approximately $579.7 million and $643.6 million as compared to the book value of approximately $626.0 million and $643.6 million as of December 31, 2022 and 2021, respectively. The fair value of our long-term debt is estimated on a Level 2 basis (as provided by ASC 820, "*Fair Value Measurements and Disclosures*"), using a discounted cash flow analysis based on the borrowing rates currently available to us for loans with similar terms and maturities, discounting the future contractual interest and principal payments.

The fair value of our loan guarantee to Pillarstone OP is estimated on a Level 3 basis (as provided by ASC 820, "*Fair Value Measurements and Disclosures*"), using a probability-weighted discounted cash flow analysis based on a discount rate, discounting the loan balance. The fair value of the loan guarantee is $0.1 million and $0.1 million as compared to the book value of approximately $0.1 million and $0.1 million as of December 31, 2022 and 2021, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2022 and 2021. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2022, and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Instruments and Hedging Activities. We utilize derivative financial instruments, principally interest rate swaps, to manage our exposure to fluctuations in interest rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instruments. We recognize our interest rate swaps as cash flow hedges with the effective portion of the changes in fair value recorded in comprehensive income (loss) and subsequently reclassified into earnings in the period that the hedged transaction affects earnings. Any ineffective portion of a cash flow hedge's change in fair value is recorded immediately into earnings. Our cash flow hedges are determined using Level 2 inputs under ASC 820. Level 2 inputs represent quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable. As of December 31, 2022, we consider our cash flow hedges to be highly effective.

Recent Accounting Pronouncements. In April 2020, the FASB issued guidance on the application of Topic 842, relating to concessions being made by lessors in response to the COVID-19 pandemic. The guidance notes that it would be acceptable for entities to make an election to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed, even if such enforceable rights and obligations are not explicitly contained in the lease contract. Thus, for concessions relating to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract, and would have the option to apply, or not to apply, the general lease modification guidance in Topic 842 as it stands. We have elected this option to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed. Therefore, such concessions are not accounted for as a lease modification under Topic 842.

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued Accounting Standards Update No. 2021-01, "Reference Rate Reform (Topic 848): Scope" ("ASU 2021-01"), which clarified the scope and application of the original guidance. We have elected this option and adopted ASU 2020-04 and ASU 2021-01 effective September 2022. There was no material impact on the Company's consolidated financial statement as a result of adopting this guidance.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table provides a general comparison of our results of operations for the years ended December 31, 2022 and 2021 (dollars in thousands, except per share data):

		Year Ended December 31,		
		2022		2021
Number of properties owned and operated		57		60
Aggregate GLA (sq. ft.)(1)		5,000,653		5,205,966
Ending occupancy rate - operating portfolio (1)		94%		92%
Ending occupancy rate		94%		91%
Total revenues	$	139,421	$	125,365
Total operating expenses		93,068		90,897
Total other expense		10,370		24,272
Income before equity investment in real estate partnership and income tax		35,983		10,196
Equity in earnings of real estate partnership		239		609
Provision for income tax		(422)		(385)
Income from continuing operations		35,800		10,420
Gain on sale of property from discontinued operations		—		1,833
Net income		35,800		12,253
Less: Net income attributable to noncontrolling interests		530		205
Net income attributable to Whitestone REIT	$	35,270	$	12,048
Funds from operations(2)	$	52,193	$	40,705
Property net operating income(3)		99,261		90,207
Distributions paid on common shares and OP units		23,304		19,651
Distributions per common share and OP unit	$	0.4675	$	0.4283
Distributions paid as a percentage of funds from operations		45%		48%

(1) Excludes (i) new acquisitions, through the earlier of attainment of 90% occupancy or 18 months of ownership, and (ii) properties that are undergoing significant redevelopment or re-tenanting.

(2) For an explanation and reconciliation of funds from operations, a non-GAAP metric, to net income, see "Funds From Operations" below.

(3) For an explanation and reconciliation of property net operating income, a non-GAAP metric, to net income, see "Property Net Operating Income" below.

We define "Same Stores" as properties that have been owned for the entire period being compared. For purposes of comparing the year ended December 31, 2022 to the year ended December 31, 2021, Same Stores include properties owned during the entire period from January 1, 2021 to December 31, 2022. We define "Non-Same Stores" as properties acquired since the beginning of the period being compared and properties that have been sold, but not classified as discontinued operations.

Revenues. The primary components of revenue are detailed in the table below (in thousands, except percentages):

| Revenue | Year Ended December 31, | | Change | % Change |
	2022	2021		
Same Store				
Rental revenues [1]	$ 93,330	$ 86,846	$ 6,484	7%
Recoveries [2]	34,919	31,378	3,541	11%
Bad debt [3]	(993)	101	(1,094)	(1083)%
Total rental	127,256	118,325	8,931	8%
Other revenues	842	875	(33)	(4)%
Same Store Total	128,098	119,200	8,898	7%
Non-Same Store and Management Fees				
Rental revenues [4]	7,783	4,013	3,770	94%
Recoveries [4]	3,324	1,550	1,774	114%
Bad debt [4]	(163)	(11)	(152)	1382%
Total rental	10,944	5,552	5,392	97%
Other revenues [4]	20	45	(25)	(56)%
Management fees	359	568	(209)	(37)%
Non-Same Store and Management Fees Total	11,323	6,165	5,158	84%
Total revenue	$ 139,421	$ 125,365	$ 14,056	11%

[1] The Same Store tenant rent increase of $6,484,000 resulted from an increase of $2,571,000 from the increase in the average leased square feet to 4,396,387 from 4,269,952, and by the increase of $3,913,000 from the average rent per leased square foot increasing from $20.34 to $21.23. Included in the average rent per leased square feet mentioned above are Same Store rental revenue decreases of $281,000 and $865,000 from straight-line rent write offs during the years ended December 31, 2022 and December 31, 2021, respectively, as a result of converting 80 and 59 tenants, respectively, to cash basis accounting.

[2] The Same Store recoveries revenue increase of $3,541,000 is primarily attributable to increases in operating and maintenance expenses. Operating expenses generally decreased as a result of cost saving initiatives during the COVID-19 pandemic in 2021 and increased back to normal levels in 2022. Our recovery revenue from tenants generally increases as the related operating and real estate tax expenses increase.

[3] During the year ended December 30, 2022 and 2021, Same Store bad debt includes an adjustment of $570,000 and $142,000, respectively, from cash basis accounting.

[4] Non-Same Store rental revenue includes Lakeside Market (acquired on July 8, 2021), Anderson Arbor (acquired on December 1, 2021), Dana Park Pad (acquired on December 2, 2022), Lake Woodlands Crossing (acquired on December 21. 2022), Bissonnet/Beltway (sold on October 31, 2022), South Richey (sold on November 10, 2022), Desert Canyon (sold on November 16, 2022), Gilbert Tuscany Village Hard Corner (sold on November 14, 2022), and Pima Norte (sold on November 30, 2022).

Operating expenses. The primary components of operating expenses for the year ended December 31, 2022 and 2021 are detailed in the table below (in thousands, except percentages):

Operating Expenses	Year Ended December 31,		Change	% Change
	2022	2021		
Same Store				
Operating and maintenance [1]	$ 23,226	$ 20,427	$ 2,799	14%
Real estate taxes	15,878	15,912	(34)	(0)%
Same Store total	39,104	36,339	2,765	8%
Non-Same Store and affiliated company rents				
Operating and maintenance [2]	1,991	1,234	757	61%
Real estate taxes [2]	1,729	850	879	103%
Affiliated company rents [3]	471	899	(428)	(48)%
Non-Same Store and affiliated company rents total	4,191	2,983	1,208	40%
Depreciation and amortization [2]	31,707	28,950	2,757	10%
General and administrative [4]	18,066	22,625	(4,559)	(20)%
Total operating expenses	$ 93,068	$ 90,897	$ 2,171	2%

[1] The $2,799,000 increase in Same Store operating and maintenance costs included $1,014,000 in increased repairs, $553,000 in increased labor, $485,000 in increased contract services, $440,000 in increased utilities, $276,000 in increased insurance costs, $31,000 in other costs.

[2] Non-Same Store operating and maintenance and real estate taxes includes Lakeside Market (acquired on July 8, 2021), Anderson Arbor (acquired on December 1, 2021), Dana Park Pad (acquired on December 2, 2022), Lake Woodlands Crossing (acquired on December 21. 2022), Bissonnet/Beltway (sold on October 31, 2022), South Richey (sold on November 10, 2022), Desert Canyon (sold on November 16, 2022), Gilbert Tuscany Village Hard Corner (sold on November 14, 2022), and Pima Norte (sold on November 30, 2022).

[3] Affiliated company rents are spaces that we lease from Pillarstone OP. Eight lease agreements were terminated on August 23, 2022, and the two remaining leases are scheduled to expire on January 31, 2023 and February 28, 2023.

[4] The general and administrative expense decrease is attributable to $1,516,000 in increased legal expenses, $227,000 in professional fees, $175,000 in contract labor, and $321,000 in other costs, offset by decreases from $2,338,000 in payroll costs and $4,460,000 in share-based compensation. The increase in legal expenses, and the decrease in payroll and share based compensation during the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily relate to leadership changes and associated litigations.

Other expenses (income). The primary components of other expenses (income) for the year ended December 31, 2022 and 2021 are detailed in the table below (in thousands, except percentages):

Other Expenses (Income)	Year Ended December 31,		Change	% Change
	2022	2021		
Interest expense [1]	$ 27,193	$ 24,564	$ 2,629	11%
Gain on sale of properties, net [2]	(16,950)	(266)	(16,684)	6272%
Loss on disposal of assets, net	192	90	102	113%
Interest, dividend and other investment income	(65)	(116)	51	(44)%
Total other expense	$ 10,370	$ 24,272	$ (13,902)	(57)%

[1] The $2,629,000 increase in interest expense is attributable to a increase in our effective interest rate to 4.07% for the year ended December 31, 2022 as compared to 3.71% for the year ended December 31, 2021, resulting in a $2,319,000 increase in interest expense, and an increase in our average outstanding notes payable balance of $4,389,000 that resulted in $163,000 in increased interest expense. Amortization of loan fees increased interest expense by $3,000 for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The interest expense increase is attributable to rising interest rates. We expect interest expense to increase in the future due to rising interest rates. $147,000 of the increase in interest is attributable to extinguishment of debt costs for the year ended December 31, 2021.

[2] On October 31, 2022, we completed the sale of Bissonnet Beltway Plaza, located in Houston, Texas, for $5.4 million. We recorded a gain on sale of $4.4 million.

On November 10, 2022, we completed the sale of South Richey, located in Houston, Texas, for $13.1 million. We recorded a gain on sale of $9.9 million.

On November 14, 2022, we completed the sale of Gilbert Tuscany Village Hard Corner, located in Scottsdale, Arizona, for $2.5 million. We recorded a gain on sale of $0.8 million.

On November 16, 2022, we completed the sale of Desert Canyon, located in Scottsdale, Arizona, for $9.3 million. We recorded a gain on sale of $5.1 million.

On November 21, 2022, we completed the sale of Spoerlein Commons Pad, located in Buffalo Grove, Illinois, for $2.2 million. We recorded a gain on sale of $0.7 million.

On November 30, 2022, we completed the sale of Pima Norte, located in Carefree, Arizona, for $3.3 million. We recorded a loss on sale of $4.0 million.

During the year ended December 31, 2021, we recognized a $0.3 million gain in connection with the sale of a retail building we completed on November 19, 2016. In 2016, we provided seller-financing for the retail building, Webster Pointe, and deferred the seller-financed portion of the gain until the principal payments were received. The purchaser of the building paid the remaining principal balance of $0.3 million during 2021. As of December 31, 2022, we have recognized all of the deferred gains associated with the retail building.

Equity in earnings of real estate partnership. Our estimated equity in earnings of real estate partnership, which is generated from our 81.4% ownership of Pillarstone OP, decreased $370,000 from $609,000 for the year ended December 31, 2021 to $239,000 for the year ended December 31, 2022. Please refer to Note 4 (Investment in Real Estate Partnership) to the accompanying consolidated financial statements for more information regarding our investment in Pillarstone OP.

Gain on sale of property from discontinued operations. During the year ended December 31, 2021, we recognized a $1.8 million gain in connection with the sale of three office buildings we completed on December 31, 2014. We provided seller-financing for the office buildings, Zeta, Royal Crest and Featherwood, and deferred the gain until principal payments on the seller-financed loans were received. The purchaser of the office buildings paid the remaining principal balance of $1.8 million during 2021. As of December 31, 2022, we have recognized all the deferred gains associated with the three office buildings.

Same Store net operating income. The components of Same Store net operating income is detailed in the table below (in thousands):

		Year Ended December 31,			Increase (Decrease)	% Increase (Decrease)
		2022		2021		
Same Store (48 properties, excluding development land)						
Property revenues						
Rental	$	127,256	$	118,325	$ 8,931	8%
Management, transaction and other fees		842		875	(33)	(4)%
Total property revenues		128,098		119,200	8,898	7%
Property expenses						
Property operation and maintenance		23,226		20,427	2,799	14%
Real estate taxes		15,878		15,912	(34)	(0)%
Total property expenses		39,104		36,339	2,765	8%
Total property revenues less total property expenses		88,994		82,861	6,133	7%
Same Store straight-line rent adjustments		(1,181)		(1,371)	190	(14)%
Same Store amortization of above/below market rents		(949)		(832)	(117)	14%
Same Store lease termination fees		(135)		(280)	145	(52)%
Same Store NOI[1]	$	86,729	$	80,378	$ 6,351	8%

[1] See below for a reconciliation of property net operating income to net income.

PROPERTY NET OPERATING INCOME ("NOI")		Year Ended December 31,		
		2022		**2021**
Net income attributable to Whitestone REIT	$	35,270	$	12,048
General and administrative expenses		18,066		22,625
Depreciation and amortization		31,707		28,950
Equity in earnings of real estate partnership[1]		(239)		(609)
Interest expense		27,193		24,564
Interest, dividend and other investment income		(65)		(116)
Provision for income taxes		422		385
Gain on sale of property from continuing operations		(16,950)		(266)
Gain on sale of property from discontinued operations		—		(1,833)
Management fee, net of related expenses		112		331
(Gain) loss on sale or disposal of assets, net		192		90
NOI of real estate partnership (pro rata)[1]		3,023		3,833
Net income attributable to noncontrolling interests		530		205
NOI	$	99,261	$	90,207
Non-Same Store NOI [2]		(7,244)		(3,513)
NOI of real estate partnership (pro rata)[1]		(3,023)		(3,833)
NOI less Non-Same Store NOI and NOI of real estate partnership (pro rata)		88,994		82,861
Same Store straight-line rent adjustments		(1,181)		(1,371)
Same Store amortization of above/below market rents		(949)		(832)
Same Store lease termination fees		(135)		(280)
Same Store NOI (3)	$	86,729	$	80,378

[1] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated equity in earnings and pro rata share of NOI of real estate partnership based on the information available to us at the time of this report.

[2] We define "Non-Same Stores" as properties that have been acquired since the beginning of the period being compared and properties that have been sold, but not classified as discontinued operations. For purposes of comparing the twelve months ended December 31, 2022 to the twelve months ended December 31, 2021, Non-Same Stores include properties acquired between January 1, 2021 and December 31, 2022 and properties sold between January 1, 2021 and December 31, 2022, but not included in discontinued operations.

[3] We define "Same Stores" as properties that have been owned during the entire period being compared. For purposes of comparing the twelve months ended December 31, 2022 to the twelve months ended December 31, 2021, Same Stores include properties owned before January 1, 2021 and not sold before December 31, 2022. Straight line rent adjustments, above/below market rents, and lease termination fees are excluded.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion and comparison of the results of our operations for the year ended December 31, 2021 with the year ended December 31, 2020, refer to "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022.

Reconciliation of Non-GAAP Financial Measures

Funds From Operations (NAREIT) ("FFO") and Normalized FFO

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) available to common shareholders computed in accordance with GAAP, excluding depreciation and amortization related to real estate, gains or losses from the sale of certain real estate assets, gains and losses from change in control, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. We calculate FFO in a manner consistent with the NAREIT definition and also include adjustments for our unconsolidated real estate partnership.

Normalized Funds from Operations ("Normalized FFO") is a non-GAAP measure. We define Normalized FFO as FFO excluding extinguishment of debt costs and gain on loan forgiveness.

Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income (loss) alone as the primary measure of our operating performance.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Because real estate values instead have historically risen or fallen with market conditions, management believes that the presentation of operating results for real estate companies that use historical cost accounting is insufficient by itself. In addition, securities analysts, investors and other interested parties use FFO as the primary metric for comparing the relative performance of equity REITs.

FFO and Normalized FFO should not be considered as an alternative to net income or other measurements under GAAP, as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO and Normalized FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness. Although our calculation of FFO is consistent with that of NAREIT, there can be no assurance that FFO and Normalized FFO presented by us is comparable to similarly titled measures of other REITs.

Below are the calculations of FFO and Normalized FFO and the reconciliations to net income, which we believe is the most comparable GAAP financial measure (in thousands):

FFO (NAREIT) AND NORMALIZED FFO	Year Ended December 31,					
		2022		2021		2020
Net income attributable to Whitestone REIT	$	35,270	$	12,048	$	6,034
Adjustments to reconcile to FFO:[1]						
Depreciation and amortization of real estate assets		31,538		28,806		28,096
Depreciation and amortization of real estate assets of real estate partnership (pro rata) [2]		1,613		1,674		1,673
Loss on disposal of assets, net		192		90		542
Gain on sale of property from continuing operations, net		(16,950)		(266)		(178)
Gain on sale of property from discontinued operations		—		(1,833)		—
Loss (gain) on sale or disposal of properties or assets of real estate partnership (pro rata) [2]		—		(19)		91
Net income attributable to noncontrolling interests		530		205		117
FFO (NAREIT)	$	52,193	$	40,705	$	36,375
Early debt extinguishment costs		147		—		—
Gain on loan forgiveness		—		—		(1,734)
Normalized FFO	$	52,340	$	40,705	$	34,641

[1] Includes pro-rata share attributable to real estate partnership.

[2] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated depreciation and amortization and loss (gain) on sale or disposal of properties or assets of real estate partnership based on the information available to us at the time of this report.

Property Net Operating Income ("NOI")

NOI: Net Operating Income: Management believes that NOI is a useful measure of our property operating performance. We define NOI as operating revenues (rental and other revenues) less property and related expenses (property operation and maintenance and real estate taxes). Other REITs may use different methodologies for calculating NOI and, accordingly, our NOI may not be comparable to other REITs. Because NOI adjusts for general and administrative expenses, depreciation and amortization, equity in earnings of real estate partnership, interest expense, interest dividend and other investment income, provision for income taxes, gain or loss on sale of property from discontinued operations, management fee, net of related expenses, gain or loss on sale or disposal of assets, gain on loan forgiveness, our pro rata share of NOI of equity method investments and net income attributable to noncontrolling interests, it provides a performance measure that, when compared year-over-year, reflects the revenues and expenses directly associated with owning and operating commercial real estate properties and the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not immediately apparent from net income. We use NOI to evaluate our operating performance since NOI allows us to evaluate the impact that factors such as occupancy levels, lease structure, lease rates and tenant base have on our results, margins and returns. In addition, management believes that NOI provides useful information to the investment community about our property and operating performance when compared to other REITs since NOI is generally recognized as a standard measure of property performance in the real estate industry. However, NOI should not be viewed as a measure of our overall financial performance since it does not reflect general and administrative expenses, depreciation and amortization, interest expense, interest income, provision for income taxes and gain or loss on sale or disposition of assets, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties.

Below is the calculation of NOI and the reconciliation to net income, which we believe is the most comparable GAAP financial measure (in thousands):

	Year Ended December 31,		
PROPERTY NET OPERATING INCOME ("NOI")	2022	2021	2020
Net income attributable to Whitestone REIT	$ 35,270	$ 12,048	$ 6,034
General and administrative expenses	18,066	22,625	21,303
Depreciation and amortization	31,707	28,950	28,303
Equity in earnings of real estate partnership[1]	(239)	(609)	(921)
Interest expense	27,193	24,564	25,770
Interest, dividend and other investment income	(65)	(116)	(278)
Provision for income taxes	422	385	379
Gain on sale of property from continuing operations	(16,950)	(266)	(178)
Gain on sale of property from discontinued operations	—	(1,833)	—
Management fee, net of related expenses	112	331	334
Loss on disposal of assets, net	192	90	542
Gain on loan forgiveness	—	—	(1,734)
NOI of real estate partnership (pro rata)[1]	3,023	3,833	4,232
Net income attributable to noncontrolling interests	530	205	117
NOI	$ 99,261	$ 90,207	$ 83,903

[1] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated equity in earnings and pro rata share of NOI of real estate partnership based on the information available to us at the time of this report.

Taxes

We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 1999. As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. We believe that we are organized and operate in a manner to qualify and be taxed as a REIT, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

Off-Balance Sheet Arrangements

Guarantees We may guarantee the debt of a real estate partnership primarily because it allows the real estate partnership to obtain funding at a lower cost than could be obtained otherwise. This results in a higher return for the real estate partnership on its investment, and a higher return on our investment in the real estate partnership. We may receive a fee from the real estate partnership for providing the guarantee. Additionally, when we issue a guarantee, the terms of the real estate partnership's partnership agreement typically provide that we may receive indemnification from the real estate partnership or have the ability to increase our ownership interest. See Note 4 to the accompanying consolidated financial statements for information related to our guarantees of our real estate partnership's debt as of December 31, 2022 and 2021.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our future income, cash flows and fair value relevant to our financial instruments depend upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, we are not subject to foreign exchange rate or commodity price risk. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to interest rate risk. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable.

All of our financial instruments were entered into for other than trading purposes.

Fixed Interest Rate Debt

As of December 31, 2022, $522.5 million, or approximately 83%, of our outstanding debt was subject to fixed interest rates, which limit the risk of fluctuating interest rates. Though a change in the market interest rates affects the fair market value, it does not impact net income to shareholders or cash flows. Our total outstanding fixed interest rate debt has an average effective interest rate as of December 31, 2022 of approximately 5.12% per annum with expirations ranging from 2022 to 2029 (see Note 8 to our accompanying consolidated financial statements for further detail). Holding other variables constant, a 1% increase or decrease in interest rates would cause an $18.9 million decline or increase in the fair value for our fixed rate debt.

Variable Interest Rate Debt

As of December 31, 2022, $103.5 million, or approximately 17%, of our outstanding debt was subject to floating interest rates of SOFR plus 1.50% to 2.10% and not currently subject to a hedge. The impact of a 1% increase or decrease in interest rates on our floating rate debt would result in a decrease or increase, respectively, of annual net income of approximately $1.0 million.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is incorporated by reference to our accompanying consolidated financial statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2022, an evaluation was performed under the supervision and with the participation of the Company's management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, management reviewed the selection, application and monitoring of our historical accounting policies. Based on that evaluation, the CEO and CFO concluded that as of December 31, 2022, these disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported on a timely basis. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management is required to apply judgment in evaluating the cost-benefit relationship of possible controls and procedures. We maintain disclosure controls and procedures that are designed to provide a reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of its management, including its CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control - Integrated Framework (2013), the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2022.

The Company's independent registered public accounting firm has issued a report on the effectiveness of the Company's internal control over financial reporting, which appears on page F-4 of this Annual Report on Form 10-K.

The Company's system of internal control over financial reporting was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the Company's quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the remediation of material weakness discussed above.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Trustees, Executive Officers and Corporate Governance.

The information required by Item 10 of Form 10-K is incorporated herein by reference to such information as set forth in the definitive proxy statement for our 2023 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by Item 11 of Form 10-K is incorporated herein by reference to such information as set forth in the definitive proxy statement for our 2023 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The following table provides information regarding our equity compensation plans as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	— (1)	$ —	1,739,465 (2)
Equity compensation plans not approved by security holders	—	—	— (3)
Total	—	$ —	1,739,465

(1) Excludes 1,008,124 common shares subject to outstanding restricted common share units granted pursuant to our 2008 Long-Term Equity Incentive Ownership Plan, as amended (the "2008 Plan") and 3,043,676 common shares granted pursuant to our 2018 Long-Term Equity Incentive Ownership Plan (the "2018 Plan").

(2) At our annual meeting of shareholders on May 11, 2017, our shareholders voted to approve the 2018 Plan. The 2018 Plan provides for the issuance of up to 3,433,831 common shares and OP units pursuant to awards under the 2018 Plan. The 2018 Plan became effective on July 30, 2018, which is the day after the 2008 Plan expired.

(3) Excludes 8,333 restricted common shares issued to trustees outside the 2008 Plan.

The remaining information required by Item 12 of Form 10-K is incorporated by reference to such information as set forth in the definitive proxy statement for our 2023 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Form 10-K is incorporated herein by reference to such information as set forth in the definitive proxy statement for our 2023 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 of Form 10-K is incorporated herein by reference to such information as set forth in the definitive proxy statement for our 2023 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. **Financial Statements.** The list of our financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. **Financial Statement Schedules.**

    a. Schedule II - Valuation and Qualifying Accounts

    b. Schedule III - Real Estate and Accumulated Depreciation

All other financial statement schedules have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule or is included in the consolidated financial statements.

3. **Exhibits.** The list of exhibits filed as part of this Annual Report on Form 10-K in response to Item 601 of Regulation S-K is submitted on the Exhibit Index attached hereto and incorporated herein by reference.

Item 16. Form 10-K Summary.

None.

Exhibit No.	Description
1.1	Form of Distribution Agreement (previously filed as and incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, filed September 9, 2022)
3.1.1	Articles of Amendment and Restatement of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on July 31, 2008)
3.1.2	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to the Registrant's Current Report on Form 8-K, filed December 6, 2006)
3.1.3	Articles of Amendment (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on August 24, 2010)
3.1.4	Articles of Amendment (previously filed as and incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on August 24, 2010)
3.1.5	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3.3 to the Registrant's Current Report on Form 8-K, filed on August 24, 2010)
3.1.6	Articles of Amendment (previously filed as and incorporated by reference to Exhibit 3.1.1 to the Registrant's Current Report on Form 8-K, filed June 27, 2012)
3.1.7	Articles of Amendment (previously filed as and incorporated by reference to Exhibit 3.1.2 to the Registrant's Current Report on Form 8-K, filed June 27, 2012)
3.1.8	Articles of Amendment (previously filed as and incorporated by reference to Exhibit 3.1.8 to the Registrant's Annual Report on Form 10-K, filed on March 2, 2020)
3.1.9	Articles Supplementary for Series A Preferred Shares (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on May 15, 2020)
3.2.1	Amended and Restated Bylaws of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed March 24, 2020)
3.2.2	Amendment No. 1 to Amended and Restated Bylaws of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed January 19, 2022)
3.2.3	Amendment No. 2 to Amended and Restated Bylaws of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed March 30, 2022)
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended
4.2.1	Rights Agreement, dated May 14, 2020, between Whitestone REIT and American Stock Transfer Trust, LLC, as Rights Agent (previously filed as and incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on May 15, 2020)
4.2.2	First Amendment to Rights Agreement, dated April 21, 2021, between Whitestone REIT and American Stock Transfer Trust, LLC, as Rights Agent (previously filed as and incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on April 23, 2021)
4.2.3	Second Amendment to Rights Agreement, dated February 7, 2022, between Whitestone REIT and American Stock Transfer Trust, LLC, as Rights Agent (previously filed and incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on February 11, 2022)
10.1	Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's General Form for Registration of Securities on Form 10, filed on April 30, 2003)
10.2	Certificate of Formation of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.3 to the Registrant's General Form for Registration of Securities on Form 10, filed on April 30, 2003)
10.3	Limited Liability Company Agreement of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.4 to the Registrant's General Form for Registration of Securities on Form 10, filed on April 30, 2003)
10.4	Agreement of Limited Partnership of Whitestone REIT Operating Partnership II, L.P. (previously filed as and incorporated by reference to Exhibit 10.6 to the Registrant's General Form for Registration of Securities on Form 10, filed on April 30, 2003)
10.5	Amendment to the Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed in and incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)
10.6	OP Unit Purchase Agreement, dated December 8, 2016, among Whitestone REIT Operating Partnership, L.P., Pillarstone Capital REIT and Pillarstone Capital REIT Operating Partnership LP (previously filed as and incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed December 9, 2016)
10.7	Amended and Restated Limited Partnership Agreement of Pillarstone Capital REIT Operating Partnership LP, dated December 8, 2016 (previously filed as and incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed December 9, 2016)

10.8+	2018 Long-Term Equity Incentive Ownership Plan (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 12, 2017)
10.9	Second Amendment and Restated Credit Agreement, dated as of January 31, 2019, among Whitestone REIT Operating Partnership, L.P., Whitestone REIT, et all., as guarantors, the lenders party thereto, and Bank of Montreal, as Administrative Agent (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on February 6, 2019)
10.10	Third Amended and Restated Credit Agreement, dated as of September 16, 2022, among Whitestone REIT Operating Partnership, L.P., Whitestone REIT, et al., as guarantors, the lenders party thereto, and Bank of Montreal, as Administrative Agent (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on September 19, 2022).
10.11	Note and Guarantee Agreement, dated March 22, 2019, among Whitestone REIT Operating Partnership, L.P. and Whitestone REIT, the Initial Subsidiary Guarantors named therein, and the Purchasers named therein (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on March 28, 2019).
10.12	First Amendment to Note Purchase and Guaranty Agreement, dated December 16, 2022, by and among Whitestone REIT Operating Partnership, L.P. and Whitestone REIT, the Initial Subsidiary Guarantors named therein, and the Purchasers named therein (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on December 22, 2022).
10.13+	Form of Restricted Common Share Unit Award Agreement (Time-Vested) (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on October 30, 2020).
10.14+	Form of Restricted Common Share Unit Award Agreement (Performance-Vested) (previously filed as and incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on October 30, 2020).
10.15	Severance and Change in Control Agreement dated as of May 23, 2022 among Whitestone REIT and David K. Holeman (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 27, 2022).
10.16	Severance and Change in Control Agreement dated as of May 23, 2022 among Whitestone REIT and Christine Mastandrea (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 27, 2022)
10.17	Severance and Change in Control Agreement dated as of May 23, 2022 among Whitestone REIT and J. Scott Hogan (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 27, 2022).
10.18	Severance and Change in Control Agreement dated as of May 23, 2022 among Whitestone REIT and Peter A Tropoli (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 27, 2022).
10.19	Severance and Change in Control Agreement dated as of May 23, 2022 among Whitestone REIT and Soklin "Michelle" Siv (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 27, 2022).
10.20+	Form of Restricted Common Share Unit Award Agreement (time-based) (previously filed as and incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 6, 2021).
10.21+	Form of Restricted Common Share Unit Award Agreement (performance-based) (previously filed as and incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on August 6, 2021).

Exhibit No.	Description
21.1*	List of subsidiaries of Whitestone REIT
23.1*	Consent of Pannell Kerr Forster of Texas, P.C.
24.1	Power of Attorney (included on the signature page hereto)
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial information of the Registrant for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2022 (unaudited) and December 31, 2021, (ii) the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020 (unaudited), (iii) the Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020 (unaudited), (iv) the Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020 (unaudited) and (v) the Notes to the Consolidated Financial Statements (unaudited).
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document and in Exhibit 101.

_____

*   Filed herewith.
**   Furnished herewith.

+   Denotes management contract or compensatory plan or arrangement.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**WHITESTONE REIT**

Date: March 8, 2023   By: /s/ David K. Holeman
                              David K. Holeman, CEO

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints David K. Holeman and John S. Hogan, and each of them, acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

March 8, 2023   /s/ David K. Holeman
                                       David K. Holeman, CEO
                                       (Principal Executive Officer)

March 8, 2023   /s/ John S. Hogan
                                         John S. Hogan, Chief Financial Officer
                                       (Principal Financial and Principal Accounting Officer)

March 8, 2023   /s/ David F. Taylor
                                       David F. Taylor, Chairman

March 8, 2023   /s/ Nandita Berry
                                       Nandita Berry, Trustee

March 8, 2023   /s/ Jeffrey A. Jones
                                       Jeffrey A. Jones, Trustee

March 8, 2023   /s/ Paul T. Lambert
                                       Paul T. Lambert, Trustee

March 8, 2023   /s/ Amy S. Feng
                                       Amy S. Feng, Trustee

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Whitestone REIT:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Whitestone REIT and subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index to Consolidated Financial Statements at Item 15 (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 8, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Real Estate Assets and Investment in Real Estate Partnership

As described in Note 2 to the Consolidated Financial Statements, management reviews properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. The first step of the impairment test is to determine whether an indicator of impairment is present. If an indicator of impairment is present, management determines if an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. Actual results could differ from estimates supporting the Company's impairment analysis. If management's analysis indicates an impairment, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. As of December 31, 2022, the Company had $1 billion in real estate assets, net of accumulated depreciation, and $35 million of investment in real estate partnership, with no impairment recognized for the year ended December 31, 2022.

We identified management's impairment assessment as a critical audit matter primarily because of the significant estimates involved in management's impairment analysis, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

Our testing procedures to address this critical audit matter included the following:

- testing the design and operating effectiveness of the Company's internal control over financial reporting applicable to management's impairment assessment, including controls pertaining to management's estimates supporting the impairment analysis;

- evaluating the methodology used by management in its impairment analysis;

- evaluating the accuracy of occupancy rates used by management in its impairment analysis;

- recalculating individual property net operating income using audited account balances;

- evaluating inputs used for undiscounted cash flow assessment, including consideration of occupancy rates and individual property net operating income, as discussed above;

- evaluating management's analysis of market trends and identification of properties requiring further assessment;

- evaluating the use of a specialist for property valuation in accordance with Auditing Standard ("AS") 1105;

- evaluating market and fair value data used by management; and

- evaluating the Company's assessment of the potential impact of the Pillarstone REIT rights agreement on the value of the Company's investment in real estate partnership.

Acquisitions of Real Estate Assets

As described in Note 2 to the Consolidated Financial Statements, management allocates the purchase price of acquired properties to land, buildings and improvements, identifiable intangible assets, and to be acquired liabilities based on respective fair values at the time of purchase. Management determines fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and specific market and economic conditions that may affect the property. During the year ended December 31, 2022, the Company acquired Dana Park Pad and Lake Woodlands Crossing for $4.9 million and $22.5 million, respectively, in cash and net prorations.

We identified acquisitions of real estate as a critical audit matter primarily because of the significant estimates involved in management's purchase price allocation, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

Our testing procedures to address this critical audit matter included the following:

- testing the design and operating effectiveness of the Company's internal control over financial reporting applicable to management's purchase price allocation, including controls pertaining to management's estimates supporting the purchase price allocation;

- evaluating the methodology used by management in its purchase price allocation;

- evaluating the consistency of the purchase price allocation with acquisition documents, payment transactions, and other supporting information; and

- evaluating the use of a specialist for property valuation and purchase price allocation in accordance with AS 1105.

/s/ Pannell Kerr Forster of Texas, P.C.

We have served as the Company's auditors since 2002.
Houston, Texas
March 8, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of
Whitestone REIT:

Opinion on Internal Control over Financial Reporting

We have audited Whitestone REIT and subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows of the Company, and our report dated March 8, 2023, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
March 8, 2023

Whitestone REIT and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

		December 31,		
		2022		**2021**
ASSETS				
Real estate assets, at cost				
Property	$	1,199,041	$	1,196,919
Accumulated depreciation		(208,286)		(190,333)
Total real estate assets		990,755		1,006,586
Investment in real estate partnership		34,826		34,588
Cash and cash equivalents		6,166		15,721
Restricted cash		189		193
Escrows and acquisition deposits		12,827		11,323
Accrued rents and accounts receivable, net of allowance for doubtful accounts		25,570		22,395
Receivable due from related party		1,377		847
Unamortized lease commissions, legal fees and loan costs		12,697		8,442
Prepaid expenses and other assets(1)		7,838		1,995
Finance lease right-of-use assets		10,522		—
Total assets	$	1,102,767	$	1,102,090
LIABILITIES AND EQUITY				
Liabilities:				
Notes payable	$	625,427	$	642,842
Accounts payable and accrued expenses(2)		36,154		45,777
Payable due to related party		1,561		997
Tenants' security deposits		8,428		8,070
Dividends and distributions payable		6,008		5,366
Finance lease liabilities		735		—
Total liabilities		678,313		703,052
Commitments and contingencies:		—		—
Equity:				
Preferred shares, $0.001 par value per share; 50,000,000 shares authorized; none issued and outstanding as of December 31, 2022 and December 31, 2021		—		—
Common shares, $0.001 par value per share; 400,000,000 shares authorized; 49,422,716 and 49,144,153 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		49		48
Additional paid-in capital		624,785		623,462
Accumulated deficit		(212,366)		(223,973)
Accumulated other comprehensive income (loss)		5,980		(6,754)
Total Whitestone REIT shareholders' equity		418,448		392,783
Noncontrolling interest in subsidiary		6,006		6,255
Total equity		424,454		399,038
Total liabilities and equity	$	1,102,767	$	1,102,090

See the accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,			
	2022		**2021**	
[1] Operating lease right of use assets (net)	$	124	$	222
[2] Operating lease liabilities	$	129	$	231

See accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Revenues			
Rental(1)	$ 138,200	$ 123,877	$ 115,084
Management, transaction, and other fees	1,221	1,488	2,831
Total revenues	139,421	125,365	117,915
Operating expenses			
Depreciation and amortization	31,707	28,950	28,303
Operating and maintenance	25,688	22,560	20,563
Real estate taxes	17,607	16,762	18,015
General and administrative	18,066	22,625	21,303
Total operating expenses	93,068	90,897	88,184
Other expenses (income)			
Interest expense	27,193	24,564	25,770
Gain on sale of properties, net	(16,950)	(266)	(178)
Loss on disposal of assets, net	192	90	542
Gain on loan forgiveness	—	—	(1,734)
Interest, dividend and other investment income	(65)	(116)	(278)
Total other expenses	10,370	24,272	24,122
Income before equity investment in real estate partnership and income tax	35,983	10,196	5,609
Equity in earnings of real estate partnership	239	609	921
Provision for income tax	(422)	(385)	(379)
Income from continuing operations	35,800	10,420	6,151
Gain on sale of property from discontinued operations	—	1,833	—
Income from discontinued operations	—	1,833	—
Net income	35,800	12,253	6,151
Less: Net income attributable to noncontrolling interests	530	205	117
Net income attributable to Whitestone REIT	$ 35,270	$ 12,048	$ 6,034

See the accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Basic Earnings Per Share:			
Income from continuing operations attributable to Whitestone REIT, excluding amounts attributable to unvested restricted shares	$ 0.72	$ 0.23	$ 0.14
Income from discontinued operations attributable to Whitestone REIT	—	0.03	—
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares	$ 0.72	$ 0.26	$ 0.14
Diluted Earnings Per Share:			
Income from continuing operations attributable to Whitestone REIT, excluding amounts attributable to unvested restricted shares	$ 0.71	0.22	$ 0.14
Income from discontinued operations attributable to Whitestone REIT	—	0.04	—
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares	$ 0.71	$ 0.26	$ 0.14
Weighted average number of common shares outstanding:			
Basic	49,256	45,486	42,244
Diluted	49,950	46,336	42,990
Consolidated Statements of Comprehensive Income (Loss)			
Net income	$ 35,800	$ 12,253	$ 6,151
Other comprehensive income (loss)			
Unrealized gain (loss) on cash flow hedging activities	12,925	7,803	(9,062)
Comprehensive income (loss)	48,725	20,056	(2,911)
Less: Net income attributable to noncontrolling interests	530	205	117
Less: Comprehensive income (loss) attributable to noncontrolling interests	191	130	(173)
Comprehensive income (loss) attributable to Whitestone REIT	$ 48,004	$ 19,721	$ (2,855)

See the accompanying notes to consolidated financial statements.

F-8

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
(1) Rental			
Rental revenues	$ 101,113	$ 90,859	$ 87,291
Recoveries	38,243	32,928	33,442
Bad debt	(1,156)	90	(5,649)
Total rental	$ 138,200	$ 123,877	$ 115,084

See accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except per share and unit data)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Shareholders' Equity	Noncontrolling Interests		Total Equity
	Shares	Amount					Units	Dollars	
Balance, December 31, 2019	41,492	$ 41	$ 554,816	$ (204,049)	$ (5,491)	$ 345,317	909	$ 7,781	$ 353,098
Exchange of noncontrolling interest OP units for common shares	136	1	1,161	—	—	1,162	(136)	(1,162)	—
Issuance of common shares under dividend reinvestment plan	11	—	89	—	—	89	—	—	89
Issuance of common shares - ATM Program, net of offering costs	171	—	2,241	—	—	2,241	—	—	2,241
Exchange offer costs	—	—	(43)	—	—	(43)	—	—	(43)
Repurchase of common shares [1]	(178)	—	(2,077)	—	—	(2,077)	—	—	(2,077)
Share-based compensation	759	—	6,063	—	—	6,063	—	—	6,063
Distributions	—	—	—	(17,794)	—	(17,794)	—	(340)	(18,134)
Unrealized loss on change in fair value of cash flow hedge	—	—	—	—	(8,889)	(8,889)	—	(173)	(9,062)
Reallocation of ownership percentage between parent and subsidiary	—	—	—	—	(20)	(20)	—	20	—
Net income	—	—	—	6,034	—	6,034	—	117	6,151
Balance, December 31, 2020	42,391	$ 42	$ 562,250	$ (215,809)	$ (14,400)	$ 332,083	773	$ 6,243	$ 338,326
Exchange of noncontrolling interest OP units for common shares	2	—	18	—	—	18	(2)	(18)	—
Issuance of common shares under dividend reinvestment plan	7	—	60	—	—	60	—	—	60
Issuance of common shares - ATM Program, net of offering costs	6,287	6	55,975	—	—	55,981	—	—	55,981
Exchange offer costs	—	—	(63)	—	—	(63)	—	—	(63)
Repurchase of common shares [1]	(78)	—	(691)	—	—	(691)	—	—	(691)
Share-based compensation	535	—	5,913	—	—	5,913	—	—	5,913
Distributions	—	—	—	(20,212)	—	(20,212)	—	(332)	(20,544)
Unrealized gain on change in fair value of cash flow hedge	—	—	—	—	7,673	7,673	—	130	7,803
Reallocation of ownership percentage between parent and subsidiary	—	—	—	—	(27)	(27)	—	27	—
Net income	—	—	—	12,048	—	12,048	—	205	12,253
Balance, December 31, 2021	49,144	$ 48	$ 623,462	$ (223,973)	$ (6,754)	$ 392,783	771	$ 6,255	$ 399,038

See the accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except per share and unit data)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Shareholders' Equity	Noncontrolling Interests		Total Equity
	Shares	Amount					Units	Dollars	
Balance, December 31, 2021	49,144	$ 48	$ 623,462	$ (223,973)	$ (6,754)	$ 392,783	771	$ 6,255	$ 399,038
Exchange of noncontrolling interest OP units for common shares	76	1	617	—	—	618	(76)	(618)	—
Issuance of common shares under dividend reinvestment plan	6	—	67	—	—	67	—	—	67
Exchange offer costs	—	—	(335)	—	—	(335)	—	—	(335)
Repurchase of common shares [1]	(48)	—	(537)	—	—	(537)	—	—	(537)
Share-based compensation	245	—	1,511	—	—	1,511	—	—	1,511
Distributions	—	—	—	(23,663)	—	(23,663)	—	(352)	(24,015)
Unrealized gain on change in fair value of cash flow hedge	—	—	—	—	12,734	12,734	—	191	12,925
Net income	—	—	—	35,270	—	35,270	—	530	35,800
Balance, December 31, 2022	49,423	$ 49	$ 624,785	$ (212,366)	$ 5,980	$ 418,448	695	$ 6,006	$ 424,454

[1] During the years ended December 31, 2022, 2021 and 2020, the Company acquired common shares held by employees who tendered owned common shares to satisfy the tax withholding on the lapse of certain restrictions on restricted shares.

See the accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income from continuing operations	$ 35,800	$ 10,420	$ 6,151
Net income from discontinued operations	—	1,833	—
Net income	35,800	12,253	6,151
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,707	28,950	28,303
Amortization of deferred loan costs	1,100	1,096	1,113
Gain on sale of properties	(16,950)	(266)	(178)
Loss on disposal of assets	192	90	542
Gain on loan forgiveness	—	—	(1,734)
Bad debt	1,156	(90)	5,649
Share-based compensation	1,511	5,913	6,063
Equity in earnings of real estate partnership	(239)	(609)	(921)
Changes in operating assets and liabilities:			
Escrows and acquisition deposits	(1,504)	(2,049)	(885)
Accrued rents and accounts receivable	(4,331)	704	(6,055)
Receivable due from related party	(530)	(512)	142
Distributions from real estate partnership	—	—	1,039
Unamortized lease commissions, legal fees and loan costs	(3,386)	(3,259)	(1,343)
Prepaid expenses and other assets	1,749	1,963	2,255
Accounts payable and accrued expenses	(2,766)	2,663	2,518
Payable due to related party	564	872	(182)
Tenants' security deposits	358	1,154	299
Net cash provided by operating activities	44,431	47,040	42,776
Cash flows from investing activities:			
Acquisitions of real estate	(16,992)	(81,588)	—
Acquisition of ground lease	(9,786)	—	—
Additions to real estate	(13,659)	(9,642)	(7,362)
Proceeds from sales of properties	33,723	—	—
Proceeds from note receivable	—	—	922
Net cash used in investing activities	(6,714)	(91,230)	(6,440)
Net cash provided by investing activities of discontinued operations	—	1,833	—
Cash flows from financing activities:			
Distributions paid to common shareholders	(22,958)	(19,320)	(25,203)
Distributions paid to OP unit holders	(346)	(331)	(511)
Proceeds from issuance of common shares, net of offering costs	—	55,981	2,241
Payments of exchange offer costs	(335)	(63)	(43)
Proceeds from bonds and notes payable	—	—	1,734
Net proceeds from (payments of) credit facility	(16,000)	—	10,000
Repayments of notes payable	(3,468)	(3,261)	(12,164)
Payments of loan origination costs	(3,632)	—	—
Repurchase of common shares	(537)	(691)	(2,077)
Net cash provided by (used in) financing activities	(47,276)	32,315	(26,023)
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,559)	(10,042)	10,313
Cash, cash equivalents and restricted cash at beginning of period	15,914	25,956	15,643
Cash, cash equivalents and restricted cash at end of period (1)	$ 6,355	$ 15,914	$ 25,956

(1) For a reconciliation of cash, cash equivalents and restricted cash, see supplemental disclosures below.

See the accompanying notes to consolidated financial statements.

Whitestone REIT and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Supplemental Disclosures
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 26,493	$ 23,685	$ 27,741
Cash paid for taxes	$ 366	$ 364	$ 353
Non cash investing and financing activities:			
Disposal of fully depreciated real estate	$ 454	$ 297	$ 88
Financed insurance premiums	$ 1,846	$ 1,712	$ 1,431
Value of shares issued under dividend reinvestment plan	$ 67	$ 60	$ 89
Value of common shares exchanged for OP units	$ 618	$ 18	$ 1,162
Change in fair value of cash flow hedge	$ 12,925	$ 7,803	$ (9,062)
Reallocation of ownership percentage between parent and subsidiary	$ —	$ (27)	$ (20)
Property received as termination fee	$ —	$ —	$ 251
Recognition of finance lease liabilities	$ 735	$ —	$ —

	December 31,		
	2022	2021	2020
Cash, cash equivalents and restricted cash			
Cash and cash equivalents	$ 6,166	$ 15,721	$ 25,777
Restricted cash	189	193	179
Total cash, cash equivalents and restricted cash	$ 6,355	$ 15,914	$ 25,956

See the accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Whitestone REIT ("Whitestone") was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act on August 20, 1998. In July 2004, we changed our state of organization from Texas to Maryland pursuant to a merger where we merged directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each of our outstanding common shares of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity. We serve as the general partner of Whitestone REIT Operating Partnership, L.P. (the "Operating Partnership" or "WROP" or "OP"), which was formed on December 31, 1998 as a Delaware limited partnership. We currently conduct substantially all of our operations and activities through the Operating Partnership. As the general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain customary exceptions. As of December 31, 2022, 2021 and 2020, we owned 57, 60, and 58 commercial properties, respectively, in and around Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio.

As of December 31, 2022, these properties consist of:

Consolidated Operating Portfolio

• 51 wholly-owned properties that meet our Community Centered Properties® strategy; and

Redevelopment, New Acquisitions Portfolio

• one wholly owned property, Lake Woodlands Crossing, that meets our Community Centered Properties® containing approximately 0.1 million square feet of GLA and having total carrying amounts (net of accumulated depreciation) of $11.7 million.

• five parcels of land held for future development.

As of December 31, 2022, we, through our equity-method investment in Pillarstone Capital REIT Operating Partnership LP ("Pillarstone" or "Pillarstone OP"), owned a majority interest in eight properties that do not meet our Community Centered Property® strategy containing approximately 0.9 million square feet of GLA (the "Pillarstone Properties"). We own 81.4% of the total outstanding units of Pillarstone OP, which we account for using the equity method. We also managed the day-to-day operations of Pillarstone OP pursuant to a management agreement, which was terminated on August 18, 2022.

The global health crisis caused by COVID-19 and the related responses intended to control its spread may continue to adversely affect business activity, particularly relating to our retail tenants, across the markets in which we operate. In light of the changing nature of the COVID-19 pandemic, we are unable to predict the extent that its impact will have on our financial condition, results of operations and cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. We are the sole general partner of the Operating Partnership and possess full legal control and authority over the operations of the Operating Partnership. As of December 31, 2022, 2021 and 2020, we owned a majority of the partnership interests in the Operating Partnership. Consequently, the accompanying consolidated financial statements include the accounts of the Operating Partnership.

Noncontrolling interest in the accompanying consolidated financial statements represents the share of equity and earnings of the Operating Partnership allocable to holders of operating partnership interests other than us. Net income or loss is allocated to noncontrolling interests based on the weighted-average percentage ownership of the Operating Partnership during the year. Issuance of additional common shares of beneficial interest in Whitestone (the "common shares") and units of limited partnership interest in the Operating Partnership that are convertible into cash or, at our option, common shares on a one-for-one basis (the "OP units") changes the percentage of ownership interests of both the noncontrolling interests and Whitestone.

Equity Method. In accordance with Accounting Standards Update ("ASU") 2014-09 ("Topic 606") and ASC 610, "*Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets*," the Company recognizes its investment in Pillarstone OP under the equity method.

As of December 31, 2022, we, through our investment in Pillarstone OP, owned a majority interest in eight properties that do not meet our Community Centered Property® strategy containing approximately 0.9 million square feet of GLA. We own 81.4% of the total outstanding units of Pillarstone OP. We also managed the day-to-day operations of Pillarstone OP pursuant to a management agreement, which was terminated on August 18, 2022. In this Annual Report on Form 10-K, unless otherwise indicated, we do not include the Pillarstone Properties when we refer to our properties.

Basis of Accounting. Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates that we use include the estimated fair values of properties acquired, the estimated useful lives for depreciable and amortizable assets and costs, the grant date fair value of common share units included in share-based compensation expense, the estimated allowance for doubtful accounts, the estimated fair value of interest rate swaps and the estimates supporting our impairment analysis for the carrying values of our real estate assets. Actual results could differ from those estimates. In particular, the COVID-19 pandemic has adversely impacted and is likely to further adversely impact the Company's business and markets, including the Company's operations and the operations of its tenants. The full extent to which the pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including revenues, expenses, reserves and allowances, fair value measurements, and asset impairment charges, will depend on future developments that are highly uncertain and difficult to predict. These developments include, but are not limited to, the duration and spread of the pandemic, its severity in our markets and elsewhere, the impact on our tenants' businesses and financial condition, governmental actions to contain the spread of the pandemic and respond to the reduction in global economic activity, and how quickly and to what extent normal economic and operating conditions can resume.

Reclassifications. We have reclassified certain prior year amounts in the accompanying consolidated financial statements in order to be consistent with the current fiscal year presentation. These reclassifications had no effect on net income, total assets, total liabilities or equity.

Restricted Cash. We classify all cash pledged as collateral to secure certain obligations and all cash whose use is limited as restricted cash. During 2015, pursuant to the terms of our $15.1 million 4.99% Note, due January 6, 2024, which is collateralized by our Anthem Marketplace property, we were required by the lenders thereunder to establish a cash management account controlled by the lenders to collect all amounts generated by our Anthem Marketplace property in order to collateralize such promissory note.

Share-Based Compensation.   From time to time, we award nonvested restricted common share awards or restricted common share unit awards, which may be converted into common shares, to executive officers and employees under our 2018 Long-Term Equity Incentive Ownership Plan (the "2018 Plan"). Awarded shares and units vest when certain performance conditions are met. We recognize compensation expense when achievement of the performance conditions is probable based on management's most recent estimates using the fair value of the shares as of the grant date. We recognized $1.5 million, $5.9 million and $6.1 million in share-based compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively.

At our annual meeting of shareholders on May 11, 2017, our shareholders voted to approve the 2018 Plan. The 2018 Plan provides for the issuance of up to 3,433,831 common shares and OP units pursuant to awards under the 2018 Plan. The 2018 Plan became effective on July 30, 2018, which was the day after the 2008 Plan expired.

Noncontrolling Interests. Noncontrolling interests are the portion of equity in a subsidiary not attributable to a parent. The ownership interests not held by the parent are considered noncontrolling interests. Accordingly, we have reported noncontrolling interests in equity on the consolidated balance sheets but separate from Whitestone's equity. On the consolidated statements of operations and comprehensive income (loss), subsidiaries are reported at the consolidated amount, including both the amount attributable to Whitestone and noncontrolling interests. Consolidated statements of changes in equity are included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

Revenue Recognition. All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable. Percentage rents are recognized as rental income when the thresholds upon which they are based have been met. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. We combine lease and nonlease components in lease contracts, which includes combining base rent, recoveries, and percentage rents into a single line item, *Rental*, within the consolidated statements of operations and comprehensive income (loss). Additionally, we have tenants who pay real estate taxes directly to the taxing authority. We exclude these costs paid directly by the tenant to third parties on our behalf from revenue recognized and the associated property operating expense.

Other property income primarily includes amounts recorded in connection with management fees and lease termination fees. Pillarstone OP paid us management fees for property management, leasing and day-to-day advisory and administrative services. The management agreement with Pillarstone OP was terminated on August 18, 2022. Additionally, we recognize lease termination fees in the year that the lease is terminated and collection of the fee is probable. Amounts recorded within other property income are accounted for at the point in time when control of the goods or services transfers to the customer and our performance obligation is satisfied.

Cash and Cash Equivalents. We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents as of December 31, 2022 and 2021 consisted of demand deposits at commercial banks and brokerage accounts. We may have net book credit balances in our primary disbursement accounts at the end of a reporting period. We classify such credit balances as accounts payable in our consolidated balance sheets as checks presented for payment to these accounts are not payable by our banks under overdraft arrangements, and, therefore, do not represent short-term borrowings.

Real Estate

Development Properties. Land, buildings and improvements are recorded at cost. Expenditures related to the development of real estate are carried at cost which includes capitalized carrying charges and development costs. Carrying charges (interest, real estate taxes, loan fees, and direct and indirect development costs related to buildings under construction) are capitalized as part of construction in progress. The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy. For the year ended December 31, 2022, approximately $ 455,000 and $ 281,000 in interest expense and real estate taxes, respectively, were capitalized. For the year ended December 31, 2021, approximately $ 414,000 and $ 291,000 in interest expense and real estate taxes, respectively, were capitalized. For the year ended December 31, 2020, approximately $481,000 and $306,000 in interest expense and real estate taxes, respectively, were capitalized.

Acquired Properties and Acquired Lease Intangibles. We allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values at the time of purchase. Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases, the value of the ground lease and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt. The Company also utilizes valuations from independent real estate appraisal firms.

Depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 43 years for improvements and buildings. Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

Impairment. We review our properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. The first step of the impairment test is to determine whether an indicator of impairment is present. If an indicator of impairment is present, we determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. Management has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2022.

Accrued Rents and Accounts Receivable. Included in accrued rents and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. We review the collectability of charges under our tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located including the impact of the COVID-19 pandemic on tenants' businesses and financial condition. We recognize an adjustment to rental revenue if we deem it probable that the receivable will not be collected. Our review of collectability under our operating leases includes any accrued rental revenues related to the straight-line method of reporting rental revenue. As of December 31, 2022 and 2021, we had an allowance for uncollectible accounts of $13.8 million and $14.9 million, respectively. For the years ending December 31, 2022, 2021 and 2020, we recorded an adjustment to rental revenue in the amount of $1.2 million, $(0.1) million and $5.6 million, respectively. Included in the adjustment to rental revenue for the years ending December 31, 2022 and 2021, was a bad debt adjustment of $0.6 million and $0.1 million, respectively, and a straight-line rent reserve adjustment of $0.3 million and $0.9 million, respectively, related to credit loss for the conversion of 80 and 59 tenants, respectively, to cash basis revenue as a result of COVID-19 collectability analysis.

Unamortized Lease Commissions and Loan Costs. Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements. Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method. Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Prepaids and Other Assets. Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance and acquisition deposits which include earnest money deposits on future acquisitions.

Federal Income Taxes. We elected to be taxed as a REIT under the Code beginning with our taxable year ended December 31, 1999. As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates. We believe that we are organized and operate in such a manner as to qualify to be taxed as a REIT, and we intend to operate so as to remain qualified as a REIT for federal income tax purposes.

State Taxes. We are subject to the Texas Margin Tax, which is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction. Although the Texas Margin Tax is not considered an income tax, Financial Accounting Standards Board ("FASB") ASC 740, "*Income Taxes*" ("ASC 740") applies to the Texas Margin Tax. As of December 31, 2022, 2021 and 2020, we recorded a margin tax provision of $0.4 million, $0.4 million and $0.4 million, respectively.

Fair Value of Financial Instruments. Our financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable. The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to their short-term nature. The fair value of our long-term debt, consisting of fixed rate secured notes, variable rate secured notes and an unsecured revolving credit facility aggregate to approximately $579.7 million and $643.6 million as compared to the book value of approximately $626.0 million and $643.6 million as of December 31, 2022 and 2021, respectively. The fair value of our long-term debt is estimated on a Level 2 basis (as provided by ASC 820, "*Fair Value Measurements and Disclosures*" ("ASC 820")), using a discounted cash flow analysis based on the borrowing rates currently available to us for loans with similar terms and maturities, discounting the future contractual interest and principal payments.

The fair value of our loan guarantee to Pillarstone OP is estimated on a Level 3 basis (as provided by ASC 820), using a probability-weighted discounted cash flow analysis based on a discount rate, discounting the loan balance. The fair value of the loan guarantee is $0.1 million and $0.1 million as compared to the book value of approximately $0.1 million and $0.1 million as of December 31, 2022 and 2021, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2022 and 2021. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2022, and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Instruments and Hedging Activities. We utilize derivative financial instruments, principally interest rate swaps, to manage our exposure to fluctuations in interest rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instruments. We recognize our interest rate swaps as cash flow hedges with the effective portion of the changes in fair value recorded in comprehensive income (loss) and subsequently reclassified into earnings in the period that the hedged transaction affects earnings. Any ineffective portion of a cash flow hedge's change in fair value is recorded immediately into earnings. Our cash flow hedges are determined using Level 2 inputs under ASC 820. Level 2 inputs represent quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable. As of December 31, 2022, we consider our cash flow hedges to be highly effective.

Concentration of Risk. Substantially all of our revenues are obtained from office and retail locations in the Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio metropolitan areas. We maintain cash accounts in major U.S. financial institutions. The terms of these deposits are on demand to minimize risk. The balances of these accounts sometimes exceed the federally insured limits, although no losses have been incurred in connection with these deposits.

Recent Accounting Pronouncements. In April 2020, the FASB issued guidance on the application of Topic 842, relating to concessions being made by lessors in response to the COVID-19 pandemic. The guidance notes that it would be acceptable for entities to make an election to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed, even if such enforceable rights and obligations are not explicitly contained in the lease contract. Thus, for concessions relating to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract, and would have the option to apply, or not to apply, the general lease modification guidance in Topic 842 as it stands. We have elected this option to account for lease concessions relating to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842 as though enforceable rights and obligations for those concessions existed. Therefore, such concessions are not accounted for as a lease modification under Topic 842.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued Accounting Standards Update No. 2021-01, "Reference Rate Reform (Topic 848): Scope" ("ASU 2021-01"), which clarified the scope and application of the original guidance. We have elected this option and adopted ASU 2020-04 and ASU 2021-01 effective September 2022. There was no material impact on the Company's consolidated financial statement as a result of adopting this guidance.

3. REAL ESTATE

As of December 31, 2022, we owned 57 commercial properties in the Austin, Chicago, Dallas-Fort Worth, Houston, Phoenix and San Antonio areas comprised of approximately 5.1 million square feet of gross leasable area ("GLA"). Five of the 57 commercial properties are land parcels held for future development.

Property Acquisitions.

On December 21, 2022, we acquired Lake Woodlands Crossing, a property that meets our Community Centered Property® strategy, for $22.5 million in cash and net prorations. Lake Woodlands Crossing, a 60,246 square foot property, was 89.3% leased at the time of purchase and is located in The Woodlands, Texas.

On December 2, 2022 we acquired Dana Park Pad, a property that meets our Community Centered Property® strategy, for $4.9 million in cash and net prorations. Dana Park Pad, a 12,000 square foot property, was 100% leased at the time of purchase and is located in the Mesa submarket of Phoenix, Arizona.

On December 1, 2021 we acquired Anderson Arbor, a property that meets our Community Centered Property® strategy, for $28.1 million in cash and net prorations. Anderson Arbor, a 89,746 square foot property, was 89% leased at the time of purchase and is located in Austin, Texas.

On July 8, 2021, we acquired Lakeside Market, a property that meets our Community Centered Property® strategy, for $53.2 million in cash and net prorations. Lakeside Market, a 162,649 square foot property, was 80.5% leased at the time of purchase and is located in Plano, Texas.

Unaudited pro forma results of operations. The following unaudited pro forma results summarized below reflect our consolidated results of operations as if our acquisitions for the years ended December 31, 2022, 2021 and 2020 were acquired on January 1, 2020. The unaudited consolidated pro forma results of operations is not necessarily indicative of what the actual results of operations would have been, assuming the transactions had been completed as set forth above, nor do they purport to represent our results of operations for future periods.

		Year Ended December 31,				
(in thousands, except per share data)		**2022**		**2021**		**2020**
Total revenues	$	142,047	$	133,175	$	128,091
Net income	$	36,512	$	13,205	$	6,981
Net income attributable to Whitestone REIT [1]	$	35,982	$	13,000	$	6,864
Basic Earnings Per Share:	$	0.73	$	0.29	$	0.16
Diluted Earnings Per Share:	$	0.72	$	0.28	$	0.16
Weighted-average common shares outstanding:						
Basic		49,256		45,486		42,244
Diluted		49,950		46,336		42,990

(1) Net income attributable to Whitestone REIT reflects historical ownership percentages.

Acquisition costs. Acquisition-related costs of $0.1 million and $0.3 million are capitalized in real estate assets in our balance sheets for the years ended December 31, 2022 and 2021, respectively. No acquisition-related costs are included in general and administrative expenses in our statements of operations and comprehensive income (loss) for the year ended 2020.

Property dispositions.

On November 30, 2022, we completed the sale of Pima Norte, located in Carefree, Arizona, for $3.3 million. We recorded a loss on sale of $4.0 million.

On November 21, 2022, we completed the sale of Spoerlein Commons Pad, located in Buffalo Grove, Illinois, for $2.2 million. We recorded a gain on sale of $0.7 million.

On November 16, 2022, we completed the sale of Desert Canyon, located in Scottsdale, Arizona, for $9.3 million. We recorded a gain on sale of $5.1 million.

On November 14, 2022, we completed the sale of Gilbert Tuscany Village Hard Corner, located in Scottsdale, Arizona, for $2.5 million. We recorded a gain on sale of $0.8 million.

On November 10, 2022, we completed the sale of South Richey, located in Houston, Texas, for $13.1 million. We recorded a gain on sale of $9.9 million.

On October 31, 2022, we completed the sale of Bissonnet Beltway Plaza, located in Houston, Texas, for $5.4 million. We recorded a gain on sale of $4.4 million.

We have not included 2022 sold properties in discontinued operations as they did not meet the definition of discontinued operations.

During 2021, we received $1.8 million in principal payments in connection with the sale of three office buildings we completed on December 31, 2014. We recorded a gain on sale of $1.8 million during the year ended December 31, 2021. Previously, on April 24, 2019, we received a $0.7 million principal payment in connection with this sale, and recorded a gain on sale of $0.7 million during the year ended December 31, 2019. In 2014, we provided seller-financing for the office buildings, Zeta, Royal Crest and Featherwood, and deferred a $2.5 million gain until principal payments on the seller-financed loan were received. We have included these gains in discontinued operations in the respective years of the principal payment receipts as both met the definition of discontinued operations at the date of sale. As of December 31, 2021, we have recognized all the deferred gains associated with the three office buildings.

On October 23, 2020, we received a $0.5 million principal payment in connection with the Centre South seller-financed retail building mentioned above. We recorded a $0.5 million gain when the principal payment on the seller-financed loan was received. We have not included the gain in discontinued operations as it did not meet the definition of discontinued operations at the date of the sale.

4. INVESTMENT IN REAL ESTATE PARTNERSHIP

On December 8, 2016, we, through our Operating Partnership, entered into a Contribution Agreement (the "Contribution Agreement") with Pillarstone OP and Pillarstone Capital REIT ("Pillarstone REIT") pursuant to which we contributed all of the equity interests in four of our wholly-owned subsidiaries that, at the time, owned 14 non-core properties that did not fit our Community Centered Property® strategy (the "Pillarstone Properties"), to Pillarstone OP for aggregate consideration of approximately $84 million, consisting of (1) approximately $18.1 million of Class A units representing limited partnership interests in Pillarstone OP ("Pillarstone OP Units") and (2) the assumption of approximately $65.9 million of liabilities (collectively, the "Contribution").

In connection with the Contribution, Whitestone TRS, Inc., a subsidiary of the Company ("Whitestone TRS"), entered into a management agreement with the entities that own the contributed Pillarstone Properties (collectively, the "Management Agreements"). Pursuant to the Management Agreements, Whitestone TRS agreed to provide certain property management, leasing and day-to-day advisory and administrative services. The management agreement was terminated on August 18, 2022. Prior to the termination of the Management Agreement, we reported approximately $144,000 in property management fee income on a quarterly basis.

In connection with the Contribution, on December 8, 2016, the Operating Partnership entered into a Tax Protection Agreement with Pillarstone REIT and Pillarstone OP pursuant to which Pillarstone OP agreed to indemnify the Operating Partnership for certain tax liabilities resulting from its recognition of income or gain prior to December 8, 2021 if such liabilities result from a transaction involving a direct or indirect taxable disposition of all or a portion of the Pillarstone Properties or if Pillarstone OP fails to maintain and allocate to the Operating Partnership for taxation purposes minimum levels of liabilities as specified in the Tax Protection Agreement, the result of which causes such recognition of income or gain and the Company incurs taxes that must be paid to maintain its REIT status for federal income tax purposes.

As of December 31, 2022, we owned approximately 81.4% of the total outstanding units of Pillarstone OP.

In accordance with ASU 2014-09 ("Topic 606") and ASC 610, "*Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets,*" the Company recognizes its investment in Pillarstone OP under the equity method.

The table below presents the real estate partnership investment in which the Company held an ownership interest (in thousands):

Real estate partnership	Ownership Interest	Company's Investment as of	
		December 31, 2022	December 31, 2021
Pillarstone OP(1)	81.4%	$ 34,826	$ 34,588
Total real estate partnership(2)(3)(4)		$ 34,826	$ 34,588

(1) The Company managed these real estate partnership investments and, where applicable, earned acquisition fees, leasing commissions, property management fees, and asset management fees. The management agreement was terminated on August 18, 2022.

(2) Representing eight property interests and 0.9 million square feet of GLA, as of December 31, 2022 and 2021.

(3) On December 26, 2021, the Board of Trustees of Pillarstone REIT adopted a new rights agreement (the "Pillarstone Rights Agreement"), pursuant to which each holder of Pillarstone REIT common stock received one preferred share purchase right (a "Right") per common share held as of the applicable record date. Each Right entitles the registered holder to purchase from Pillarstone REIT one one-thousandth (a "Unit") of a series D preferred share of Pillarstone at a purchase price ("Purchase Price") of $7.00 per Unit, subject to adjustment. The Rights are exercisable upon the occurrence of certain events as described in the Pillarstone Rights Agreement, including the acquisition by certain holders of 5% or more of the common shares of Pillarstone REIT (an "Acquiring Person"). Upon the acquisition of Pillarstone REIT common shares by an Acquiring Person, each holder of a Right (other than an Acquiring Person), will have the right to receive upon exercise a number of Pillarstone REIT common shares having a market value of two times the Purchase Price. As set forth in the Amended and Restated Limited Partnership Agreement of Pillarstone OP, dated as of December 8, 2016 (the "Pillarstone Partnership Agreement"), we have the contractual right to have our limited partnership interests in Pillarstone redeemed at our discretion. However, upon receipt of a redemption notice, Pillarstone OP has the option of the applicable redemption price in cash, based on the market value of Pillarstone REIT common shares, or in Pillarstone REIT common shares. To the extent we seek to have our partnership units in Pillarstone OP redeemed and Pillarstone OP elects to pay the applicable redemption price in Pillarstone REIT common shares (and such shares represent 5% or more of the outstanding common shares of Pillarstone REIT), the Rights could become exercisable. To the extent the Rights are exercised as a result of our Pillarstone OP units being redeemed for Pillarstone REIT common shares, our ownership interest in Pillarstone REIT would be significantly diluted, which could adversely impact the value of our investment in Pillarstone OP. Because the Pillarstone Rights Agreement seeks to prevent Whitestone OP from exercising its contractual Redemption Right, on July 12, 2022, Whitestone OP filed suit against Pillarstone REIT in the Court of Chancery of the State of Delaware challenging the Pillarstone Rights Agreement due to Pillarstone REIT's breach of the Pillarstone OP partnership agreement, breach of its fiduciary duty as general partner of Pillarstone OP to Whitestone OP, and breach of the implied covenant of good faith and fair dealing under the Pillarstone OP partnership agreement. The lawsuit seeks rescission and voiding of the Pillarstone Rights Agreement; a declaration that the Pillarstone Rights Agreement is unenforceable, invalid, and of no force and effect; an order permanently enjoining enforcement of the Pillarstone Rights Agreement; an award of monetary damages; and broad restrictions on Pillarstone REIT's ability to conduct its business, including buying properties, enforcing the Rights Agreement, incurring expenses, or engaging in transactions. On September 8, 2022, the Company's Motion to Preserve the Status Quo was granted by the Court, limiting Pillarstone from engaging in any acts outside the ordinary course of business and otherwise imposing restrictions on Pillarstone to ensure that Whitestone's right of redemption right is not impaired while the underlying dispute is being considered by the Court. While we do not believe the overall impact of the Pillarstone Rights Agreement on the carrying value of our investment in Pillarstone OP is material, we cannot reasonably estimate a range of possible loss at this time.

(4) We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated the value of the investment based on the information available to us at the time of this report.

The table below presents the Company's share of net income from its investment in the real estate partnership which is included in equity in earnings of real estate partnership, net on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) (in thousands):

		Year Ended December 31,				
	2022		**2021**		**2020**	
Pillarstone OP	$	239	$	609	$	921

Summarized financial information for the Company's investment in real estate partnership is as follows (in thousands):

		December 31,		
		2022		**2021**
Assets:				
Real estate, net	$	47,727	$	48,273
Other assets		9,680		8,790
Total assets(1)		57,407		57,063
Liabilities and equity:				
Notes payable		14,616		14,920
Other liabilities		3,782		3,200
Equity		39,009		38,943
Total liabilities and equity(2)		57,407		57,063
Company's share of equity		31,773		31,718
Cost of investment in excess of the Company's share of underlying net book value		3,053		2,870
Carrying value of investment in real estate partnership(3)	$	34,826	$	34,588

(1) We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated total assets and its components based on the information available to us at the time of this report.

(2) We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated total liabilities and equity and its components based on the information available to us at the time of this report.

(3) We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated the value of the investment based on the information available to us at the time of this report.

	Year Ended December 31,					
	2022		**2021**		**2020**	
Rental revenues	$	8,930	$	9,272	$	9,672
Property expenses		(7,386)		(6,988)		(6,858)
Other expenses		(1,099)		(1,407)		(1,440)
Gain (loss) on sale of properties or disposal of assets		(20)		23		(112)
Net income(1)	$	425	$	900	$	1,262

(1) We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated net income and its components based on the information available to us at the time of this report.

The amortization of the basis difference between the cost of investment and the Company's share of underlying net book value for both years ended December 31, 2022 and 2021 was $108,000. The Company amortized the difference into equity in earnings of real estate partnership on the consolidated statements of operations and comprehensive income (loss).

The Company's maximum exposure to loss relating to Pillarstone OP is limited to its investment in Pillarstone OP and its guarantee of promissory notes issued to Pillarstone OP. Since the date of the Contribution, the Company has not provided financial support to Pillarstone OP that it was not previously contractually required to provide under the Management Agreements.

The Company has evaluated its guarantee to Pillarstone OP pursuant to ASC 460, *Guarantees*, and has determined the guarantee to be a performance guarantee, for which ASC 460 contains initial recognition and measurement requirements, and related disclosure requirements. The Company is obligated in two respects: (i) a noncontingent liability, which represents the Company's obligation to stand ready to perform under the terms of the guarantee in the event that the specified triggering event(s) occur; and (ii) the contingent liability, which represents the Company's obligation to make future payments if those triggering events occur. The Company recognized a noncontingent liability of $462,000 at the inception of the guarantee at fair value and is recorded on the Company's consolidated balance sheet as a liability. The Company amortizes the guarantee liability into income over seven years. For the years ended December 31, 2022, 2021, and 2020, the amortization of the guarantee liability was $37,000, $38,000, and $39,000, respectively.

5. ACCRUED RENTS AND ACCOUNTS RECEIVABLE, NET

Accrued rents and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

	December 31,			
	2022		**2021**	
Tenant receivables	$	16,828	$	18,410
Accrued rents and other recoveries		22,103		18,681
Allowance for doubtful accounts		(13,822)		(14,896)
Other receivables		461		200
Total	$	25,570	$	22,395

6. UNAMORTIZED LEASE COMMISSIONS, LEGAL FEES AND LOAN COSTS

Costs which have been deferred consist of the following (in thousands):

	December 31,			
	2022		**2021**	
Leasing commissions	$	16,364	$	13,341
Deferred legal cost		364		365
Deferred financing cost		4,149		3,898
Total cost		20,877		17,604
Less: leasing commissions accumulated amortization		(7,649)		(6,305)
Less: deferred legal cost accumulated amortization		(263)		(248)
Less: deferred financing cost accumulated amortization		(268)		(2,609)
Total cost, net of accumulated amortization	$	12,697	$	8,442

A summary of expected future amortization of deferred costs is as follows (in thousands):

Years Ended December 31,	Leasing Commissions		Deferred Legal Costs		Deferred Financing Costs		Total	
2023	$	1,872	$	45	$	889	$	2,806
2024		1,565		17		889		2,471
2025		1,300		15		889		2,204
2026		1,080		15		763		1,858
2027		819		6		387		1,212
Thereafter		2,079		3		64		2,146
Total	$	8,715	$	101	$	3,881	$	12,697

7. LEASES

As a Lessor. All leases on our properties are classified as noncancelable operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable. Percentage rents are recognized as rental income when the thresholds upon which they are based have been met. Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred. We combine lease and nonlease components in lease contracts, which includes combining base rent, recoveries, and percentage rents into a single line item, *Rental*, within the consolidated statements of operations and comprehensive income (loss).

A summary of minimum future rents to be received (exclusive of renewals, tenant reimbursements, contingent rents, and collectability adjustments under Topic 842) under noncancelable operating leases in existence as of December 31, 2022 is as follows (in thousands):

Years Ended December 31,		Minimum Future Rents(1)
2023	$	95,724
2024		84,112
2025		67,628
2026		52,776
2027		40,869
Thereafter		124,747
Total	$	465,856

(1) These amounts do not reflect future rental revenues from the renewal or replacement of existing leases and exclude reimbursements of operating expenses and rental increases that are not fixed.

As a Lessee. We have office space, automobile, and office machine leases, which qualify as operating leases, with remaining lease terms of approximately one to five years.

As of December 31, 2022, the Company had one ground lease with the lease term of 99 years. The lease is classified as a finance lease. The ground lease provides for variable rental payments based on CPI adjustment.

The following table summarizes the fixed, future minimum rental payments, excluding variable costs, which are discounted by our weighted average incremental borrowing rates to calculate the lease liabilities for our operating and finance leases in existence as of December 31, 2022 in which we are the lessee (in thousands):

Years Ended December 31,	Operating Leases		Finance Lease	
2023	$	65	$	60
2024		42		62
2025		28		63
2026		1		64
2027		—		65
Thereafter		—		2,773
Total undiscounted rental payments		136		3,087
Less imputed interest		7		2,352
Total lease liabilities	$	129	$	735

For the year ended December 31, 2022, the total lease costs for operating and finance leases were $597,000 and $11,000, respectively. The weighted average remaining lease terms for our operating and finance leases at December 31, 2022 were 2.5 and 99 years, respectively. We do not include renewal options in the lease term for calculating the lease liability unless we are reasonably certain we will exercise the option or the lessor has the sole ability to exercise the option. The weighted average incremental borrowing rate was 4.5% for operating and 6% for finance leases at December 31, 2022.

For the year ended December 31, 2021, the total lease costs were $1,036,000. The weighted average remaining lease term for our operating leases was 2.9 years at December 31, 2021. We do not include renewal options in the lease term for calculating the lease liability unless we are reasonably certain we will exercise the option or the lessor has the sole ability to exercise the option. The weighted average incremental borrowing rate was 4.5% at December 31, 2021.

8. DEBT

Mortgages and other notes payable consist of the following (in thousands):

Description	December 31,			
	2022		2021	
Fixed rate notes				
$100.0 million, 1.73% plus 1.35% to 1.90% Note [1]	$	—	$	100,000
$165.0 million, 2.24% plus 1.35% to 1.90% Note [1]		—		165,000
$265.0 million, 3.18% plus 1.45% to 2.10% Note, due January 31, 2028 [2]		265,000		—
$80.0 million, 3.72% Note, due June 1, 2027		80,000		80,000
$19.0 million 4.15% Note, due December 1, 2024		18,016		18,358
$20.2 million 4.28% Note, due June 6, 2023		17,375		17,808
$14.0 million 4.34% Note, due September 11, 2024		12,709		12,978
$14.3 million 4.34% Note, due September 11, 2024		13,520		13,773
$15.1 million 4.99% Note, due January 6, 2024		13,635		13,907
$2.6 million 5.46% Note, due October 1, 2023		2,236		2,289
$50.0 million, 5.09% Note, due March 22, 2029		50,000		50,000
$50.0 million, 5.17% Note, due March 22, 2029		50,000		50,000
Floating rate notes				
Unsecured line of credit, LIBOR plus 1.40% to 1.90% [3]		—		119,500
Unsecured line of credit, SOFR plus 1.50% to 2.10%, due September 16, 2026		103,500		—
Total notes payable principal		625,991		643,613
Less deferred financing costs, net of accumulated amortization		(564)		(771)
Total notes payable	$	625,427	$	642,842

[1] Loan was fully paid off on September 16, 2022.

[2] Promissory note includes an interest rate swap that fixed the SOFR portion of the term loan at an interest rate of 2.16% through October 28, 2022, 2.76% from October 29, 2022 through January 31, 2024, and 3.32% beginning February 1, 2024 through January 31, 2028.

[3] Line of credit was paid off on September 16, 2022.

As of December 31, 2022 our debt agreements indexed to LIBOR have been converted to SOFR.

On April 30, 2020, the Company entered into a loan in the principal amount of $1,733,510 from U.S. Bank National Association, one of the Company's existing lenders, pursuant to the Paycheck Protection Program (the "PPP Loan") of the CARES Act. The PPP Loan was set to mature on May 6, 2022 (the "Maturity Date"), and accrued interest at 1.00% per annum and could be prepaid in whole or in part without penalty. Pursuant to the CARES Act, the Company applied for and was granted forgiveness for all of the PPP Loan. Forgiveness was determined by the U.S. Small Business Administration based on the use of loan proceeds for payroll costs, mortgage interest, rent or utility costs and the maintenance of employee and compensation levels. Pursuant to the guidance in FASB ASC 405-20, "*Liabilities - Extinguishment of Liabilities,*" the Company recognized a $1,734,000 gain for the PPP Loan forgiveness during the year ended December 31, 2020 based on the legal release from the U.S. Small Business Administration.

On March 22, 2019, we, through our Operating Partnership, entered into a Note Purchase and Guarantee Agreement (the "Note Agreement") together with certain subsidiary guarantors as initial guarantor parties thereto (the "Subsidiary Guarantors") and The Prudential Insurance Company of America and the various other purchasers named therein (collectively, the "Purchasers") providing for the issuance and sale of $100 million of senior unsecured notes of the Operating Partnership, of which (i) $50 million are designated as 5.09% Series A Senior Notes due March 22, 2029 (the "Series A Notes") and (ii) $50 million are designated as 5.17% Series B Senior Notes due March 22, 2029 (the "Series B Notes" and, together with the Series A Notes, the "Notes") pursuant to a private placement that closed on March 22, 2019 (the "Private Placement"). Obligations under the Notes are unconditionally guaranteed by the Company and by the Subsidiary Guarantors.

On December 16, 2022, Whitestone REIT (the "Company") and its operating partnership, Whitestone REIT Operating Partnership, L.P. (the "Operating Partnership"), amended its Note Purchase and Guarantee Agreement originally executed on March 22, 2019 (the "Existing Note Agreement"), pursuant to the terms and conditions of an Amendment No. 1 to Note Purchase and Guaranty Agreement, dated as of December 16, 2022 (the Existing Note Purchase Agreement, as so amended, the "Amended Note Agreement"), by and among the Company and the Operating Partnership, together with certain subsidiary guarantors as initial guarantor parties thereto and The Prudential Insurance Company of America and the various other purchasers named therein.

Neither the term of the Existing Note Agreement, the interest rate, nor the principal amounts, were amended. The purpose of the amendment is to conform certain covenants and defined terms contained in the Amended Note Agreement with the Company's recently amended unsecured credit facility with the lenders party thereto, Bank of Montreal, as administrative agent, Truist Bank, as syndication agent, and BMO Capital Markets Corp., Truist Bank, Capital One, National Association, and U.S. Bank National Association, as co-lead arrangers and joint book runners.

The principal of the Series A Notes will begin to amortize on March 22, 2023 with annual principal payments of approximately $7.1 million. The principal of the Series B Notes will begin to amortize on March 22, 2025 with annual principal payments of $10.0 million. The Notes will pay interest quarterly on the 22nd day of March, June, September and December in each year until maturity.

The Operating Partnership may prepay at any time all, or from time to time part of, the Notes, in an amount not less than $1,000,000 in the case of a partial prepayment, at 100% of the principal amount so prepaid, plus a make-whole amount. The make-whole amount is equal to the excess, if any, of the discounted value of the remaining scheduled payments with respect to the Notes being prepaid over the aggregate principal amount of such Notes (as described in the Note Agreement). In addition, in connection with a Change of Control (as defined in the Note Purchase Agreement), the Operating Partnership is required to offer to prepay the Notes at 100% of the principal amount plus accrued and unpaid interest thereon.

The Note Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type and substantially similar to the Operating Partnership's existing senior revolving credit facility, including limitations on liens, incurrence of investments, acquisitions, loans and advances and restrictions on dividends and certain other restricted payments. In addition, the Note Agreement contains certain financial covenants substantially similar to the Operating Partnership's existing senior revolving credit facility, including the following:

- maximum total indebtedness to total asset value ratio of 0.60 to 1.00;

- maximum secured debt to total asset value ratio of 0.40 to 1.00;

- minimum EBITDA (earnings before interest, taxes, depreciation, amortization or extraordinary items) to fixed charges ratio of 1.50 to 1.00;

- maximum secured recourse debt to total asset value ratio of 0.15 to 1.00;

- maintenance of a minimum tangible net worth (adjusted for accumulated depreciation and amortization) of 75% of the Company's total net worth as of December 31, 2021 plus 75% of the net proceeds from additional equity offerings (as defined therein); and

- minimum adjusted property NOI to implied unencumbered debt service ratio of 1.50 to 1.00.

In addition, the Note Agreement contains a financial covenant requiring that maximum unsecured indebtedness to unencumbered asset pool of 0.60 to 1.00. That covenant is substantially similar to the borrowing base concept contained in the Operating Partnership's existing senior revolving credit facility.

The Note Agreement also contains default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, cross-defaults with other indebtedness and guarantor defaults. The occurrence of an event of default under the Note Agreement could result in the Purchasers accelerating the payment of all obligations under the Notes. The financial and restrictive covenants and default provisions in the Note Agreement are substantially similar to those contained in the Operating Partnership's existing credit facility.

Net proceeds from the Private Placement were used to refinance existing indebtedness. The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes were sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On September 16, 2022, we, through our Operating Partnership, entered into an unsecured credit facility (the "2022 Facility") with the lenders party thereto, Bank of Montreal, as administrative agent (the "Administrative Agent"), Truist Bank, as syndication agent, and BMO Capital Markets Corp., Truist Bank, Capital One, National Association, and U.S. Bank National Association, as co-lead arrangers and joint book runners. The 2022 Facility amended and restated the Company's previous unsecured revolving credit facility, dated January 31, 2019 (the "2019 Facility").

The 2022 Facility is comprised of the following two tranches:

- $250.0 million unsecured revolving credit facility with a maturity date of September 16, 2026 (the "2022 Revolver");

- $265.0 million unsecured term loan with a maturity date of January 31, 2028 ("Term Loan")

Borrowings under the 2022 Facility accrue interest (at the Operating Partnership's option) at a Base Rate or an Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable margin based upon our then existing leverage. As of December 31, 2022, the interest rate on the 2022 Revolver was 5.79%. Based on our current leverage ratio, the revolver has initial interest rate of SOFR plus 1.60% and a 10 basis point credit spread adjustment. In addition, we entered into interest rate swaps to fix the interest rates on the Term Loan. The Term Loan with the swaps has the following interest rates:

- 2.16% plus 1.55% through October 28, 2022

- 2.80% plus 1.55% from October 29, 2022 through January 31, 2024

- 3.42% plus 1.55% from February 1, 2024 through January 31, 2028

The 2022 Facility also has a pricing provision where the applicable margin can be adjusted by an aggregate 0.02% per annum based on the Company's performance on certain sustainability performance targets. Base Rate means, for any day, the higher of: (a) the Administrative Agent's prime commercial rate, (b) the sum of (i) the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York for such day, plus (ii) 0.50%, or (c) the sum of (i) Adjusted Term SOFR for a one-month tenor in effect on such day plus (ii) 1.10%. Adjusted Term SOFR means, for any such day, the sum of (i) the SOFR-based term rate for the day two (2) business days prior and (ii) 0.10%.

The 2022 Facility includes an accordion feature that will allow the Operating Partnership to increase the borrowing capacity by $200.0 million, upon the satisfaction of certain conditions. As of December 31, 2022, subject to any potential future paydowns or increases in the borrowing base, we have $146.4 million remaining availability under the 2022 Revolver. As of December 31, 2022, $368.5 million was drawn on the 2022 Facility and our unused borrowing capacity was $146.0 million, assuming that we use the proceeds of the 2019 Facility to acquire properties, or to repay debt on properties, that are eligible to be included in the unsecured borrowing base. The Company used $379.5 million of proceeds from the 2022 Facility to repay amounts outstanding under the 2019 Facility.

The Company, each direct and indirect material subsidiary of the Operating Partnership and any other subsidiary of the Operating Partnership that is a guarantor under any unsecured ratable debt will serve as a guarantor for funds borrowed by the Operating Partnership under the 2022 Facility. The 2022 Facility contains customary terms and conditions, including, without limitation, customary representations and warranties and affirmative and negative covenants including, without limitation, information reporting requirements, limitations on investments, acquisitions, loans and advances, mergers, consolidations and sales, incurrence of liens, dividends and restricted payments. In addition, the 2022 Facility contains certain financial covenants including the following:

- maximum total indebtedness to total asset value ratio of 0.60 to 1.00;

- maximum secured debt to total asset value ratio of 0.40 to 1.00;

- minimum EBITDA (earnings before interest, taxes, depreciation, amortization or extraordinary items) to fixed charges ratio of 1.50 to 1.00;

- maximum other recourse debt to total asset value ratio of 0.15 to 1.00; and

- maintenance of a minimum tangible net worth (adjusted for accumulated depreciation and amortization) of $449 million plus 75% of the net proceeds from additional equity offerings (as defined therein).

The 2022 Facility also contains customary events of default with customary notice and cure, including, without limitation, nonpayment, breach of covenant, misrepresentation of representations and warranties in a material respect, cross-default to other major indebtedness, change of control, bankruptcy and loss of REIT tax status. If an event of default occurs and is continuing under the 2022 Facility, the lenders may, among other things, terminate their commitments under the 2022 Facility and require the immediate payment of all amounts owed thereunder.

As of December 31, 2022, our $157.5 million in secured debt was collateralized by seven properties with a carrying value of $243.1 million. Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and by assignment of the rents and leases associated with those properties. As of December 31, 2022, we were in compliance with all loan covenants.

Scheduled maturities of our outstanding debt as of December 31, 2022 were as follows (in thousands):

Year		Amount Due
2023	$	28,204
2024		63,573
2025		17,143
2026		120,643
2027		97,143
Thereafter		299,285
Total	$	625,991

As of December 31, 2022, we had the following contractual obligations (in thousands):

		Payment due by period (in thousands)			
Consolidated Contractual Obligations	**Total**	**Less than 1 year (2023)**	**1 - 3 years (2024 - 2025)**	**3 - 5 years (2026 - 2027)**	**More than 5 years (after 2027)**
Long-Term Debt - Principal	$ 625,991	$ 28,204	$ 80,716	$ 217,786	$ 299,285
Long-Term Debt - Fixed Interest	101,004	23,393	40,899	34,398	2,314
Long-Term Debt - Variable Interest (1)	17,992	4,798	9,596	3,598	—
Unsecured credit facility - Unused commitment fee (2)	1,373	366	732	275	—
Operating Lease Obligations	136	65	70	1	—
Finance Lease Obligations	3,087	60	125	129	2,773
Total	$ 749,583	$ 56,886	$ 132,138	$ 256,187	$ 304,372

(1) As of December 31, 2022, we had one loan totaling $103.5 million which bore interest at a floating rate. The variable interest rate payments are based on SOFR plus 1.60% and a 10 basis point spread adjustment which reflects our new interest rates under our 2022 Facility. The information in the table above reflects our projected interest rate obligations for the floating rate payments based on one-month SOFR as of December 31, 2022, of 4.31%.

(2) The unused commitment fees on our unsecured credit facility, payable quarterly, are based on the average daily unused amount of our unsecured credit facility. The fees are 0.20% for facility usage greater than 50% or 0.25% for facility usage less than 50%. The information in the table above reflects our projected obligations for our unsecured credit facility based on our December 31, 2022 balance of $368.5 million.

9. DERIVATIVES AND HEDGING ACTIVITIES

The estimated fair value of our interest rate swaps is as follows (in thousands):

Balance Sheet Location	December 31, 2022 Estimated Fair Value
Prepaid expenses and other assets	$ 6,065

Balance Sheet Location	December 31, 2021 Estimated Fair Value
Accounts payable and accrued expenses	$ (6,860)

On September 16, 2022, we, through our Operating Partnership, entered an interest rate swap with Bank of Montreal that fixed the unhedged SOFR portion of Term Loan under the 2022 Facility at 3.32%. The notional amount of the swap begins at $100 million on October 29, 2022, and increases to $265 million on February 1, 2024, maturing on January 31, 2028. Pursuant to the terms of the agreement governing the interest rate swap, Bank of Montreal assigned beginning and ending notionals of $20.7 million and $54.8 million of the swap, respectively, to U.S. Bank, National Association, beginning and ending notionals of $25.4 million and $67.2 million of the swap, respectively, to Truist Bank, beginning and ending notionals of $20.7 million and $54.8 million of the swap, respectively, to Capital One, National Association, and beginning and ending notionals of $5.9 million and $15.7 million of the swap, respectively, to Associated Bank. See Note 8 (Debt) for additional information regarding the 2022 Facility. We designated the interest rate swap as a cash flow hedge with the effective portion of the changes in fair value recorded in comprehensive income and subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The Company does not expect any amount of the existing gains or losses to be reclassified into earnings within the next 12 months.

On January 31, 2019, we, through our Operating Partnership, entered into an interest rate swap of $165 million with Bank of Montreal that fixed the LIBOR portion of our $165 million term loan under the 2019 Facility at 2.43%. Pursuant to the terms of the agreement governing the interest rate swap, Bank of Montreal assigned $32.6 million of the swap to U.S. Bank, National Association, $29.4 million of the swap to Regions Bank, $40.0 million of the swap to SunTrust Bank, and $15.0 million of the swap to Associated Bank. Effective September 7, 2022, Regions Bank novated $29.4 million of the swap to Bank of Montreal. See Note 8 (Debt) for additional information regarding the 2019 Facility. The swap began on February 8, 2021 and will mature on January 31, 2024. Effective September 16, 2022, our contracts indexed to LIBOR were converted to SOFR. We have designated the interest rate swap as a cash flow hedge with the effective portion of the changes in fair value to be recorded in comprehensive income and subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of the change in fair value, if any, will be recognized directly in earnings. The Company does not expect any amount of the existing gains or losses to be reclassified into earnings within the next 12 months.

On November 19, 2015, we, through our Operating Partnership, entered into a $100 million interest rate swap with Bank of Montreal that fixed the LIBOR portion of our $100 million term loan under the 2018 Facility at 1.73%. In the fourth quarter of 2015, pursuant to the terms of the agreement governing the interest rate swap, Bank of Montreal assigned $35.0 million of the swap to U.S. Bank, National Association, and $15.0 million of the swap to SunTrust Bank. See Note 8 (Debt) for additional information regarding the 2018 Facility. The swap began on November 30, 2015 and matured on October 28, 2022. We designated the interest rate swap as a cash flow hedge with the effective portion of the changes in fair value recorded in comprehensive income.

A summary of our interest rate swap activity is as follows (in thousands):

	Amount Recognized as Comprehensive Income (Loss)		Location of Income (Loss) Recognized in Earnings	Amount of Income (Loss) Recognized in Earnings (1)	
Year Ended December 31, 2022	$	12,925	Interest expense	$	1,523
Year Ended December 31, 2021	$	7,803	Interest expense	$	5,427
Year Ended December 31, 2020	$	(9,062)	Interest expense	$	3,578

(1)   There was no ineffective portion of our interest rate swaps recognized in earnings for the years ended December 31, 2022, 2021 and 2020.

10. EARNINGS PER SHARE

Basic earnings per share for our common shareholders is calculated by dividing income from continuing operations excluding amounts attributable to unvested restricted shares and the net income attributable to non-controlling interests by our weighted-average common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income attributable to common shareholders excluding amounts attributable to unvested restricted shares and the net income attributable to non-controlling interests by the weighted-average number of common shares including any dilutive unvested restricted shares.

Certain of our performance-based restricted common shares are considered participating securities, which require the use of the two-class method for the computation of basic and diluted earnings per share.   During the years ended December 31, 2022, 2021 and 2020, 737,983, 772,383 and 820,563 OP units, respectively, were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive.

For the years ended December 31, 2022, 2021 and 2020, distributions of $0, $0 and $0, respectively, were made to the holders of certain restricted common shares, none of which were charged against earnings. See Note 14 for information related to restricted common shares under the 2008 Plan.

(in thousands, except per share data)		Year Ended December 31,				
		2022		**2021**		**2020**
Numerator:						
Income from continuing operations	$	35,800	$	10,420	$	6,151
Less: Net income attributable to noncontrolling interests		(530)		(172)		(117)
Distributions paid on unvested restricted shares		—		—		—
Income from continuing operations attributable to Whitestone REIT excluding amounts attributable to unvested restricted shares		35,270		10,248		6,034
Income from discontinued operations		—		1,833		—
Less: Net income attributable to noncontrolling interests		—		(33)		—
Income from discontinued operations attributable to Whitestone REIT		—		1,800		—
Net income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$	35,270	$	12,048	$	6,034
Denominator:						
Weighted average number of common shares - basic		49,256		45,486		42,244
Effect of dilutive securities:						
Unvested restricted shares		694		850		746
Weighted average number of common shares - dilutive		49,950		46,336		42,990
Earnings Per Share:						
Basic:						
Income from continuing operations attributable to Whitestone REIT excluding amounts attributable to unvested restricted shares	$	0.72	$	0.23	$	0.14
Income from discontinued operations attributable to Whitestone REIT		—		0.03		—
Net income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$	0.72	$	0.26	$	0.14
Diluted:						
Income from continuing operations attributable to Whitestone REIT excluding amounts attributable to unvested restricted shares	$	0.71	$	0.22	$	0.14
Income from discontinued operations attributable to Whitestone REIT		—		0.04		—
Net income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$	0.71	$	0.26	$	0.14

11. FEDERAL INCOME TAXES

Federal income taxes are not provided because we intend to and believe we qualify as a REIT under the provisions of the Code and because we have distributed and intend to continue to distribute all of our taxable income to our shareholders. Our shareholders include their proportionate taxable income in their individual tax returns. As a REIT, we must distribute at least 90% of our real estate investment trust taxable income to our shareholders and meet certain income sources and investment restriction requirements. In addition, REITs are subject to a number of organizational and operational requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates.

Taxable income differs from net income for financial reporting purposes principally due to differences in the timing of recognition of interest, real estate taxes, depreciation and rental revenue.

For federal income tax purposes, the cash distributions to shareholders are characterized as follows for the years ended December 31:

	2022	2021	2020
Ordinary income (unaudited)	100.0%	80.7%	59.9%
Return of capital (unaudited)	—	19.3%	40.1%
Capital gain distributions (unaudited)	—	—	—
Total	**100.0%**	**100.0%**	**100.0%**

12. RELATED PARTY TRANSACTIONS

The Contribution. Prior to his employment termination, January 18, 2022, Mr. James C. Mastandrea, the former Chairman and Chief Executive Officer of Whitestone REIT, also served as the Chairman and Chief Executive Officer of Pillarstone REIT and beneficially owns approximately 66.7% of the outstanding equity in Pillarstone REIT (when calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act of 1934, as amended (the "Exchange Act")). He resigned as a member of the Board of Whitestone REIT on April 18, 2022. Prior to his employment termination, February 9, 2022, Mr. John J. Dee, the Company's former Chief Operating Officer and Corporate Secretary, also served as the Senior Vice President and Chief Financial Officer of Pillarstone REIT and beneficially owns approximately 20.0% of the outstanding equity in Pillarstone REIT (when calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act). In addition, Mr. Paul T. Lambert, a Trustee of the Company, also serves as a Trustee of Pillarstone REIT.

The Contribution is pursuant to the Company's strategy of recycling capital by disposing of Non-Core Properties that do not fit the Company's Community Centered Property® strategy and the terms of the Contribution Agreement, the OP Unit Purchase Agreement, the Tax Protection Agreement and the Contribution were determined through arm's-length negotiations. The Contribution was unanimously approved and recommended by a special committee of independent Trustees of the Company. See Note 4 for additional disclosure on the Contribution.

Pillarstone OP. In accordance with ASU 2014-09 ("Topic 606") and ASC 610, "*Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets,*" the Company recognizes its investment in Pillarstone OP under the equity method.

During the ordinary course of business, we had transactions with Pillarstone OP that include, but are not limited to, rental income, interest expense, general and administrative costs, commissions, management and asset management fees, and property expenses. The management agreement was terminated on August 18, 2022.

The following table presents the revenue and expenses with Pillarstone OP included in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Location of Revenue (Expense)		2022		2021		2020
Rent	Operating and maintenance	$	(471)	$	(899)	$	(932)
Property management fee income	Management, transaction, and other fees	$	359	$	568	$	598

13. EQUITY

Under our declaration of trust, as amended, we have authority to issue up to 400 million common shares of beneficial interest, $0.001 par value per share, and up to 50 million preferred shares of beneficial interest, $0.001 par value per share.

Equity Offerings

On May 20, 2022, our universal shelf registration statement on Form S-3 was declared effective by the SEC, which registers the issuance and sale by us of up to $500 million in securities from time to time, including common shares, preferred shares, debt securities, depositary shares and subscription rights.

On September 9, 2022, we entered into eleven equity distribution agreements for an at-the-market equity distribution program (the "2022 equity distribution agreements") providing for the issuance and sale of up to an aggregate of $100 million of the Company's common shares pursuant to our Registration Statement on Form S-3 (File No. 333-264881). Actual sales will depend on a variety of factors determined by us from time to time, including (among others) market conditions, the trading price of our common shares, capital needs and our determinations of the appropriate sources of funding for us, and were made in transactions that will be deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act. We have no obligation to sell any of our common shares and can at any time suspend offers under the 2022 equity distribution agreements or terminate the 2022 equity distribution agreements.

We have in the past, and expect to in the future, enter into at-the-market equity distribution programs providing for the issuance and sale of common shares. Actual sales will depend on a variety of factors determined by us from time to time, including (among others) market conditions, the trading price of our common shares, capital needs and our determinations of the appropriate sources of funding for us, and were made in transactions that will be deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). For the years ended December 31, 2022 and 2021, we sold 0 and 6,287,087 common shares under the equity distribution agreements, with net proceeds to us of $0 and $56.0 million, respectively. In connection with such sales, we paid compensation of $0 and $853,000, respectively, to the sales agents.

Operating Partnership Units

Substantially all of our business is conducted through the Operating Partnership. We are the sole general partner of the Operating Partnership. As of December 31, 2022, we owned a 98.6% interest in the Operating Partnership.

Limited partners in the Operating Partnership holding OP units have the right to redeem their OP units for cash or, at our option, common shares at a ratio of one OP unit for one common share. Distributions to OP unit holders are paid at the same rate per unit as distributions per share to Whitestone common shares. As of December 31, 2022 and 2021, there were 49,996,356 and 49,793,803 OP units outstanding, respectively. We owned 49,301,876 and 49,023,313 OP units as of December 31, 2022 and 2021, respectively. The balance of the OP units is owned by third parties, including certain trustees. Our weighted-average share ownership in the Operating Partnership was approximately 98.6%, 98.3% and 98.1% for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022 and 2021, 76,010 and 2,285 OP units, respectively, were redeemed for an equal number of common shares.

Distributions

The following table reflects the total distributions we have paid (including the total amount paid and the amount paid per share) in each indicated quarter (in thousands, except per share data):

	Common Shares		Noncontrolling OP Unit Holders		Total
Quarter Paid	**Distributions Per Common Share**	**Amount Paid**	**Distributions Per OP Unit**	**Amount Paid**	**Amount Paid**
2022					
Fourth Quarter	$ 0.1200	$ 5,909	$ 0.1200	$ 83	$ 5,992
Third Quarter	0.1200	5,901	0.1200	88	5,989
Second Quarter	0.1200	5,880	0.1200	92	5,972
First Quarter	0.1075	5,268	0.1075	83	5,351
Total	**$ 0.4675**	**$ 22,958**	**$ 0.4675**	**$ 346**	**$ 23,304**
2021					
Fourth Quarter	$ 0.1075	$ 5,257	$ 0.1075	$ 83	$ 5,340
Third Quarter	0.1075	4,981	0.1075	83	5,064
Second Quarter	0.1075	4,602	0.1075	83	4,685
First Quarter	0.1058	4,480	0.1058	82	4,562
Total	**$ 0.4283**	**$ 19,320**	**$ 0.4283**	**$ 331**	**$ 19,651**

The Board will regularly reassess the dividend, particularly as there is more clarity on the duration and severity of the COVID-19 pandemic and as business conditions improve.

Shareholders' Rights Plan

On May 14, 2020, the Board authorized a dividend of one preferred share purchase right (a “Right”) for each outstanding common share of beneficial interest, par value $0.001 per share, of the Company (the “Common Shares”). The dividend is payable on May 26, 2020 (the “Record Date”), to the holders of record of Common Shares as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a rights agreement, dated as of May 14, 2020 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (a “Unit”) of a Series A Preferred Share, par value $0.001 per share (each a “Preferred Share”), of the Company at a purchase price (“Purchase Price”) of $30.00 per Unit, subject to adjustment.

The Board adopted the Rights Agreement to ensure that the Board remains in the best position to fulfill its duties and is intended to promote the fair and equal treatment of all shareholders by guarding against opportunistic efforts to capitalize on recent macroeconomic conditions, including open market accumulations or other tactics, aimed at gaining control of the Company without paying an appropriate control premium to deliver sufficient value for all Company shareholders.

The Rights will expire on the earliest of (i) the close of business on May 13, 2021, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving the Company that has been approved by the Board, at which time the Rights are terminated, and (iv) the time at which the Rights are exchanged pursuant to the Rights Agreement (such earliest date, the “Expiration Date”).

On April 21, 2021, the Company entered into the First Amendment to Rights Agreement (the "First Amendment") with the Rights Agent. The First Amendment amends the Rights Agreement by and between the Company and the Rights Agent, solely to extend the expiration date of the rights under the Rights Agreement from the close of business on May 13, 2021 to the close of business on May 13, 2022, unless earlier exercised, exchanged, amended, redeemed, or terminated.

On February 7, 2022, the Company entered into the Second Amendment to Rights Agreement (the "Second Amendment") with the Rights Agent. The Second Amendment amends the First Amendment to the Rights Agreement by and between the Company and the Rights Agent, solely to accelerate the expiration date of the rights under the Rights Agreement from the close of business on May 13, 2022 to the close of business on February 7, 2022. As a result of the Second Amendment, effective as of the close of business on February 7, 2022, the Rights as defined in the Rights Agreement have expired and cease to be outstanding.

14. INCENTIVE SHARE PLAN

The Company's 2008 Long-Term Equity Incentive Ownership Plan (as amended, the "2008 Plan") expired in July 2018. At the Company's annual meeting of shareholders on May 11, 2017, our shareholders voted to approve the 2018 Long-Term Equity Incentive Ownership Plan (the "2018 Plan"). The 2018 Plan provides for the issuance of up to 3,433,831 common shares and OP units pursuant to awards under the 2018 Plan. The 2018 Plan became effective on July 30, 2018, which is the day after the 2008 Plan expired.

The Compensation Committee administered the 2008 Plan and administers the 2018 Plan except, in each case, with respect to awards to non-employee trustees, for which the 2008 Plan was and the 2018 Plan is administered by the board of trustees. The Compensation Committee is authorized to grant share options, including both incentive share options and non-qualified share options, as well as share appreciation rights, either with or without a related option. The Compensation Committee is also authorized to grant restricted common shares, restricted common share units, performance awards and other share-based awards. On September 6, 2017, the Compensation Committee approved the grant of an aggregate of 965,000 performance-based restricted common share units under the 2008 Plan which only vest immediately prior to the consummation of a Change in Control (as defined in the 2008 Plan) that occurs on or before September 30, 2024 (the "CIC Units") to certain of our employees. Continued employment is required through the vesting date. If a Change in Control does not occur on or before September 30, 2024, the CIC Units shall be immediately forfeited. The Company considers a Change in Control on or before September 30, 2024 to be improbable, and no expense has been recognized for the CIC Units. If a Change in Control occurs, any outstanding CIC Units would be expensed immediately on the date of the Change in Control using the grant date fair value. The grant date fair value for each CIC Unit of $13.05 was determined based on the Company's closing share price on the grant date. On January 1, 2020, the remaining unvested 247,978 TSR units that were granted on September 6, 2017 vested at 200% achievement into 495,956 common shares.

On March 16, 2018, the Compensation Committee approved the grant of an aggregate of 387,499 time-based restricted common share units under the 2008 Plan, which vest annually in three equal installments, and 4,300 performance-based restricted common share units to certain of our employees.

On December 1, 2018, the Compensation Committee approved the grant of an aggregate of 229,684 TSR Units under the 2018 Plan to certain of our employees. Vesting was contingent upon achieving Total Shareholder Return relative to the peer group defined in the TSR Unit award agreements over a three-year performance period. At the end of the performance period, the number of common shares awarded for each vested TSR Unit was 50% based on the Company's TSR Peer Group Ranking. Continued employment was required through the vesting date. The grant date fair value for each TSR Unit of $14.89 was determined using the Monte Carlo simulation method and was recognized as share-based compensation expense ratably from the December 1, 2018 grant date to the end of the performance period, December 31, 2020. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. On January 1, 2021, the remaining unvested 208,210 TSR units that were granted on December 1, 2018 vested at 50% achievement into 104,105 common shares.

On June 30, 2019, the Compensation Committee approved the grant of an aggregate of 405,417 TSR Units and 317,184 time-based restricted common share units under the 2018 Plan to certain of our employees. On September 30, 2019, the Compensation Committee approved the grant of 17,069 time-based restricted common share units under the 2018 Plan to certain of our employees. Vesting of the TSR Units is contingent upon achieving Total Shareholder Return relative to the peer group defined in the TSR Unit award agreements over a three-year performance period. At the end of the performance period, the number of common shares awarded for each vested TSR Unit was 0% based on the Company's TSR Peer Group Ranking. Continued employment is required through the vesting date. The grant date fair value for each TSR Unit of $8.22 was determined using the Monte Carlo simulation method and was recognized as share-based compensation expense ratably from the June 30, 2019 grant date to the end of the performance period, December 31, 2021. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. On December 31, 2021, the remaining unvested 385,648 TSR Units that were granted on June 30, 2019 and September 30, 2019 vested at 0% attainment into 0 common shares. The time-based restricted common share units have a grant date fair value of $10.63 and $11.69 and vest annually in three equal installments for the June 30, 2019 and September 30, 2019 grants, respectively.

On July 31, 2020, the Compensation Committee approved the grant of an aggregate of 545,000 TSR Units and 530,000 time-based restricted common share units under the 2018 Plan to certain of our employees. Vesting of the TSR Units is contingent upon achieving Total Shareholder Return relative to the peer group defined in the TSR Unit award agreements over a three-year performance period. At the end of the performance period, the number of common shares awarded for each vested TSR Unit will vary from 0% to 200% depending on the Company's TSR Peer Group Ranking. Continued employment is required through the vesting date. The grant date fair value for each TSR Unit of $5.55 was determined using the Monte Carlo simulation method and is being recognized as share-based compensation expense ratably from the July 31, 2020 grant date to the end of the performance period, December 31, 2022. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. The time-based restricted common share units have a grant date fair value of $5.83 and vest annually in three equal installments. On December 31, 2022, the remaining unvested 273,500 TSR Units that were granted on July 31, 2020 vested at 0% attainment into 0 common shares.

On March 17, 2021, the Compensation Committee approved the grant of an aggregate of 2,490 common share units under the 2018 Plan to certain of our employees. The common share units had a grant date fair value of $10.04 each and vested immediately.

On June 30, 2021, the Compensation Committee approved the grant of an aggregate of 433,200 TSR Units and 433,200 time-based restricted common share units under the 2018 Plan to certain of our employees. Vesting of the TSR Units is contingent upon achieving Total Shareholder Return relative to the peer group defined in the TSR Unit award agreements over a three-year performance period. At the end of the performance period, the number of common shares awarded for each vested TSR Unit will vary from 0% to 200% depending on the Company's TSR Peer Group Ranking. Continued employment is required through the vesting date. The grant date fair value for each TSR Unit of $4.17 was determined using the Monte Carlo simulation method and is being recognized as share-based compensation expense ratably from the June 30, 2021 grant date to the end of the performance period, December 31, 2023. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model were estimated using a historical period consistent with the performance period of approximately 3 years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. The time-based restricted common share units have a grant date fair value of $7.51 and vest annually in three equal installments. The 433,200 TSR Units granted on June 30, 2021 include 111,465 TSR Units that will be converted into the right to receive cash in the amount of the fair market value of the common shares to the extent that common shares are not available for issuance under the 2018 Plan.

On September 30, 2021, the Compensation Committee approved the grant of an aggregate of 5,500 time-based restricted common share units under the 2018 Plan to certain of our employees. The time-based common share units had a grant date fair value of $9.06 each and vest annually in three equal installments.

On March 28, 2022, the Compensation Committee approved the grant of an aggregate of 162,556 TSR Units and 162,556 time-based restricted common share units under the 2018 Plan to certain of our employees. Vesting of the TSR Units is contingent upon achieving Total Shareholder Return relative to the peer group defined in the TSR Unit award agreements over a three-year performance period. At the end of the performance period, the number of common shares awarded for each vested TSR Unit will vary from 0% to 200% depending on the Company's TSR Peer Group Ranking. Continued employment is required through the vesting date. The grant date fair value for each TSR Unit of $13.74 was determined using the Monte Carlo simulation method and is being recognized as share-based compensation expense ratably from the June 30, 2022 grant date to the end of the performance period, December 31, 2024. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award grant and calculates the fair value of the award. Expected volatilities utilized in the model were estimated using a historical period consistent with the performance period of approximately three years. The risk-free interest rate was based on the United States Treasury rate for a term commensurate with the expected life of the grant. The time-based restricted common share units have a grant date fair value of $9.94 and vest annually in three equal installments.

A summary of the share-based incentive plan activity as of and for the year ended December 31, 2022 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2022	2,716,132	$	8.32
Granted	360,334		11.61
Vested	(519,003)		6.63
Forfeited	(1,336,518)		8.30
Non-vested at December 31, 2022	1,220,945		10.03
Available for grant at December 31, 2022	1,739,465		

(1)   The fair value of the shares granted were determined based on observable market transactions occurring near the date of the grants.

A summary of our nonvested and vested shares activity for the years ended December 31, 2022, 2021 and 2020 is presented below:

	Shares Granted		Shares Vested	
	Non-Vested Shares Issued	Weighted Average Grant-Date Fair Value	Vested Shares	Total Vest-Date Fair Value
				(in thousands)
Year Ended December 31, 2022	360,334	$ 11.61	(519,003)	$ 3,442
Year Ended December 31, 2021	904,215	$ 5.99	(1,024,808)	$ 9,757
Year Ended December 31, 2020	1,108,014	$ 5.76	(511,621)	$ 5,566

Total compensation recognized in earnings for share-based payments was $1.5 million, $5.9 million, and $6.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, there were 455,000 CIC Units outstanding that we do not expect to vest before their period of restriction lapses in 21 months because the Company considers a Change in Control unlikely on or before September 30, 2024. As of December 31, 2022, there was approximately $2.2 million in unrecognized compensation cost related to outstanding non-vested TSR Units, which are expected to vest over a period of 24 months and approximately $2.5 million in unrecognized compensation cost related to outstanding non-vested time-based shares, which are expected to be recognized over a period of approximately 30 months beginning on January 1, 2023.

We expect to record approximately $4.7 million in share-based compensation subsequent to the year ended December 31, 2022. The unrecognized share-based compensation cost is expected to vest over a weighted average period of 22 months. The dilutive impact of the performance-based shares will be included in the denominator of the earnings per share calculation beginning in the period that the performance conditions are expected to be met. The dilutive impact of the TSR Units is based on the Company's TSR Peer Group Ranking as of the reporting date and weighted according to the number of days outstanding in the period. As of December 31, 2022, the TSR Peer Group Ranking called for 50% and 150% attainment of the TSR Units granted in 2021 and 2022, respectively. The dilutive impact of the CIC Units is based on the probability of a Change in Control. Because the Company considers a Change in Control on or before September 30, 2024 to be improbable, no CIC Units are included in the Company's dilutive shares.

15. GRANTS TO TRUSTEES

On December 19, 2022, five independent trustees and one trustee emeritus were granted a total of 35,222 common shares, which vest immediately and are prorated based on date appointed. The 35,222 common shares granted to our trustees had a grant fair value of $9.52 per share. The fair value of the shares granted during the year ended December 31, 2022 was determined using quoted prices available on the date of grant.

On December 13, 2021, five independent trustees and one trustee emeritus were granted a total of 29,825 common shares, which vest immediately and are prorated based on date appointed. The 29,825 common shares granted to our trustees had a grant fair value of $9.32 per share. The fair value of the shares granted during the year ended December 31, 2021 was determined using quoted prices available on the date of grant.

On December 4, 2020, six independent trustees, including one independent trustee who served on the board until the 2020 annual meeting of shareholders and did not stand for re-election, and one trustee emeritus were granted a total of 29,587 common shares, which vest immediately and are prorated based on date appointed. The 29,587 common shares granted to our trustees had a grant fair value of $8.17 per share. On December 4, 2020, one of our independent trustees elected to receive a total of 3,427 common shares with a grant date fair value of $8.17 in lieu of cash for board fees. The fair value of the shares granted during the year ended December 31, 2020 was determined using quoted prices available on the date of grant.

16. COMMITMENTS AND CONTINGENCIES

Litigation between the Company and Pillarstone REIT

On September 16, 2022, Pillarstone Capital REIT and Pillarstone Capital REIT Operating Partnership, L.P. filed suit against the Company and certain of its subsidiaries (Whitestone TRS, Inc. and Whitestone REIT Operating Partnership, L.P.) along with certain of its executives (Peter Tropoli, Christine Mastandrea, and David Holeman) in the District Court of Harris County, Texas, alleging claims relating to the limited partnership agreement between Pillarstone Capital REIT and Whitestone REIT Operating Partnership, as well as the termination of Management Agreements between Pillarstone Capital REIT Operating Partnership, L.P. and Whitestone TRS, Inc. On November 25, 2022, the claims against Peter Tropoli, Christine Mastandrea and David Holeman were dismissed. The claimants seek monetary relief in excess of $1,000,000 in damages and equitable relief. However, the Company denies the claims, has substantial legal and factual defenses against the claims, and intends to vigorously defend against the claims. The Company does not believe a probable loss will be incurred, nor does it anticipate a material adverse effect on its financial position, results of operations, cash flows or liquidity. Therefore, the Company has not recorded a charge as a result of this action.

Former CEO Litigation

On February 23, 2022, the Company's former CEO, James Mastandrea, filed suit against the Company and certain of its trustees (Nandita Berry, Jeff Jones, Jack Mahaffey, and David Taylor) and officers (David Holeman, Christine Mastandrea, Peter Tropoli) in the District Court of Harris County, Texas, alleging claims relating to the termination of claimant's employment. Claimant purports to assert claims for breach of contract, breach of fiduciary duties, tortious interference with contract, civil conspiracy, and declaratory judgment. On September 12, 2022, the claim for breach of fiduciary duty was dismissed and a claim for negligence was added. The claimant seeks a maximum of $25 million in damages and equitable relief. However, the Company denies the claims, has substantial legal and factual defenses against the claims, and intends to vigorously defend against the claims. The Company does not believe a probable loss will be incurred, nor does it anticipate a material adverse effect on its financial position, results of operations, cash flows or liquidity. Therefore, the Company has not recorded a charge as a result of this action.

Pillarstone Rights Plan

On December 26, 2021, the Board of Trustees of Pillarstone REIT adopted a new rights agreement (the "Pillarstone Rights Agreement"), pursuant to which each holder of Pillarstone REIT common stock received one preferred share purchase right (a "Right") per common share held as of the applicable record date. Each Right entitles the registered holder to purchase from Pillarstone REIT one one-thousandth (a "Unit") of a series D preferred share of Pillarstone at a purchase price ("Purchase Price") of $7.00 per Unit, subject to adjustment. The Rights are exercisable upon the occurrence of certain events as described in the Pillarstone Rights Agreement, including the acquisition by certain holders of 5% or more of the common shares of Pillarstone REIT (an "Acquiring Person"). Upon the acquisition of Pillarstone REIT common shares by an Acquiring Person, each holder of a Right (other than an Acquiring Person), will have the right to receive upon exercise a number of Pillarstone REIT common shares having a market value of two times the Purchase Price.

As set forth in the Amended and Restated Limited Partnership Agreement of Pillarstone OP, dated as of December 8, 2016 (the "Pillarstone Partnership Agreement"), we have the contractual right to have our limited partnership interests in Pillarstone redeemed at our discretion. However, upon receipt of a redemption notice, Pillarstone OP has the option of the applicable redemption price in cash, based on the market value of Pillarstone REIT common shares, or in Pillarstone REIT common shares. To the extent we seek to have our partnership units in Pillarstone OP redeemed and Pillarstone OP elects to pay the applicable redemption price in Pillarstone REIT common shares (and such shares represent 5% or more of the outstanding common shares of Pillarstone REIT), the Rights could become exercisable. To the extent the Rights are exercised as a result of our Pillarstone OP units being redeemed for Pillarstone REIT common shares, our ownership interest in Pillarstone REIT would be significantly diluted, which could adversely impact the value of our investment in Pillarstone OP.

Because the Pillarstone Rights Agreement seeks to prevent Whitestone OP from exercising its contractual Redemption Right, on July 12, 2022, Whitestone OP filed suit against Pillarstone REIT in the Court of Chancery of the State of Delaware challenging the Pillarstone Rights Agreement due to Pillarstone REIT's breach of the Pillarstone OP partnership agreement, breach of its fiduciary duty as general partner of Pillarstone OP to Whitestone OP, and breach of the implied covenant of good faith and fair dealing under the Pillarstone OP partnership agreement. The lawsuit seeks rescission and voiding of the Pillarstone Rights Agreement; a declaration that the Pillarstone Rights Agreement is unenforceable, invalid, and of no force and effect; an order permanently enjoining enforcement of the Pillarstone Rights Agreement; an award of monetary damages; and broad restrictions on Pillarstone REIT's ability to conduct its business, including buying properties, enforcing the Rights Agreement, incurring expenses, or engaging in transactions.

On September 8, 2022, the Company's Motion to Preserve the Status Quo was granted by the Court, limiting Pillarstone from engaging in any acts outside the ordinary course of business and otherwise imposing restrictions on Pillarstone to ensure that Whitestone's right of redemption right is not impaired while the underlying dispute is being considered by the Court.

While we do not believe the overall impact of the Pillarstone Rights Agreement on the carrying value of our investment in Pillarstone OP is material, we cannot reasonably estimate a range of possible loss at this time.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on our

financial position, results of operations, cash flows or liquidity.

17. SEGMENT INFORMATION

Our management historically has not differentiated by property types and therefore does not present segment information.

18. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of our unaudited quarterly financial information for the years ended December 31, 2022 and 2021 (in thousands, except per share data):

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2022							
Revenues	$	34,123	$	34,997	$	35,383	$	34,918
Net income	$	7,189	$	4,406	$	3,975	$	20,230
Net income attributable to Whitestone REIT	$	7,078	$	4,338	$	3,915	$	19,939
Basic Earnings per share:							
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares(1)	$	0.14	$	0.09	$	0.08	$	0.40
Diluted Earnings per share:							
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares(1)	$	0.14	$	0.09	$	0.08	$	0.40
2021							
Revenues	$	29,045	$	30,618	$	32,444	$	33,258
Net income	$	1,441	$	5,218	$	2,946	$	2,648
Net income attributable to Whitestone REIT	$	1,415	$	5,126	$	2,899	$	2,608
Basic Earnings per share:							
Income from continuing operations attributable to Whitestone REIT, excluding amounts attributable to unvested restricted shares(1)	$	0.03	$	0.08	$	0.06	$	0.05
Income from discontinued operations attributable to Whitestone REIT(1)		0.00	$	0.04	$	0.00	$	0.00
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares(1)	$	0.03	$	0.12	$	0.06	$	0.05
Diluted Earnings per share:							
Income from continuing operations attributable to Whitestone REIT, excluding amounts attributable to unvested restricted shares(1)	$	0.03	$	0.08	$	0.06	$	0.05
Income from discontinued operations attributable to Whitestone REIT(1)		0.00	$	0.04		0.00		0.00
Net income attributable to common shareholders, excluding amounts attributable to unvested restricted shares(1)	$	0.03	$	0.12	$	0.06	$	0.05

(1) The sum of individual quarterly basic and diluted earnings per share amounts may not agree with the year-to-date basic and diluted earning per share amounts as the result of each period's computation being based on the weighted average number of common shares outstanding during that period.

19. SUBSEQUENT EVENTS

Management evaluated subsequent events through March 8, 2023, which was the date the financial statements were available to be issued, and determined that there are no subsequent events to be reported.

Whitestone REIT and Subsidiaries
Schedule II - Valuation and Qualifying Accounts
December 31, 2022

	(in thousands)			
Description	**Balance at Beginning of Year**	**Charges(1)**	**Deductions from Reserves**	**Balance at End of Year**
Allowance for doubtful accounts:				
Year ended December 31, 2022	$ 14,896	$ 1,156	$ (2,230)	$ 13,822
Year ended December 31, 2021	16,426	(90)	(1,440)	14,896
Year ended December 31, 2020	11,173	5,649	(396)	16,426

(1) For the year ended December 31, 2022, 2021, and 2020 charges were reductions (additions) to revenue.

Whitestone REIT and Subsidiaries
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2022

| Property Name | Initial Cost (in thousands) | | Costs Capitalized Subsequent to Acquisition (in thousands) | | Gross Amount at which Carried at End of Period (in thousands)(1) (2) | | |
	Land	Building and Improvements	Improvements (net)	Carrying Costs	Land	Building and Improvements	Total
Whitestone Properties:							
Ahwatukee Plaza	$ 5,126	$ 4,086	$ 387	$ —	$ 5,126	$ 4,473	$ 9,599
Anderson Arbor	4,679	23,545	(3)	—	4,679	23,542	28,221
Anthem Marketplace	4,790	17,973	1,851	—	4,790	19,824	24,614
Anthem Marketplace Phase II	204	—	502	—	204	502	706
BLVD Place	63,893	90,942	3,161	—	63,893	94,103	157,996
The Citadel	472	1,777	3,357	—	472	5,134	5,606
City View Village	2,044	4,149	120	—	2,044	4,269	6,313
Dana Park Pad	890	4,034	(87)	—	890	3,947	4,837
Davenport Village	11,367	34,101	1,761	—	11,367	35,862	47,229
Eldorado Plaza	16,551	30,746	908	—	16,551	31,654	48,205
Fountain Hills	5,113	15,340	1,110	—	5,113	16,450	21,563
Fountain Square	5,573	9,828	3,078	—	5,573	12,906	18,479
Fulton Ranch Towne Center	7,604	22,612	2,762	—	7,604	25,374	32,978
Gilbert Tuscany Village	1,767	3,233	1,451	—	1,767	4,684	6,451
Heritage Trace Plaza	6,209	13,821	1,151	—	6,209	14,972	21,181
HQ Village	7,171	18,439	2,097	—	7,171	20,536	27,707
Keller Place	5,977	7,577	995	—	5,977	8,572	14,549
Kempwood Plaza	733	1,798	2,422	—	733	4,220	4,953
Lakeside Market	18,116	35,290	789	—	18,116	36,079	54,195
Lake Woodlands Crossing	—	12,069	(310)	—	—	11,759	11,759
La Mirada	12,853	24,464	1,798	—	12,853	26,262	39,115
Las Colinas	16,706	18,098	1,027	—	16,706	19,125	35,831
Lion Square	1,546	4,289	4,774	—	1,546	9,063	10,609
The MarketPlace at Central	1,305	5,324	1,518	—	1,305	6,842	8,147
Market Street at DC Ranch	9,710	26,779	10,063	—	9,710	36,842	46,552
Mercado at Scottsdale Ranch	8,728	12,560	1,939	—	8,728	14,499	23,227
Paradise Plaza	6,155	10,221	1,374	—	6,155	11,595	17,750
Parkside Village North	3,877	8,629	406	—	3,877	9,035	12,912
Parkside Village South	5,562	27,154	983	—	5,562	28,137	33,699
Pinnacle of Scottsdale	6,648	22,466	2,319	—	6,648	24,785	31,433
Pinnacle of Scottsdale Phase II	883	4,659	2,781	—	883	7,440	8,323
The Promenade at Fulton Ranch	5,198	13,367	823	—	5,198	14,190	19,388
Providence	918	3,675	3,062	—	918	6,737	7,655
Quinlan Crossing	9,561	28,683	1,175	—	9,561	29,858	39,419
Seville	6,913	25,518	2,669	—	6,913	28,187	35,100
Shaver	184	633	176	—	184	809	993
Shops at Pecos Ranch	3,781	15,123	1,224	—	3,781	16,347	20,128
Shops at Starwood	4,093	11,487	1,370	—	4,093	12,857	16,950
Starwood Phase III	1,818	7,069	3,633	—	1,818	10,702	12,520
The Shops at Williams Trace	5,920	14,297	2,420	—	5,920	16,717	22,637
Spoerlein Commons	2,340	7,296	984	—	2,340	8,280	10,620
The Strand at Huebner Oaks	5,805	12,335	1,035	—	5,805	13,370	19,175
SugarPark Plaza	1,781	7,125	1,490	—	1,781	8,615	10,396
Sunridge	276	1,186	954	—	276	2,140	2,416
Sunset at Pinnacle Peak	3,610	2,734	873	—	3,610	3,607	7,217
Terravita Marketplace	7,171	9,392	1,675	—	7,171	11,067	18,238

Whitestone REIT and Subsidiaries
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2022

	Initial Cost (in thousands)		Costs Capitalized Subsequent to Acquisition (in thousands)		Gross Amount at which Carried at End of Period (in thousands)(1) (2)		
Property Name	**Land**	**Building and Improvements**	**Improvements (net)**	**Carrying Costs**	**Land**	**Building and Improvements**	**Total**
Town Park	850	2,911	517	—	850	3,428	4,278
Village Square at Dana Park	10,877	40,250	6,138	—	10,877	46,388	57,265
Westchase	423	1,751	3,480	—	423	5,231	5,654
Williams Trace Plaza	6,800	14,003	1,792	—	6,800	15,795	22,595
Windsor Park	2,621	10,482	8,701	—	2,621	19,183	21,804
Woodlake Plaza	1,107	4,426	3,773	—	1,107	8,199	9,306
Total Whitestone Properties	**$ 324,299**	**$ 749,746**	**$ 104,447**	**$ —**	**$ 324,299**	**$ 854,193**	**$ 1,178,492**
Land Held for Development:							
BLVD Place Phase II-B	10,500	—	1,410	2,692	10,500	4,102	14,602
Dana Park Development	4,000	—	25	—	4,000	25	4,025
Eldorado Plaza Development	911	—	30	—	911	30	941
Fountain Hills	277	—	—	—	277	—	277
Market Street at DC Ranch	704	—	—	—	704	—	704
Total - Land Held for Development	**$ 16,392**	**$ —**	**$ 1,465**	**$ 2,692**	**$ 16,392**	**$ 4,157**	**$ 20,549**
Grand Totals - Whitestone Properties	**$ 340,691**	**$ 749,746**	**$ 105,912**	**$ 2,692**	**$ 340,691**	**$ 858,350**	**$ 1,199,041**

Property Name	Encumbrances	Accumulated Depreciation (in thousands)	Date of Construction	Date Acquired	Depreciation Life (in years)
Whitestone Properties:					
Ahwatukee Plaza		$ 1,321		8/16/2011	3 - 39
Anderson Arbor		629		12/01/2021	3 - 39
Anthem Marketplace	(3)	4,847		6/28/2013	3 - 39
Anthem Marketplace Phase II		215	3/1/2019		3 - 39
BLVD Place	(4)	14,195		5/26/2017	3 - 39
The Citadel		3,025		9/28/2010	3 - 39
City View Village		888		3/31/2015	3 - 39
Dana Park Pad		6		12/2/2022	3 - 40
Davenport Village		7,808		5/27/2015	3 - 39
Eldorado Plaza		4,711		5/3/2017	3 - 39
Fountain Hills Plaza		3,973		10/7/2013	3 - 39
Fountain Square		4,397		9/21/2012	3 - 39
Fulton Ranch Towne Center		5,518		11/5/2014	3 - 39
Gilbert Tuscany Village		2,090		6/28/2011	3 - 39
Heritage Trace Plaza		3,624		7/1/2014	3 - 39
Headquarters Village	(5)	5,708		3/28/2013	3 - 39
Keller Place		1,903		8/26/2015	3 - 39
Kempwood Plaza		2,475		2/2/1999	3 - 39
Lakeside Market		1,373		7/8/2021	3 - 39
Lake Woodlands Crossing		34		12/21/2022	3 - 43
La Mirada		4,921		9/30/2016	3 - 39
Las Colinas Village		1,625		12/6/2019	3 - 39
Lion Square		6,232		1/1/2000	3 - 39
The Marketplace at Central		2,748		11/1/2010	3 - 39
Market Street at DC Ranch		12,129		12/5/2013	3 - 39
Mercado at Scottsdale Ranch		4,142		6/19/2013	3 - 39
Paradise Plaza		3,660		8/8/2012	3 - 39
Parkside Village North		1,826		7/2/2015	3 - 39
Parkside Village South		5,697		7/2/2015	3 - 39
Pinnacle of Scottsdale	(6)	7,592		12/22/2011	3 - 39
Pinnacle of Scottsdale Phase II		1,989	3/31/2017		3 - 39
The Promenade at Fulton Ranch		3,287		11/5/2014	3 - 39
Providence		3,550		3/30/2001	3 - 39
Quinlan Crossing		6,059		8/26/2015	3 - 39
Seville		4,680		9/30/2016	3 - 39
Shaver		517		12/17/1999	3 - 39
Shops at Pecos Ranch	(7)	4,450		12/28/2012	3 - 39
Shops at Starwood	(8)	3,742		12/28/2011	3 - 39
Shops at Starwood Phase III		2,616	12/31/2016		3 - 39
The Shops at Williams Trace		3,574		12/24/2014	3 - 39
Spoerlein Commons		3,265		1/16/2009	3 - 39
The Strand at Huebner Oaks		3,122		9/19/2014	3 - 39
SugarPark Plaza		4,077		9/8/2004	3 - 39
Sunridge		1,210		1/1/2002	3 - 39
Sunset at Pinnacle Peak		1,277		5/29/2012	3 - 39
Terravita Marketplace		3,387		8/8/2011	3 - 39
Town Park		2,623		1/1/1999	3 - 39

Property Name	Encumbrances	Accumulated Depreciation (in thousands)	Date of Construction	Date Acquired	Depreciation Life
Village Square at Dana Park	(9)	12,981		9/21/2012	3 - 39
Westchase		2,961		1/1/2002	3 - 39
Williams Trace Plaza		3,465		12/24/2014	3 - 39
Windsor Park		11,802		12/16/2003	3 - 39
Woodlake Plaza		4,340		3/14/2005	3 - 39
		$ 208,286			
Land Held for Development:					
BLVD Place Phase II-B		—		5/26/2017	Land - Not Depreciated
Dana Park Development		—		9/21/2012	Land - Not Depreciated
Eldorado Plaza Development		—		12/29/2017	Land - Not Depreciated
Fountain Hills		—		10/7/2013	Land - Not Depreciated
Market Street at DC Ranch		—		12/5/2013	Land - Not Depreciated
Total - Land Held For Development		$ —			
Grand Totals - Whitestone Properties		$ 208,286			

(1) Reconciliations of total real estate carrying value for the three years ended December 31, follows (in thousands):

		2022		2021		2020
Balance at beginning of period	$	1,196,919	$	1,106,426	$	1,099,955
Additions during the period:						
Acquisitions		16,992		81,588		—
Improvements		13,659		9,642		7,613
		30,651		91,230		7,613
Deductions - cost of real estate sold or retired		(28,529)		(737)		(1,142)
Balance at close of period	$	**1,199,041**	$	**1,196,919**	$	**1,106,426**

(2) The aggregate cost of real estate for federal income tax purposes is $1.2 billion.

(3) This property secures a $15.1 million mortgage note.

(4) This property secures a $80.0 million mortgage note.

(5) This property secures a $19.0 million mortgage note.

(6) This property secures a $20.2 million mortgage note.

(7) This property secures a $14.0 million mortgage note.

(8) This property secures a $14.3 million mortgage note.

(9) A portion of this property secures a $2.6 million mortgage note.

FFO: Funds From Operations: The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (calculated in accordance with GAAP), excluding depreciation and amortization related to real estate, gains or losses from the sale of certain real estate assets, gains and losses from change in control, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. We calculate FFO in a manner consistent with the NAREIT definition and also include adjustments for our unconsolidated real estate partnership. Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income (loss) alone as the primary measure of our operating performance. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Because real estate values instead have historically risen or fallen with market conditions, management believes that the presentation of operating results for real estate companies that use historical cost accounting is insufficient by itself. In addition, securities analysts, investors and other interested parties use FFO as the primary metric for comparing the relative performance of equity REITs. FFO should not be considered as an alternative to net income or other measurements under GAAP, as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness. Although our calculation of FFO is consistent with that of NAREIT, there can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs.

Whitestone REIT and Subsidiaries
RECONCILIATION OF NON-GAAP MEASURES
(in thousands, except per share and per unit data)

	Three Months Ended December 31,				Year Ended December 31,			
	2022		**2021**		**2022**		**2021**	
FFO (NAREIT) AND NORMALIZED FFO								
Net income attributable to Whitestone REIT	$	19,939	$	2,608	$	35,270	$	12,048
Adjustments to reconcile to FFO:[1]								
Depreciation and amortization of real estate assets		8,004		7,453		31,538		28,806
Depreciation and amortization of real estate assets of real estate partnership (pro rata)		404		420		1,613		1,674
Loss on disposal of assets, net		180		1		192		90
Gain on sale of properties from continuing operations, net		(16,950)		—		(16,950)		(266)
Gain on sale of property from discontinued operations		—		—		—		(1,833)
(Gain) loss on sale or disposal of properties or assets of real estate partnership (pro rata)(2)		—		—		—		(19)
Net income attributable to noncontrolling interests		291		40		530		205
FFO (NAREIT)		11,868		10,522		52,193		40,705
Adjustments to reconcile to Normalized FFO:								
Early debt extinguishment costs		—		—		147		—
Normalized FFO	$	11,868	$	10,522	$	52,340	$	40,705
FFO PER SHARE AND OP UNIT CALCULATION								
Numerator:								
FFO	$	11,868	$	10,522	$	52,193	$	40,705
Normalized FFO	$	11,868	$	10,522	$	52,340	$	40,705
Denominator:								
Weighted average number of total common shares - basic		49,384		49,102		49,256		45,486
Weighted average number of total noncontrolling OP units - basic		695		771		738		772
Weighted average number of total common shares and noncontrolling OP units - basic		50,079		49,873		49,994		46,258
Effect of dilutive securities:								
Unvested restricted shares		742		879		694		850
Weighted average number of total common shares and noncontrolling OP units - diluted		50,821		50,752		50,688		47,108
FFO per common share and OP unit - basic	$	0.24	$	0.21	$	1.04	$	0.88
FFO per common share and OP unit - diluted	$	0.23	$	0.21	$	1.03	$	0.86
Normalized FFO per common share and OP unit - basic	$	0.24	$	0.21	$	1.05	$	0.88
Normalized FFO per common share and OP unit - diluted	$	0.23	$	0.21	$	1.03	$	0.86

[1]   Includes pro-rata share attributable to real estate partnership.

[2]   We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated depreciation and amortization of real estate assets based on the information available to us at the time of this Report.



EBITDAre: The National Association of Real Estate Investment Trusts ("NAREIT") defines EBITDAre as net income computed in accordance with GAAP, plus interest expense, income tax expense, depreciation and amortization and impairment write-downs of depreciable property and of investments in unconsolidated affiliates caused by a decrease in value of depreciable property in the affiliate, plus or minus losses and gains on the disposition of depreciable property, including losses/gains on change in control and adjustments to reflect the entity's share of EBITDAre of the unconsolidated affiliates and consolidated affiliates with non-controlling interests. The Company calculates EBITDAre in a manner consistent with the NAREIT definition. Management believes that EBITDAre represents a supplemental non-GAAP performance measure that provides investors with a relevant basis for comparing REITs. There can be no assurance the EBITDAre as presented by the Company is comparable to similarly titled measures of other REITs. EBITDAre should not be considered as alternatives to net income or other measurements under GAAP as indicators of operating performance or to cash flows from operating, investing or financing activities as measures of liquidity. EBITDAre does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness.

Net debt: We present net debt, which we define as total debt less cash plus our proportional share of net debt of real estate partnership, and net debt to pro forma EBITDAre, which we define as net debt divided by EBITDAre because we believe they are helpful as supplemental measures in assessing our ability to service our financing obligations and in evaluating balance sheet leverage against that of other REITs. However, net debt and net debt to pro forma EBITDAre should not be viewed as a stand-alone measure of our overall liquidity and leverage. In addition, our REITs may use different methodologies for calculating net debt and net debt to pro forma EBITDAre, and accordingly our net debt and net debt to pro forma EBITDAre may not be comparable to that of other REITs.

Whitestone REIT and Subsidiaries
RECONCILIATION OF NON-GAAP MEASURES
(continued)
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION FOR REAL ESTATE (EBITDAre)				
Net income attributable to Whitestone REIT	$ 19,939	$ 2,608	$ 35,270	$ 12,048
Depreciation and amortization	8,046	7,492	31,707	28,950
Interest expense	8,082	6,147	27,193	24,564
Provision for income taxes	109	111	422	385
Net income attributable to noncontrolling interests	291	40	530	205
Equity in earnings of real estate partnership [1]	65	(180)	(239)	(609)
EBITDAre adjustments for real estate partnership [1]	533	813	2,626	3,071
Gain on sale of properties from continuing operations, net	(16,950)	—	(16,950)	(266)
Gain on sale of property from discontinued operations	—	—	—	(1,833)
Loss on disposal of assets, net	180	1	192	90
EBITDAre	**$ 20,295**	**$ 17,032**	**$ 80,751**	**$ 66,605**

[1] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated equity in earnings and EBITDAre adjustments for real estate partnership based on the information available to us at the time of this Report.

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Debt/EBITDAre Ratio				
Outstanding debt, net of insurance financing	$ 625,991	$ 643,613	$ 625,991	$ 643,613
Less: Cash	(6,166)	(15,721)	(6,166)	(15,721)
Add: Proportional share of net debt of unconsolidated real estate partnership [1]	8,112	8,200	8,112	8,200
Total Net Debt	$ 627,937	$ 636,092	$ 627,937	$ 636,092
EBITDAre	$ 20,295	$ 17,032	$ 80,751	$ 66,605
Effect of partial period acquisitions and dispositions	$ 168	$ 301	$ (48)	$ 3,176
Pro forma EBITDAre	$ 20,463	$ 17,333	$ 80,703	$ 69,781
Pro forma annualized EBITDAre	$ 81,852	$ 69,332	$ 80,703	$ 69,781
Ratio of debt to pro forma EBITDAre	**7.7**	**9.2**	**7.8**	**9.1**

[1] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated proportional share of net debt and real estate based on the information available to us at the time of this Report.

EBITDAre: The National Association of Real Estate Investment Trusts ("NAREIT") defines EBITDAre as net income computed in accordance with GAAP, plus interest expense, income tax expense, depreciation and amortization and impairment write-downs of depreciable property and of investments in unconsolidated affiliates caused by a decrease in value of depreciable property in the affiliate, plus or minus losses and gains on the disposition of depreciable property, including losses/gains on change in control and adjustments to reflect the entity's share of EBITDAre of the unconsolidated affiliates and consolidated affiliates with non-controlling interests. The Company calculates EBITDAre in a manner consistent with the NAREIT definition. Management believes that EBITDAre represents a supplemental non-GAAP performance measure that provides investors with a relevant basis for comparing REITs. There can be no assurance the EBITDAre as presented by the Company is comparable to similarly titled measures of other REITs. EBITDAre should not be considered as alternatives to net income or other measurements under GAAP as indicators of operating performance or to cash flows from operating, investing or financing activities as measures of liquidity. EBITDAre does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness.

Net debt: We present net debt, which we define as total debt less cash plus our proportional share of net debt of real estate partnership, and net debt to pro forma EBITDAre, which we define as net debt divided by EBITDAre because we believe they are helpful as supplemental measures in assessing our ability to service our financing obligations and in evaluating balance sheet leverage against that of other REITs. However, net debt and net debt to pro forma EBITDAre should not be viewed as a stand-alone measure of our overall liquidity and leverage. In addition, our REITs may use different methodologies for calculating net debt and net debt to pro forma EBITDAre, and accordingly our net debt and net debt to pro forma EBITDAre may not be comparable to that of other REITs.

Whitestone REIT and Subsidiaries RECONCILIATION OF NON-GAAP MEASURES (continued) (in thousands)							
	Three Months Ended December 31,				Year Ended December 31,		
	2022		2021		2022		2021
PROPERTY NET OPERATING INCOME							
Net income attributable to Whitestone REIT	$	19,939	$	2,608	$	35,270	$ 12,048
General and administrative expenses		5,003		6,589		18,066	22,625
Depreciation and amortization		8,046		7,492		31,707	28,950
Equity in earnings of real estate partnership [1]		65		(180)		(239)	(609)
Interest expense		8,082		6,147		27,193	24,564
Interest, dividend and other investment income		(22)		(13)		(65)	(116)
Provision for income taxes		109		111		422	385
Gain on sale of properties from continuing operations, net		(16,950)		—		(16,950)	(266)
Gain on sale of property from discontinued operations		—		—		—	(1,833)
Management fee, net of related expenses		—		85		112	331
Loss on disposal of assets, net [1]		180		1		192	90
NOI of real estate partnership (pro rata)		594		987		3,023	3,833
Net income attributable to noncontrolling interests		291		40		530	205
NOI	$	25,337	$	23,867	$	99,261	$ 90,207
Non-Same Store NOI [2]		(727)		(623)		(7,244)	(3,513)
NOI of real estate partnership (pro rata)		(594)		(987)		(3,023)	(3,833)
NOI less Non-Same Store NOI and NOI of real estate partnership (pro rata)		24,016		22,257		88,994	82,861
Same Store straight-line rent adjustments		(378)		(238)		(1,181)	(1,371)
Same Store amortization of above/below market rents		(264)		(198)		(949)	(832)
Same Store lease termination fees		(21)		(14)		(135)	(280)
Same Store NOI [3]	$	23,353	$	21,807	$	86,729	$ 80,378

[1] We rely on reporting provided to us by our third-party partners for financial information regarding the Company's investment in Pillarstone OP. Because Pillarstone OP financial statements as of December 31, 2022 have not been made available to us, we have estimated equity in earnings and pro rata share of NOI of real estate partnership based on the information available to us at the time of this Report.

[2] We define "Non-Same Store" as properties that have been acquired since the beginning of the period being compared and properties that have been sold, but not classified as discontinued operations. For purposes of comparing the three months ended December 31, 2022 to the three months ended December 31, 2021, Non-Same Store includes properties acquired between October 1, 2021 and December 31, 2022 and properties sold between October 1, 2021 and December 31, 2022, but not included in discontinued operations. For purposes of comparing the twelve months ended December 31, 2022 to the twelve months ended December 31, 2021, Non-Same Store includes properties acquired between January 1, 2021 and December 31, 2022 and properties sold between January 1, 2021 and December 31, 2022, but not included in discontinued operations.

[3] We define "Same Store" as properties that have been owned during the entire period being compared. For purposes of comparing the three months ended December 31, 2022 to the three months ended December 31, 2021, Same Store includes properties owned before October 1, 2021 and not sold before December 31, 2022. For purposes of comparing the twelve months ended December 31, 2022 to the twelve months ended December 31, 2021, Same Store includes properties owned before January 1, 2021 and not sold before December 31, 2022.



CORPORATE INFORMATION

Board of Trustees

DAVID F. TAYLOR
Chairman of the Board of Trustees, Whitestone REIT; Chair of Locke Lord, LLP and former Managing Partner of its Houston office; Board Member of the Greater Houston Partnership, The Salvation Army of Greater Houston, Theatre Under the Stars, and Oldham Little Church Foundation.

NANDITA V. BERRY
Former 109th Texas Secretary of State; former Board Member of the University of Houston System Board of Regents; former Senior Counsel of Locke Lord LLP and El Paso Energy Corporation; former Board Member of the Houston Zoo, Inc., the South Asian Chamber of Commerce and the Community Family Center of Houston.

AMY S. FENG
Director of Investor Relations, Shopify, Inc.; Formerly, Managing Director at Joele Frank Wilkinson Brimmer Katcher; Formerly, Executive Vice President with Abernathy MacGregor; Formerly, Managing Director and Senior Research Analyst with JMP Securities; Formerly, Equity Research Senior Analyst for Lehman Brothers; Formerly, board member for the San Francisco chapter of the National Investor Relations Institute; Board member on the Water Council of DigDeep.

DAVID K. HOLEMAN
Chief Executive Officer; Chief Financial Officer, 2006 to 2021; Chief Financial Officer of Whitestone REIT's former management company; Certified Public Accountant.

JEFFREY A. JONES
Managing Director of Stephens Inc.; former Co-Head of Blackhill Partners, an investment banking and restructuring firm; current member of the Board of the Alternative Asset Center at Southern Methodist University; current Board Trustee of the First Presbyterian Church of Dallas Foundation; former Board Member of the CFA Society of Dallas.

PAUL T. LAMBERT
Chief Executive Officer of Lambert Capital Corporation; Founder and former Director and Chief Operating Officer, First Industrial Realty Trust; Trustee, Pillarstone Capital REIT.

Senior Management Team

DAVID K. HOLEMAN
Chief Executive Officer

CHRISTINE J. MASTANDREA
Chief Operating Officer

J. SCOTT HOGAN
Chief Financial Officer

PETER A. TROPOLI
General Counsel

MICHELLE S. SIV
Vice President of Human Resources

TIM H. NG
Vice President of Acquisitions

DAVID L. MORDY
Director of Investor Relations

MATTHEW A. OKMIN
Regional Senior Vice President, Arizona

DAVID C. SPAGNOLO
Regional Senior Vice President, Dallas/Austin

CORPORATE HEADQUARTERS
Whitestone REIT
2600 South Gessner Road,
Suite 500
Houston,TX 77063
Toll Free: 866.789.7348
https://www.whitestonereit.com

OFFICES

Arizona
20789 North Pima Road, Suite 210
Scottsdale, AZ 85255
Phone: 480.584.6181

Dallas-Fort Worth
8240 Preston Road Ste 275
Plano TX 75024
Phone: 214.824.7888

Austin
3801 North Capital of Texas Highway,
Suite E-205
Austin, TX 78746
Phone: 512.992.3037

San Antonio
11225 Huebner Road
San Antonio, TX 78230
Phone: 512.992.3037

INVESTOR RELATIONS
Shareholders are encouraged to contact David Mordy, Director of Investor Relations, with questions or requests for information at ir@whitestonereit.com.

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is included as part of this annual report and is available upon written request and online at the SEC website: www.sec.gov.

REGISTRAR & TRANSFER AGENT
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

ACCOUNT MAINTENANCE INQUIRIES SHOULD BE DIRECTED TO
AST Shareholder Services Department
888.999.0027
877.879.8035

Rev 03.22.23

WSR
NYSE LISTED